  1

Exhibit

99.1
Barclays

PLC

This

exhibit

includes

portions

from

the

previously

published

Results

Announcement

of

Barclays

PLC

relating

to

the

nine

months
ended

30

September

2020,

as

amended

in

part

to

comply

with

the

requirements

of

Regulation

G

and

Item

10(e)

of

Regulation

S-K
promulgated

by

the

US

Securities

and

Exchange

Commission

(SEC),

including

the

reconciliation

of

certain

financial

information

to
comparable

measures

prepared

in

accordance

with

International

Financial

Reporting

Standards

(IFRS).

The

purpose

of

this
document

is

to

provide

such

additional

disclosure

as

required

by

Regulation

G

and

Regulation

S-K

item

10(e),

to

delete

certain
information

not

in

compliance

with

SEC

regulations

and

to

include

reconciliations

of

certain

non-IFRS

figures

to

the

most

directly
equivalent

IFRS

figures

for

the

periods

presented.

This

document

does

not

update

or

otherwise

supplement

the

information
contained

in

the

previously

published

Results

Announcement.

Any

reference

to

a

website

in

this

document

is

made

for
informational

purposes

only,

and

information

found

at

such

websites

is

not

incorporated

by

reference

into

this

document.

An

audit

opinion

has

not

been

rendered

in

respect

of

this

document.

Notes

  2

The

terms

Barclays

or

Group

refer

to

Barclays

PLC

together

with

its

subsidiaries.

Unless

otherwise

stated,

the

income

stat

ement

analysis

compares

the

nine
months

ended

30

September

2020

to

the

corresponding

nine

months

of

2019

and

balance

sheet

analysis

as

at

30

September

2020

with

comparatives

relating
to

31

December

2019

and

30

September

2019.

The

abbreviations

‘£m’

and

‘£bn’

represent

millions

and

thousands

of

millions

of

Pounds

Sterling

respectively;
the

abbreviations

‘$m’

and

‘$bn’

represent

millions

and

thousands

of

millions

of

US

Dollars

respectively;

and

the

abbreviations

‘€m’

and

‘€bn’

represent
millions

and

thousands

of

millions

of

Euros

respectively.

There

are

a

number

of

key

judgement

areas,

for

example

impairment

calculations,

which

are

based

on

models

and

which

are

subject

to

ongoing

adjustment
and

modifications.

Reported

numbers

reflect

best

estimates

and

judgements

at

the

given

point

in

time.
Relevant

terms

that

are

used

in

this

document

but

are

not

defined

under

applicable

regulatory

guidance

or

International

Financial

Reporting

Standards

(IFRS)
are

explained

in

the

results

glossary

that

can

be

accessed

at

home.barclays/investor

-relations/reports-and-events/latest-financial-results.

The

information

in

this

announcement,

which

was

approved

by

the

Board

of

Directors

on

22

October

2020,

does

not

comprise

statutory

accounts

within

the
meaning

of

Section

434

of

the

Companies

Act

2006.

Statutory

accounts

for

the

year

ended

31

December

2019,

which

contained

an

unmodified

audit

report
under

Section

495

of

the

Companies

Act

2006

(which

did

not

make

any

statements

under

Section

498

of

the

Companies

Act

2006)

have

been

delivered

to

the
Registrar

of

Companies

in

accordance

with

Section

441

of

the

Companies

Act

2006.
Barclays

is

a

frequent

issuer

in

the

debt

capital

markets

and

regularly

meets

with

investors

via

formal

road-shows

and

other

ad

hoc

meetings.

Consistent

with
its

usual

practice,

Barclays

expects

that

from

time

to

time

over

the

coming

quarter

it

will

meet

with

investors

globally

to

discuss

these

results

and

other
matters

relating

to

the

Group.

Non-IFRS

performance

measures
Barclays

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable

information

to

the

readers

of

the
financial

statements

as

they

enable

the

reader

to

identify

a

more

consistent

basis

for

comparing

the

businesses’

performance

between

financial

periods

and
provide

more

detail

concerning

the

elements

of

performance

which

the

managers

of

these

businesses

are

most

directly

able

to

influence

or

are

relevant

for
an

assessment

of

the

Group.

They

also

reflect

an

important

aspect

of

the

way

in

which

operating

targets

are

defined

and

performance

is

monitored

by
Barclays

management.

However,

any

non-IFRS

performance

measures

in

this

document

are

not

a

substitute

for

IFRS

measures

and

readers

should

consider
the

IFRS

measures

as

well.

Refer

to

the

appendix

on

pages

42

to

52

for

further

information

and

calculations

of

non-IFRS

performance

measures

included
throughout

this

document,

and

the

most

directly

comparable

IFRS

measures.

Key

non-IFRS

measures

included

in

this

document,

and

the

most

directly

comparable

IFRS

measures,

are:

–

Attributable

profit/(loss)

excluding

litigation

and

conduct

represents

attributable

profit/(loss)

excluding

litigation

and

conduct

charges.

The

comparable

IFRS
measure

is

attributable

profit/(loss).

A

reconciliation

is

provided

on

pages

44

to

51;

–

Average

allocated

equity

represents

the

average

shareholders’

equity

that

is

allocated

to

the

businesses.

The

comparable

IFRS

measure

is

average

equity.

A
reconciliation

is

provided

on

pages

44

to

50;

–

Average

allocated

tangible

equity

is

calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the

current

month’s

period
end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the

period

is

the

average

of

the

monthly

averages

within

that

period.

Period

end
allocated

tangible

equity

is

calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill

and

intangible
assets,

reflecting

the

assumptions

the

Group

uses

for

capital

planning

purposes.

Head

Office

allocated

tangible

equity

represents

the

difference

between

the
Group’s

tangible

shareholders’

equity

and

the

amounts

allocated

to

businesses.

The

comparable

IFRS

measure

is

average

equity.

A

reconciliation

is

provided
on

pages

44

to

50;

–

Average

tangible

shareholders’

equity

is

calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the

current

month’s

period

end
tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the

monthly

averages

within

that

period.

The

comparable

IFRS
measure

is

average

equity.

A

reconciliation

is

provided

on

pages

44

to

50;

–

Basic

earnings

per

share

excluding

litigation

and

conduct

is

calculated

by

dividing

statutory

profit

after

tax

attributable

to

ordinary

shareholders

excluding
litigation

and

conduct

charges,

by

the

basic

weighted

average

number

of

shares.

The

comparable

IFRS

measure

is

basic

earnings

per

share.

A

reconciliation

is
provided

on

pages

44

to

46;

–

Cost:

income

ratio

excluding

litigation

and

conduct

represents

operating

expenses

excluding

litigation

and

conduct

charges,

divided

by

total

income.

The
comparable

IFRS

measure

is

cost:

income

ratio.

A

reconciliation

is

provided

on

pages

44

to

50;

–

Operating

expenses

excluding

litigation

and

conduct

represents

operating

expenses

excluding

litigation

and

conduct

charges.

The

comparable

IFRS

measure
is

operating

expenses.

A

reconciliation

is

provided

on

pages

44

to

50;

–

Pre

-provision

profits

is

calculated

by

excluding

credit

impairment

charges

from

profit

before

tax.

The

comparable

IFRS

measure

is

profit

before

tax.

A
reconciliation

is

provided

on

pages

44

to

46;

–

Pre

-provision

profits

excluding

litigation

and

conduct

is

calculated

by

excluding

litigation

and

conduct,

and

credit

impairment

charges

from

profit

before

tax.
The

comparable

IFRS

measure

is

profit

before

tax.

A

reconciliation

is

provided

on

pages

44

to

46;

–

Profit/(loss)

before

tax

excluding

litigation

and

conduct

represents

profit/(loss)

before

tax

excluding

litigation

and

conduct

charges.

The

comparable

IFRS
measure

is

profit/(loss)

before

tax.

A

reconciliation

is

provided

on

pages

44

to

51;

–

Return

on

average

allocated

equity

represents

the

return

on

shareholders’

equity

that

is

allocated

to

the

businesses.

The

comparable

IFRS

measure

is

return
on

equity.

A

reconciliation

is

provided

on

page

52;

–

Return

on

average

allocated

tangible

equity

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a
proportion

of

average

allocated

tangible

equity.

The

comparable

IFRS

measure

is

return

on

equity.

A

reconciliation

is

provided

on

page

52;

–

Return

on

average

allocated

tangible

equity

excluding

litigation

and

conduct

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and

conduct

charges,

as

a

proportion

of

average

allocated

tangible

equity.

The

comparable

IFRS

measure

is

return
on

equity.

A

reconciliation

is

provided

on

page

52;

Notes

  3

–

Return

on

average

tangible

shareholders’

equity

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a
proportion

of

averag

e

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for

the

deduction

of

intangible

assets
and

goodwill.

The

comparable

IFRS

measure

is

return

on

equity.

A

reconciliation

is

provided

on

page

52;

and

–

Tangible

net

asset

value

per

share

is

calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity

instruments,

less
goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

The

comparable

IFRS

measure

is

net

asset

value

per

share.

A

reconciliation

is
provided

on

page

51.

Forward

-looking

statements
This

document

contains

certain

forward-looking

statements

within

the

meaning

of

Section

21E

of

the

US

Securities

Exchange

Act

of

1934,

as

amended,

and
Section

27A

of

the

US

Securities

Act

of

1933,

as

amended,

with

respect

to

the

Group.

Barclays

cautions

readers

that

no

forward

-looking

statement

is

a
guarantee

of

future

performance

and

that

actual

results

or

other

financial

condition

or

performance

measures

could

differ

materially

from

those

contained

in
the

forward

-looking

statements.

These

forward

-looking

statements

can

be

identified

by

the

fact

that

they

do

not

relate

only

to

historical

or

current

facts.
Forward

-looking

statements

sometimes

use

words

such

as

‘may’,

‘will’,

‘seek’,

‘continue’,

‘aim’,

‘anticipate’,

‘target’,

‘projected’,

‘expect’,

‘estimate’,

‘intend’,
‘plan’,

‘goal’,

‘believe’,

‘achieve’

or

other

words

of

similar

meaning.

Forward

-looking

statements

can

be

made

in

writing

but

also

may

be

made

verbally

by
members

of

the

management

of

the

Group

(including,

without

limitation,

during

management

presentations

to

financial

analysts)

in

connection

with

this
document.

Examples

of

forward

-looking

statements

include,

among

others,

statements

or

guidance

regardi

ng

or

relating

to

the

Group’s

future

financial
position,

income

growth,

assets,

impairment

charges,

provisions,

business

strategy,

capital,

leverage

and

other

regulatory

ratios,

payment

of

dividends
(including

dividend

payout

ratios

and

expected

payment

st

rategies),

projected

levels

of

growth

in

the

banking

and

financial

markets,

projected

costs

or
savings,

any

commitments

and

targets,

estimates

of

capital

expenditures,

plans

and

objectives

for

future

operations,

projected

employee

numbers,

IFRS
impacts

and

other

statements

that

are

not

historical

fact.

By

their

nature,

forward

-looking

statements

involve

risk

and

uncertainty

because

they

relate

to
future

events

and

circumstances.

The

forward

-looking

statements

speak

only

as

at

the

date

on

which

they

are

made

and

such

statements

may

be

affected

by
changes

in

legislation,

the

development

of

standards

and

interpretations

under

IFRS,

including

evolving

practices

with

regard

to

the

interpretation

and
application

of

accounting

and

regulatory

standards,

the

outcome

of

current

and

future

legal

proceedings

and

regulatory

investigations,

future

levels

of
conduct

provisions,

the

policies

and

actions

of

governmental

and

regulatory

authorities,

geopolitical

risks

and

the

impact

of

competition.

In

addition,

factors
including

(but

not

limited

to)

the

following

may

have

an

effect:

capital,

leverage

and

other

regulatory

rules

applicable

to

past,

current

and

future

periods;

UK,
US,

Eurozone

and

global

macroeconomic

and

business

conditions;

the

effects

of

any

volatility

in

credit

markets;

market

related

risks

such

as

changes

in
interest

rates

and

foreign

exchange

rates;

effects

of

changes

in

valuation

of

credit

market

exposures;

changes

in

valuation

of

issued

securities;

volatility

in
capital

markets;

changes

in

credit

ratings

of

any

entity

within

the

Group

or

any

securities

issued

by

such

entities;

direct

and

indirect

impacts

of

the
coronavirus

(COVID-19)

pandemic;

instability

as

a

result

of

the

exit

by

the

UK

from

the

European

Union

(EU)

(including

the

outcome

of

negotiations
concerning

the

UK’s

future

trading

and

security

relationship

with

the

EU)

and

the

disruption

that

may

subsequently

result

in

the

UK

and

globally;

and

the
success

of

future

acquisitions,

disposals

and

other

strategic

transactions.

A

number

of

these

influences

and

factors

are

beyond

the

Group’s

control.

As

a
result,

the

Group’s

actual

financial

position,

future

results,

dividend

payments,

capital,

leverage

or

other

regulatory

ratios

or

other

financial

and

non-financial
metrics

or

performance

measures

may

differ

materially

from

the

statements

or

guidance

set

forth

in

the

Group’s

forward-looking

statements.

Additional

risks
and

factors

which

may

impact

the

Group’s

future

financial

condition

and

performance

are

identified

in

our

filings

with

the

SEC

(including,

without

limitation,
our

Annual

Report

on

Form

20-F

for

the

fiscal

year

ended

31

December

2019

and

our

2020

Interim

Results

Announcement

for

the

six

months

ended

30

June
2020

filed

on

Form

6-K),

which

are

available

on

the

SEC’s

website

at

www.sec.gov.
Subject

to

our

obligations

under

the

applicable

laws

and

regulations

of

any

relevant

jurisdiction,

(including,

without

limitation,

the

UK

and

the

US),

in

relation
to

disclosure

and

ongoing

information,

we

undertake

no

obligation

to

update

publicly

or

revise

any

forward

-looking

statements,

whether

as

a

result

of

new
information,

future

events

or

otherwise.

Performance

Highlights

  4

Open

for

business

during

the

COVID

-19

pandemic,

helping

support

the

economy
COVID

-19

support
Supporting

our

customers,
clients,

communities,

and
colleagues
●

Provided

over

640k

payment

holidays

to

customers,

c.£25bn

of

COVID

-19

support

to

UK

businesses
1
and
helped

businesses

and

institutions

access

global

capital

markets

including

underwriting

over

£1tn

of

new
issuance
2

in

Q220

and

Q320.

Also

waived

c.£100m

of

interest

and

fees

to

customers,

and

committed

to

a
£100m

COVID-19

Community

Aid

Package

Diversified

business

model

delivered

a

resilient

operating

performance

Q320

YTD
Despite

the

pandemic,

Barclays

delivered

a

Q320

YTD

Group

profit

before

tax

of

£2.4bn

(Q319

YTD:

£3.3bn,

included

a

Payment

Protection
Insurance

(PPI)

provision

of

£1.4bn),

a

return

on

equity

(RoE)

of

3.1%

(Q319

YTD:

4.3%),

a

return

on

tangible

equity

(RoTE)

of

3.6%

(Q319

YTD:
5.1%),

earnings

per

share

(EPS)

of

7.6p

(Q319

YTD:

10.4p)

and

a

common

equity

tier

1

(CET1)

ratio

of

14.6%

(December

2019:

13.8%)
Income
Diversified

income

streams

with
strong

Q320

YTD

CIB

income
offsetting

challenges

in

Barclays
UK

and

CC&P
Group

income

of

£16.8bn

up

3%

versus

prior

year
●

Barclays

International

income

of

£12.4bn,

up

11%

versus

prior

year
-

Corporate

and

Investment

Bank

(CIB)

income

of

£9.8bn,

up

24%
driven

by

strong

Markets

income
reflecting

wider

spreads

and

market

share

gains
3

-

Consumer,

Cards

and

Payments

(CC&P)

income

of

£2.6bn,

down

21%

driven

by

lower

balances,
margin

compression

and

reduced

payments

activity

●

Barclays

UK

income

of

£4.7bn

down

12%

versus

prior

year
reflecting

lower

interest

rates

and

unsecured
lending

balances,

COVID

-19

customer

support

actions

and

the

removal

of

certain

fees
Credit

impairment

charges
Increased

impairment
provisioning

driving

higher
coverage

ratios

across

portfolios
Group

credit

impairment

charges

increased

to

£4.3bn

(Q319

YTD:

£1.4bn)

reflecting

the

impact

from

revised
IFRS

9

scenarios

and

£0.7bn

in

respect

of

single

name

wholesale

loan

charges
●

Impairment

coverage

ratio

for

the

unsecured

consumer

lending

and

wholesale

portfolios

increased

to
12.2%

(FY19:

8.1%)

and

1.5%

(FY19:

0.8%)

respectively
Costs
4
Improved

cost:

income

ratio
Group

operating

expenses

of

£10.0bn

down

1%

versus

prior

year
●

Cost

efficiencies

and

cost

discipline

contributed

to

positive

cost:

income

jaws

of

4%

resulting

in

an
improved

cost:

income

ratio

of

59%

(Q319

YTD:

62%)
●

Group

total

operating

expenses,

including

litigation

and

conduct,

of

£10.1bn

resulting

in

a

cost:

income
ratio,

including

litigation

and

conduct,

of

60%

(Q319

YTD:

72%)
Capital,

liquidity,

NAV

and

TNAV
Strong

capital

and

liquidity
position
CET1

ratio

of

14.6%,

a

YTD

increase

of

80bps
●

The

increase

over

the

first

nine

months

of

the

year

reflects

profits,

regulatory

measures

and

cancellation
of

the

full

year

2019

dividend

payment,

partially

offset

by

a

YTD

increase

in

Risk

Weighted

Assets

(RWAs)
●

Headroom

of

3.3%

above

Maximum

Distributable

Amount

(MDA)

hurdle

of

11.3%
5

●

The

Group

liquidity

pool

was

£327bn

(December

2019:

£211bn)

and

the

liquidity

coverage

ratio

(LCR)

was
181%

(December

2019:

160%)
●

Net

asset

value

(NAV)

per

share

was

322p

(December

2019:

309p).

Tangible

net

asset

value

(TNAV)

per
share

increased

to

275p

(December

2019:

262p)
Q320

performance
Q320

Barclays

UK

and

CC&P
income

improved

from

Q220,
whilst

CIB

remains

strong

year

on
year
Q320

Group

profit

before

tax

of

£1.1bn

(Q319:

£0.2bn),

resulting

in

a

RoE

of

4.3%

(Q319:

(2.1%)),

a

RoTE

of
5.1%

(Q319:

(2.4%))

and

EPS

of

3.5p

(Q319:

(1.7p))
●

Q320

Group

income

of

£5.2bn,

down

6%

versus

prior

year
●

Q320

Barclays

International

income

of

£3.8bn,

up

1%

versus

prior

year
-

Q320

CIB

income

of

£2.9bn,

up

11%

versus

prior

year

driven

by

a

29%

increase

in

Markets

income,
but

down

12%

versus

prior

quarter
-

Q320

CC&P

income

of

£0.9bn,

down

23%

versus

prior

year

but

up

26%

versus

prior
  quarter
improved

from

the

Q220

low

point

reflecting

recovery

in

US

cards

spend,

deposit

repricing,

UK
merchant

acquiring

volumes,

and

the

non-recurrence

of

a

£100m

valuation

loss

in

Barclays’
preference

shares

in

Visa

Inc.
●

Q320

Barclays

UK

income

of

£1.6bn,

down

16%

versus

prior

year

but

up

6%

versus

prior

quarter

improved

from

the

Q220

low

point

with

Q320

net

interest

margin

(NIM)

stable

at

2.51%

(Q220:

2.48%)

●

Q320

Group

credit

impairment

charge

of

£0.6bn,

up

32%

versus

prior

year

but

down

63%

versus

prior
quarter
●

Q320

Group

operating

expenses

of

£3.4bn
4
,

up

3%

versus

prior

year

and

2%

versus

prior

quarter.

Q320
Group

total

operating

expenses,

including

litigation

and

conduct,

of

£3.5bn
●

CET1

ratio

of

14.6%,

an

increase

of

40bps

in

Q320

mainly

due

to

lower

RWAs

1

Total

payment

holiday

s

granted

as

at

30

September

2020,

business

lending

and

commer

cial

paper

issuance

data

as

at

19

October

2020.
2

Across

Equity

and

Debt

Capital

Markets.
3

Data

source:

Coalition,

H120

Competitor

Analysis.

Market

share

represents

Barclays

share

of

the

total

industry

Revenue

Pool.

Analysis

is

based

on

Barclays

internal
business

structure

and

internal

revenues.
4

Excluding

litigation

and

conduct.
5

Barclays’

MDA

hurdle

will

fluctuate

depending

on

the

total

RWAs

at

each

reporting

period

and

any

future

regulatory

changes.

Performance

Highlights

  5

Group

outlook
Outlook

remains

uncertain

and
subject

to

change

depending

on
the

evolution

and

persistence

of
the

COVID

-19

pandemic

and

the
outcome

of

Brexit

negotiations
Income
●

Certain

headwinds

to

income

in

Barclays

UK

are

expected

to

persist

in

2021

including

the

low

interest
rate

environment
●

The

drivers

of

CC&P

income

are

showing

signs

of

recovery

but

the

outlook

remains

uncertain
●

After

a

strong

Q320

YTD

CIB

performance

driven

by

Markets,

the

franchise

is

well

positioned

for

the
future
Impairment
●

Provided

macroeconomic

assumptions

remain

consistent

with

expectations,

we

expect

the

H220
impairment

charge

to

be

materially

below

that

of

H120

and

it

is

likely

that

the

full

year

2021

impairment
charge

will

be

below

that

of

2020
Costs
●

The

Group

expects

FY20

costs,

excluding

litigation

and

conduct,

to

be

broadly

flat

versus

FY19.

However,
the

Group

will

be

evaluating

actions

to

reduce

structural

costs,

which

could

result

in

additional

charges,
the

timing

and

size

of

which

remain

to

be

determined
Capital
●

The

Group

remains

in

a

strong

capital

position

and

is

confident

of

its

capital

generation

capacity

over
time,

acknowledging

likely

headwinds

to

the

CET1

ratio

from

procyclica

l

effects

on

RWAs

and

reduced
benefit

from

transitional

relief

on

IFRS

9

impairment
●

The

Board

recognises

the

importance

of

capital

returns

to

shareholders

and

will

provide

an

update

on

its
policy

and

dividends

at

FY20

results

Performance

Highlights

  6

Barclays

Group

results
for

the

nine

months

ended
30.09.20 30.09.19
£m £m
%

Change
Total

income
16,825 16,331 3
Credit

impairment

charges
(4,346) (1,389)

Net

operating

income
12,479 14,942 (16)
Operating

expenses
(9,954) (10,051) 1
Litigation

and

conduct
(106) (1,682) 94
Total

operating

expenses
(10,060) (11,733) 14
Other

net

income
- 51

Profit

before

tax

2,419 3,260 (26)
Tax

charge
(441) (814) 46
Profit

after

tax

1,978 2,446 (19)
Non-controlling

interests
(41) (38) (8)
Other

equity

instrument

holders
(631) (628) -
Attributable

profit
1,306 1,780 (27)
Performance

measures
Return

on

average

shareholders'

equity
3.1% 4.3%
Return

on

average

tangible

shareholders'

equity
3.6% 5.1%
Average

shareholders'

equity

(£bn)

56.6

54.6
Average

tangible

shareholders'

equity

(£bn)

48.5

46.6
Cost:

income

ratio
60% 72%
Loan

loss

rate

(bps)
164 53
Basic

earnings

per

share
7.6p 10.4p
Dividend

per

share
- 3.0p
Performance

measures

excluding

litigation

and

conduct
1
Profit

before

tax
2,525 4,942 (49)
Attributable

profit
1,378 3,391 (59)
Return

on

average

tangible

shareholders'

equity
3.8% 9.7%
Cost:

income

ratio
59% 62%
Basic

earnings

per

share
8.0p 19.7p
As

at

30.09.20
As

at

31.12.19
As

at

30.09.19
Balance

sheet

and

capital

management
2
£bn £bn £bn
Loans

and

advances

at

amortised

cost
344.4 339.1 345.1
Deposits

at

amortised

cost
494.6 415.8 420.6
Net

asset

value

per

share
322p 309p 320p
Tangible

net

asset

value

per

share
275p 262p 274p
Common

equity

tier

1

ratio
14.6% 13.8% 13.4%
Common

equity

tier

1

capital
45.5 40.8 41.9
Risk

weighted

assets
310.7 295.1 313.3
Average

UK

leverage

ratio
5.1% 4.5% 4.6%
UK

leverage

ratio
5.2% 5.1% 4.8%
Funding

and

liquidity
Group

liquidity

pool

(£bn)
327 211 226
Liquidity

coverage

ratio
181% 160% 151%
Loan:

deposit

ratio
70% 82% 82%

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.
2

Refer

to

pages

31

to

37

for

further

information

on

how

capital,

RWAs

and

leverage

are

calculated.

Group

Finance

Director’s

Review

  7

Group

performance
●

RoE

was

3.1%

(Q319

YTD:

4.3%).

Statutory

RoTE

was

3.6%

(Q319

YTD:

5.1%)

and

statutory

EPS

was

7.6p

(Q319

YTD:

10.4p)
●

Profit

before

tax

was

£2,419m

(Q319

YTD:

£3,260m).

Excluding

litigation

and

conduct,

profit

before

tax

was

£2,525m

(Q319
YTD:

£4,942m),

as

positive

operating

leverage

from

a

3%

increase

in

income

and

1%

reduction

in

operating

expenses

was

offset
by

materially

higher

credit

impairment

charges
●

Pre-provision

profits
1

increased

9%

to

£6,871m,

benefitting

from

the

Group’s

diversified

business

model,

as

strong

performance
in

CIB

more

than

offset

income

headwinds

in

Barclays

UK

and

CC&P
●

Total

income

increased

3%

to

£16,825m.

Barclays

UK

income

decreased

12%.

Barcl

ays

International

income

increased

11%,
with

CIB

income

up

24%

and

CC&P

income

down

21%

●

Credit

impairment

charges

increased

to

£4,346m

(Q319

YTD:

£1,389m).

This

increase

was

primarily

driven

by

the

impact

from
revised

IFRS

9

scenarios

(the

“COVID

-19

scenarios”)

reflecting

forecast

deterioration

in

macroeconomic

variables

(including

a
prolonged

period

of

heightened

UK

and

US

unemployment),

partially

offset

by

the

estimated

impact

of

central

bank,
government

and

other

support

measures,

and

£746m

in

respect

of

single

name

wholesale

loan

charges

in

CIB
●

The

Group

cost:

income

ratio

was

60%

(Q319

YTD:

72%).

Operating

expenses

decreased

1%

to

£9,954m

reflecting

cost
efficiencies

and

continued

cost

discipline

in

the

current

environment.

The

Group

delivered

positive

cost:

income

jaws

of

4%
which

resulted

in

the

Group

cost:

income

ratio,

excluding

litigation

and

conduct,

reducing

to

59%

(Q319

YTD:

62%)

●

The

effective

tax

rate

was

18.2%

(Q319

YTD:

25.0%).

This

reflects

the

tax

benefit

recognised

for

a

re-measurement

of

UK
deferred

tax

assets

as

a

result

of

the

UK

corporation

tax

rate

being

maintained

at

19%.

The

Group’s

effective

tax

rate

for

the

full
year

is

expected

to

be

around

20%,

excluding

litigation

and

conduct
●

Attributable

profit

was

£1,306m

(Q319

YTD:

£1,780m).

Excluding

litigation

and

conduct,

attributable

profit

was

£1,378m

(Q319
YTD:

£3,391m),

generating

a

RoTE

of

3.8%

(Q319

YTD:

9.7%)

and

EPS

of

8.0p

(Q319

YTD:

19.7p)
●

Total

assets

increased

to

£1,422bn

(December

2019:

£1,140bn),

primarily

due

to

a

£91bn

increase

in

cash

and

balances

at
central

banks,

£67bn

increase

in

derivative

assets

and

£50bn

increase

in

financial

assets

at

fair

value

through

the

income
statement.

This

is

due

to

the

low

interest

rate

environment,

increased

client

activity

and

the

appreciat

ion

of

period

end

USD
against

GBP

●

Loans

and

advances

at

amortised

cost

increased

by

£5bn

to

£344bn,

which

reflects

the

£9.7bn

of

lending

under

the

government
backed

Bounce

Back

Loan

Scheme

(BBLS)

and

the

CBILS

which

Barclays

UK

has

provided

to

support

businesses

through

the
COVID

-19

pandemic

and

£3.2bn

of

mortgage

growth.

This

was

partially

offset

by

lower

card

balances
●

Deposits

at

amortised

cost

increased

by

£79bn

to

£495bn,

primarily

due

to

CIB

clients

increasing

liquidity,

lower

consumer
spending

levels

and

precautionary

balance

build
●

NAV

per

share

was

322p

(December

2019:

309p).

TNAV

per

share

increased

to

275p

(December

2019:

262p)

reflecting

7.6p

of
statutory

EPS

and

positive

reserve

movements,

including

retirement

benefit

re-measurements

and

currency

translation
reserves

Barclays

UK
●

Profit

before

tax

was

£264m

(Q319

YTD:

£375m).

Profit

before

tax,

excluding

litigation

and

conduct,

was

£300m

(Q319

YTD:
£1,899m).

RoE

was

1.6%

(Q319

YTD:

(1.5%)).

RoTE

was

2.5%

(Q319

YTD:

17.2%)

reflecting

a

challenging

operating

environment
and

materially

higher

credit

impairment

charges
●

Total

income

decreased

12%

to

£4,721m.

Net

interest

income

reduced

11%

to

£3,917m

with

a

NIM

of

2.63%

(Q319

YTD:
3.10%).

Net

fee,

commission

and

other

income

decreased

18%

to

£804m
–

Personal

Banking

income

decreased

11%

to

£2,627m,

reflecting

deposit

margin

compression,

COVID

-19

customer

support
actions,

and

lower

unsecured

lending

balances,

partially

offset

by

deposit

balance

growth

and

transfer

of

Barclays

Partner
Finance

(BPF)

from

Barclays

International

in

Q220
–

Barclaycard

Consumer

UK

income

decreased

20%

to

£1,165m

as

reduced

borrowing

and

spend

levels

by

customers

resulted
in

a

lower

level

of

interest

earning

lending

(IEL)

balances,

as

well

as

planned

lower

debt

sales
–

Business

Banking

income

decreased

6%

to

£929m

due

to

deposit

margin

compression,

lower

transactional

fee

volumes

as

a
result

of

COVID

-19

and

related

customer

support

actions,

partially

offset

by

balance

growth

●

Credit

impairment

charges

increased

to

£1,297m

(Q319

YTD:

£522m)

reflecting

forecast

deterioration

in

macroeconomic
variables

in

the

COVID

-19

scenarios,

partially

offset

by

the

estimated

impact

of

central

bank,

government

and

other

support
measures.

As

at

30

September

2020,

30

and

90

day

arrears

rates

in

UK

cards

were

1.7%

(Q319:

1.7%)

and

0.8%

(Q319:

0.8%)
respectively

1

Excluding

litigation

and

conduct.

Group

Finance

Director’s

Review

  8

Barclays

UK

(continued)

●

Operating

expenses

increased

5%

to

£3,136m

as

efficiency

savings

were

more

than

offset

by

higher

servicing

and

financial
assistance

costs,

as

well

as

the

transfer

of

BPF

and

further

investment
●

Loans

and

advances

to

customers

at

amortised

cost

increased

5%

to

£203.9bn

predominantly

through

£9.7bn

of

BBLS

and

CBILS
lending,

£3.2bn

of

mortgage

growth

and

the

£2.2bn

transfer

of

BPF,

partially

offset

by

£4.0bn

lower

UK

cards

balances
●

Customer

deposits

at

amortised

cost

increased

13%

to

£232.0bn

due

to

lower

customer

spending

and

precautionary

balance
build
●

RWAs

increased

to

£76.2bn

(December

2019:

£74.9bn)

driven

by

the

transfer

of

BPF

and

growth

in

mortgages,

partially

offset
by

a

reduction

in

consumer

loans

Barclays

International
●

Profit

before

tax

was

£2,794m,

RoE

was

7.3%

(Q319

YTD:

10.0%),

CIB

RoE

was

10.5%

(Q319

YTD:

9.2%)

and

CC&P

RoE

was
(9.3)%

(Q319

YTD:

13.2%).

Profit

before

tax,

excluding

litigation

and

conduct,

decreased

19%

to

£2,833m

with

a

RoTE

of

7.6%
(Q319

YTD:

10.4%),

reflecting

a

RoTE

of

10.5%

(Q319

YTD:

9.3%)

in

CIB

and

(9.9)%

(Q319

YTD:

15.8%)

in

CC&P
●

Total

income

increased

to

£12,435m

(Q319

YTD:

£11,223m)
–

CIB

income

increased

24%

to

£9,838m

–

Markets

income

of

£6,255m

(Q319

YTD:

£4,116m)

was

the

best

ever

Q3

YTD

on

a

comparable

basis
1
reflecting

an
increase

in

market

share

in

the

first

half

of

the

year
2
.

FICC

income

increased

64%

to

£4,326m

driven

by

strong
performances

in

macro

and

credit,

mainly

reflecting

wider

spreads.

Equities

income

increased

31%

to

£1,929m

driven
by

derivatives

and

cash

due

to

higher

levels

of

client

activity

and

volatility
–

Banking

fees

income

increased

1%

to

£1,977m

as

a

strong

performance

in

equity

and

debt

capital

markets,

representing
the

best

ever

Q3

YTD

on

a

comparable

basis

for

these

businesses
1
,

was

offset

by

lower

fee

income

in

advisory

which
was

impacted

by

a

reduced

fee

pool
3

–

Within

Corporate,

Transaction

banking

income

decreased

6%

to

£1,202m

as

deposit

balance

growth

was

more

than
offset

by

margin

compression.

Corporate

lending

income

decreased

by

28%

to

£404m

reflecting

c.£210m

of

losses

on
fair

value

lending

positions

and

on

mark-to

-market

and

carry

costs

on

related

hedges

in

Q320

YTD
–

CC&P

income

decreased

21%

to

£2,597m

as

the

impacts

of

the

COVID

-19

pandemic

resulted

in

lower

balances

on

co-
branded

cards,

margin

compression

and

reduced

payments

activity.

Q220

included

a

c.£100m

valuation

loss

on

Barclays’
preference

shares

in

Visa

Inc.

resulting

from

the

Q220

Supreme

Court

ruling

concerning

charges

paid

by

merchants
●

Credit

impairment

charges

increased

to

£2,989m

(Q319

YTD:

£844m)
–

CIB

credit

impairment

charges

increased

to

£1,507m

(Q319

YTD:

£127m),

reflecting

£746m

in

respect

of

single

name
wholesale

loan

charges

and

the

impact

from

updates

to

forecast

macroeconomic

variables,

partially

offset

by

the

estimated
impact

of

central

bank,

government

and

other

support

measures

–

CC&P

credit

impairment

charges

increased

to

£1,482m

(Q319

YTD:

£717m)

reflecting

the

impact

from

updates

to

forecast
macroeconomic

variables,

partially

offset

by

the

estimated

impact

of

central

bank,

government

and

other

support
measures.

As

at

30

September

2020,

30

and

90

day

arrears

in

US

cards

were

2.3%

(Q319:

2.6%)

and

1.1%

(Q319:

1.3%)
respectively
●

Operating

expenses

decreased

4%

to

£6,632m

–

CIB

operating

expenses

decreased

2%

to

£5,086m

due

to

cost

efficiencie

s

and

discipline

in

the

current

environment
–

CC&P

operating

expenses

decreased

11%

to

£1,546m

reflecting

cost

efficiencies,

lower

marketing

spend

due

to

the

impacts
of

the

COVID

-19

pandemic

and

transfer

of

BPF

to

Barclays

UK

in

Q220
●

RWAs

increased

to

£224.7bn

(December

2019:

£209.2bn)

primarily

due

to

increased

market

volatility,

client

activity

and

a
reduction

in

credit

quality

within

CIB,

partially

offset

by

lower

CC&P

balances

1

Period

covering

Q114

–

Q320.

Pre

2014

financials

were

not

restated

following

re-segmentation

in

Q116.
2

Data

source:

Coalition,

H120

Competitor

Analysis.

Market

share

represents

Barclays

share

of

the

total

industry

Revenue

Pool.

Analysis

is

based

on

Barclays

internal
business

structure

and

internal

revenues.
3

Data

source:

Dealogic

for

the

period

covering

1

January

to

30

September

2020.

Group

Finance

Director’s

Review

  9

Head

Office

●

Loss

before

tax

was

£639m

(Q319

YTD:

£593m).

Loss

before

tax,

excluding

litigation

and

conduct,

was

£608m

(Q319

YTD:
£465m)
●

Total

income

was

an

expense

of

£331m

(Q319

YTD:

£286m),

which

included

treasury

items

and

hedge

accounting,

mark-to-
market

losses

on

legacy

investments

and

funding

costs

of

legacy

capital

instruments,

partially

offset

by

the

recognition

of
dividends

on

Barclays’

stake

in

Absa

Group

Limited
●

Credit

impairment

charges

increased

to

£60m

(Q319

YTD:

£23m)

due

to

impacts

from

the

COVID

-19

scenarios

on

the

Italian
home

loan

portfolio,

partially

offset

by

the

estimated

impact

of

central

bank,

government

and

other

support

measures
●

Operating

expenses

were

£186m

(Q319

YTD:

£155m),

which

included

£73m

of

charitable

donations

from

Barclays’

COVID

-19
Community

Aid

Package
●

Other

net

expenses

were

£31m

(Q319

YTD:

£1m),

which

included

a

fair

value

loss

on

an

investment

in

an

associate

●

RWAs

decreased

to

£9.8bn

(December

2019:

£11.0bn)

driven

by

the

reduction

in

value

of

Barclays’

stake

in

Absa

Group

Limited

Group

capital

and

leverage
●

The

CET1

ratio

increased

to

14.6%

(December

2019:

13.8%)

–

CET1

capital

increased

by

£4.7bn

to

£45.5bn

reflecting

resilient

capital

generation

through

£6.3bn

of

profits

after

tax,
excluding

credit

impairment

charges

and

a

£1.0bn

increase

due

to

the

cancellation

of

the

full

year

2019

dividend.

The

CET1
capital

increase

also

reflects

new

regulatory

measures

implemented

in

June

2020

for

IFRS

9

transitional

relief

and

prudent
valuation
–

RWAs

increased

by

£15.6bn

to

£310.7bn

primarily

due

to

higher

market

volatility

and

client

activity

within

CIB

as

well

as

a
reduction

in

credit

quality,

partially

offset

by

lower

consumer

lending
●

The

average

UK

leverage

ratio

increased

to

5.1%

(December

2019:

4.5%)

primarily

driven

by

the

increase

in

CET1

capital.

The
average

leverage

exposure

decreased

by

£32bn

to

£1,111bn

(December

2019:

£1,143bn)

largely

driven

by

the

Prudential
Regulation

Authority’s

(PRA)

early

adoption

of

CRR

II

settlement

netting

Group

funding

and

liquidity
●

The

liquidity

pool

was

£327bn

(December

2019:

£211bn)

and

the

LCR

remained

significantly

above

the

100%

regulatory
requirement

at

181%

(December

2019:

160%),

equivalent

to

a

surplus

of

£143bn

(December

2019:

£78bn).

The

increase

in

the
liquidity

pool,

LCR

and

surplus

is

driven

by

a

19%

growth

in

customer

deposits

and

actions

to

maintain

a

prudent

funding

and
liquidity

position

in

the

current

environment
●

Wholesale

funding

outstanding,

excluding

repurchase

agreements,

was

£175.3bn

(December

2019:

£147.1bn).

The

Group
issued

£6.6bn

equivalent

of

minimum

requirement

for

own

funds

and

eligible

liabilities

(MREL)

instruments

from

Barclays

PLC
(the

Parent

company)

during

the

year

to

date.

The

Group

is

well

advanced

in

its

MREL

issuance

plans,

with

a

Barclays

PLC

MREL
ratio

of

32.8%

as

at

30

September

2020

(December

2019:

31.2%)

relative

to

an

estimated

requirement

(including

requisite
buffers)

of

c.29.9%

by

1

January

2022

Other

matters
●

As

at

30

September

2020,

the

Group

held

a

provision

of

£300m

relating

to

PPI.

Since

the

provision

increase

to

£1.4bn

in

Q319,
96%

of

the

items

outstanding

as

at

30

September

2019

have

been

resolved

(including

invalid

items

and

claims

from

the

Official
Receiver

with

whom

we

reached

an

agreement

in

Q320).

Observations

from

these

resolved

complaints

continue

to

support

the
provision

level

Group

Finance

Director’s

Review

  10

Group

outlook

and

targets
Outlook

remains

uncertain

and

subject

to

change

depending

on

the

evolution

and

persistence

of

the

COVID

-19

pandemic

and

the
outcome

of

Brexit

negotiations

Income
●

Certain

headwinds

to

income

in

Barclays

UK

are

expected

to

persist

in

2021

including

the

low

interest

rate

environment
●

The

drivers

of

CC&P

income

are

showing

signs

of

recovery

but

the

outlook

remains

uncertain
●

After

a

strong

Q320

YTD

CIB

performance

driven

by

Markets,

the

franchise

is

well

positioned

for

the

future
Impairment
●

Provided

macroeconomic

assumptions

remain

consistent

with

expectations,

we

expect

the

H220

impairment

charge

to

be
materially

below

that

of

H120

and

it

is

likely

that

the

full

year

2021

impairment

charge

will

be

below

that

of

2020
Costs
●

The

Group

expects

FY20

costs,

excluding

litigation

and

conduct,

to

be

broadly

flat

versus

FY19.

However,

the

Group

will

be
evaluating

actions

to

reduce

structural

costs,

which

could

result

in

additional

charges,

the

timing

and

size

of

which

remain

to

be
determined
Capital
●

The

Group

remains

in

a

strong

capital

position

and

is

confident

of

its

capital

generation

capacity

over

time,

acknowledging

likely
headwinds

to

the

CET1

ratio

from

procyclical

effects

on

RWAs

and

reduced

benefit

from

transitional

relief

on

IFRS

9

impairment
●

The

Board

recognises

the

importance

of

capital

returns

to

shareholders

and

will

provide

an

update

on

its

policy

and

dividends
at

FY20

results
Targets
●

The

Group

continues

to

target

a

RoTE

of

>10%
1

and

cost:

income

ratio

of

<60%

over

time,

but

targets

remain

subject

to

change
depending

on

the

evolution

and

persistence

of

the

COVID

-19

pandemic

and

the

outcome

of

Brexit

negotiations

Tushar

Morzaria

,

Group

Finance

Director

1

Excluding

litigation

and

conduct.

Results

by

Business

  11

Barclays

UK

Nine

months

ended
Nine

months

ended
30.09.20 30.09.19
Income

statement

information
£m £m
%

Change
Net

interest

income
3,917 4,410 (11)
Net

fee,

commission

and

other

income

804 984 (18)
Total

income
4,721 5,394 (12)
Credit

impairment

charges
(1,297) (522)

Net

operating

income
3,424 4,872 (30)
Operating

expenses
(3,136) (2,973) (5)
Litigation

and

conduct
(36) (1,524) 98
Total

operating

expenses
(3,172) (4,497) 29
Other

net

income
12 -
Profit

before

tax
264 375 (30)
Attributable

profit/(loss)
165 (157)

As

at

30.09.20
As

at

31.12.19
As

at

30.09.19
Balance

sheet

information
£bn £bn £bn
Loans

and

advances

to

customers

at

amortised

cost

203.9 193.7 193.2
Total

assets

294.5 257.8 257.9
Customer

deposits

at

amortised

cost
232.0 205.5 203.3
Loan:

deposit

ratio
91% 96% 97%
Risk

weighted

assets
76.2 74.9 76.8
Nine

months

ended
Nine

months

ended
Performance

measures
30.09.20 30.09.19
Return

on

average

allocated

equity
1.6% (1.5%)
Return

on

average

allocated

tangible

equity
2.2% (2.0%)
Average

allocated

equity

(£bn)
13.7 13.9
Average

allocated

tangible

equity

(£bn)
10.2 10.4
Cost:

income

ratio
67% 83%
Loan

loss

rate

(bps)
81 35
Net

interest

margin

2.63% 3.10%
Performance

measures

excluding

litigation

and

conduct
1
£m £m
%

Change
Profit

before

tax
300 1,899 (84)
Attributable

profit
190 1,332 (86)
Return

on

average

allocated

tangible

equity
2.5% 17.2%
Cost:

income

ratio
66% 55%

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Results

by

Business

  12

Analysis

of

Barclays

UK

Nine

months

ended
Nine

months

ended
30.09.20 30.09.19
Analysis

of

total

income

£m £m
%

Change
Personal

Banking
2,627 2,945 (11)
Barclaycard

Consumer

UK

1,165 1,459 (20)
Business

Banking
929 990 (6)
Total

income
4,721 5,394 (12)
Analysis

of

credit

impairment

charges
Personal

Banking
(312) (124)

Barclaycard

Consumer

UK

(803) (364)

Business

Banking
(182) (34)

Total

credit

impairment

charges
(1,297) (522)

As

at

30.09.20
As

at

31.12.19
As

at

30.09.19
Analysis

of

loans

and

advances

to

customers

at

amortised

cost
£bn
£bn

£bn
Personal

Banking
155.7 151.9 150.1
Barclaycard

Consumer

UK

10.7 14.7 14.9
Business

Banking
37.5 27.1 28.2
Total

loans

and

advances

to

customers

at

amortised

cost
203.9 193.7 193.2
Analysis

of

customer

deposits

at

amortised

cost
Personal

Banking
173.2 159.2 157.9
Barclaycard

Consumer

UK

0.1 - -
Business

Banking
58.7 46.3 45.4
Total

customer

deposits

at

amortised

cost
232.0 205.5 203.3

Results

by

Business

  13

Barclays

International

Nine

months

ended
Nine

months

ended
30.09.20 30.09.19
Income

statement

information
£m £m
%

Change
Net

interest

income
2,668 2,976 (10)
Net

trading

income

5,548 3,270 70
Net

fee,

commission

and

other

income

4,219 4,977 (15)
Total

income
12,435 11,223 11
Credit

impairment

charges
(2,989) (844)

Net

operating

income
9,446 10,379 (9)
Operating

expenses
(6,632) (6,923) 4
Litigation

and

conduct
(39) (30) (30)
Total

operating

expenses
(6,671) (6,953) 4
Other

net

income
19 52 (63)
Profit

before

tax
2,794 3,478 (20)
Attributable

profit
1,779 2,419 (26)
As

at

30.09.20
As

at

31.12.19
As

at

30.09.19
Balance

sheet

information
£bn £bn £bn
Loans

and

advances

at

amortised

cost
128.0 132.8 138.1
Trading

portfolio

assets

122.3 113.3 119.4
Derivative

financial

instrument

assets

295.9 228.9 286.0
Financial

assets

at

fair

value

through

the

income

statement
178.2 128.4 158.0
Cash

collateral

and

settlement

balances
121.8 79.4 112.5
Other

assets
261.7 178.6 195.6
Total

assets

1,107.9 861.4 1,009.6
Deposits

at

amortised

cost
262.4 210.0 217.6
Derivative

financial

instrument

liabilities
293.3 228.9 283.3
Loan:

deposit

ratio
49% 63% 63%
Risk

weighted

assets
224.7 209.2 223.1
Nine

months

ended
Nine

months

ended
Performance

measures
30.09.20 30.09.19
Return

on

average

allocated

equity
7.3% 10.0%
Return

on

average

allocated

tangible

equity
7.5% 10.3%
Average

allocated

equity

(£bn)
32.4 32.3
Average

allocated

tangible

equity

(£bn)
31.8 31.2
Cost:

income

ratio
54% 62%
Loan

loss

rate

(bps)
300 80
Net

interest

margin
3.71% 4.00%
Performance

measures

excluding

litigation

and

conduct
1
£m £m
%

Change
Profit

before

tax
2,833 3,508 (19)
Attributable

profit
1,808 2,445 (26)
Return

on

average

allocated

tangible

equity
7.6% 10.4%
Cost:

income

ratio
53% 62%

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Results

by

Business

  14

Analysis

of

Barclays

International
Corporate

and

Investment

Bank
Nine

months

ended
Nine

months

ended
30.09.20 30.09.19
Income

statement

information
£m £m
%

Change

FICC 4,326 2,638 64
Equities 1,929 1,478 31
Markets 6,255 4,116 52
Advisory 329 574 (43)
Equity

capital

markets
369 273 35
Debt

capital

markets
1,279 1,108 15
Banking

fees
1,977 1,955 1
Corporate

lending
404 563 (28)
Transaction

banking
1,202 1,283 (6)
Corporate 1,606 1,846 (13)
Total

income
9,838 7,917 24
Credit

impairment

charges
(1,507) (127)

Net

operating

income
8,331 7,790 7
Operating

expenses
(5,086) (5,191) 2
Litigation

and

conduct
(6) (30) 80
Total

operating

expenses
(5,092) (5,221) 2
Other

net

income
4 27 (85)
Profit

before

tax

3,243 2,596 25
Attributable

profit
2,141 1,787 20
As

at

30.09.20
As

at

31.12.19
As

at

30.09.19
Balance

sheet

information
£bn £bn £bn
Loans

and

advances

at

amortised

cost
96.8 92.0 95.8
Trading

portfolio

assets
122.2 113.3 119.3
Derivative

financial

instrument

assets
295.9 228.8 286.0
Financial

assets

at

fair

value

through

the

income

statement
177.9 127.7 157.3
Cash

collateral

and

settlement

balances
121.0 78.5 111.6
Other

assets
228.9 155.3 171.5
Total

assets
1,042.7 795.6 941.5
Deposits

at

amortised

cost
195.6 146.2 152.1
Derivative

financial

instrument

liabilities
293.2 228.9 283.2
Risk

weighted

assets

193.3 171.5 184.9
Nine

months

ended
Nine

months

ended
Performance

measures
30.09.20 30.09.19
Return

on

average

tangible

equity
10.5% 9.2%
Return

on

average

allocated

tangible

equity
10.5% 9.2%
Average

allocated

equity

(£bn)
27.2 25.9
Average

allocated

tangible

equity

(£bn)
27.2 25.9
Cost:

income

ratio
52% 66%
Performance

measures

excluding

litigation

and

conduct
1
£m £m
%

Change
Profit

before

tax
3,249 2,626 24
Attributable

profit
2,145 1,813 18
Return

on

average

allocated

tangible

equity
10.5% 9.3%
Cost:

income

ratio
52% 66%

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Results

by

Business

  15

Analysis

of

Barclays

International
Consumer,

Cards

and

Payments
Nine

months

ended
Nine

months

ended
30.09.20 30.09.19
Income

statement

information
£m £m
%

Change

Net

interest

income
1,694 2,105 (20)
Net

fee,

commission,

trading

and

other

income
903 1,201 (25)
Total

income
2,597 3,306 (21)
Credit

impairment

charges
(1,482) (717)

Net

operating

income
1,115 2,589 (57)
Operating

expenses
(1,546) (1,732) 11
Litigation

and

conduct
(33) -
Total

operating

expenses
(1,579) (1,732) 9
Other

net

income
15 25 (40)
(Loss)/profit

before

tax
(449) 882

Attributable

(loss)/profit
(362) 632

As

at

30.09.20
As

at

31.12.19
As

at

30.09.19
Balance

sheet

information
£bn £bn £bn
Loans

and

advances

at

amortised

cost
31.2 40.8 42.3
Total

assets
65.2 65.8 68.1
Deposits

at

amortised

cost
66.8 63.8 65.5
Risk

weighted

assets

31.4 37.7 38.2
Nine

months

ended
Nine

months

ended
Performance

measures
30.09.20 30.09.19
Return

on

average

allocated

equity
(9.3%) 13.2%
Return

on

average

allocated

tangible

equity
(10.6%) 15.8%
Average

allocated

equity

(£bn)
5.2 6.4
Average

allocated

tangible

equity

(£bn)
4.6 5.3
Cost:

income

ratio
61% 52%
Loan

loss

rate

(bps)
577 213
Performance

measures

excluding

litigation

and

conduct
1
£m £m
%

Change
(Loss)/profit

before

tax
(416) 882

Attributable

(loss)/profit
(337) 632

Return

on

average

allocated

tangible

equity
(9.9%) 15.8%
Cost:

income

ratio
60% 52%

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Results

by

Business

  16

Head

Office

Nine

months

ended
Nine

months

ended
30.09.20 30.09.19
Income

statement

information
£m £m
%

Change
Net

interest

income

(307) (323) 5
Net

fee,

commission

and

other

income
(24) 37

Total

income
(331) (286) (16)
Credit

impairment

charges
(60) (23)

Net

operating

income
(391) (309) (27)
Operating

expenses
(186) (155) (20)
Litigation

and

conduct
(31) (128) 76
Total

operating

expenses
(217) (283) 23
Other

net

expenses
(31) (1)

Loss

before

tax
(639) (593) (8)
Attributable

loss
(638) (482) (32)
As

at

30.09.20
As

at

31.12.19
As

at

30.09.19
Balance

sheet

information
£bn £bn £bn
Total

assets
19.3 21.0 22.9
Risk

weighted

assets
9.8 11.0 13.4
Nine

months

ended
Nine

months

ended
Performance

measures
30.09.20 30.09.19
Average

allocated

equity

(£bn)
10.5 8.4
Average

allocated

tangible

equity

(£bn)
6.5 5.0
Performance

measures

excluding

litigation

and

conduct
1
£m £m
%

Change
Loss

before

tax
(608) (465) (31)
Attributable

loss
(620) (386) (61)

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Quarterly

Results

Summary

  17

Barclays

Group

Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
2,055 1,892 2,331 2,344 2,445 2,360 2,258 2,296
Net

fee,

commission

and

other

income
3,149 3,446 3,952 2,957 3,096 3,178 2,994 2,777
Total

income

5,204 5,338 6,283 5,301 5,541 5,538 5,252 5,073
Credit

impairment

charges
(608) (1,623) (2,115) (523) (461) (480) (448) (643)
Net

operating

income
4,596 3,715 4,168 4,778 5,080 5,058 4,804 4,430
Operating

costs
(3,391) (3,310) (3,253) (3,308) (3,293) (3,501) (3,257) (3,624)
UK

bank

levy
- - - (226) - - - (269)
Operating

expenses
(3,391) (3,310) (3,253) (3,534) (3,293) (3,501) (3,257) (3,893)
Guaranteed

Minimum

Pensions

(GMP)

charge
- - - - - - - (140)
Litigation

and

conduct
(76) (20) (10) (167) (1,568) (53) (61) (60)
Total

operating

expenses
(3,467) (3,330) (3,263) (3,701) (4,861) (3,554) (3,318) (4,093)
Other

net

income/(expenses)
18 (26) 8 20 27 27 (3) 37
Profit

before

tax

1,147 359 913 1,097 246 1,531 1,483 374
Tax

charge
(328) (42) (71) (189) (269) (297) (248) (75)
Profit/(loss)

after

tax

819 317 842 908 (23) 1,234 1,235 299
Non-controlling

interests
(4) (21) (16) (42) (4) (17) (17) (83)
Other

equity

instrument

holders
(204) (206) (221) (185) (265) (183) (180) (230)
Attributable

profit/(loss)
611 90 605 681 (292) 1,034 1,038 (14)
Performance

measures
Return

on

average

shareholders'

equity

4.3% 0.6% 4.4% 5.0% (2.1%) 7.6% 7.8% (0.1%)
Return

on

average

tangible

shareholders'

equity

5.1% 0.7% 5.1% 5.9% (2.4%) 9.0% 9.2% (0.1%)
Average

shareholders'

equity

(£bn)
56.4 58.4 55.2 54.5 56.4 54.0 53.2 52.2
Average

tangible

shareholders'

equity

(£bn)
48.3 50.2 47.0 46.4 48.4 46.2 45.2 44.3
Cost:

income

ratio
67% 62% 52% 70% 88% 64% 63% 81%
Loan

loss

rate

(bps)
69 179 223 60 52 56 54 77
Basic

earnings/(loss)

per

share

3.5p 0.5p 3.5p 3.9p (1.7p) 6.0p 6.1p (0.1p)
Performance

measures

excluding
litigation

and

conduct
1
£m £m £m £m £m £m £m £m
Profit

before

tax
1,223 379 923 1,264 1,814 1,584 1,544 434
Attributable

profit
668 106 604 803 1,233 1,074 1,084 48
Return

on

average

tangible

shareholders'

equity
5.5% 0.8% 5.1% 6.9% 10.2% 9.3% 9.6% 0.4%
Cost:

income

ratio
65% 62% 52% 67% 59% 63% 62% 79%
Basic

earnings

per

share
3.9p 0.6p 3.5p 4.7p 7.2p 6.3p 6.3p 0.3p
Balance

sheet

and

capital

management
2
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
344.4 354.9 374.1 339.1 345.1 339.3 330.7 326.4
Total

assets
1,421.7 1,385.1 1,444.3 1,140.2 1,290.4 1,232.8 1,193.5 1,133.3
Deposits

at

amortised

cost
494.6 466.9 470.7 415.8 420.6 413.6 412.7 394.8
Net

asset

value

per

share
322p 331p 332p 309p 320p 322p 312p 309p
Tangible

net

asset

value

per

share
275p 284p 284p 262p 274p 275p 266p 262p
Common

equity

tier

1

ratio
14.6% 14.2% 13.1% 13.8% 13.4% 13.4% 13.0% 13.2%
Common

equity

tier

1

capital
45.5 45.4 42.5 40.8 41.9 42.9 41.4 41.1
Risk

weighted

assets

310.7 319.0 325.6 295.1 313.3 319.1 319.7 311.9
Average

UK

leverage

ratio
5.1% 4.7% 4.5% 4.5% 4.6% 4.7% 4.6% 4.5%
Average

UK

leverage

exposure
1,111.1 1,148.7 1,176.2 1,142.8 1,171.2 1,134.6 1,105.5 1,110.0
UK

leverage

ratio
5.2% 5.2% 4.5% 5.1% 4.8% 5.1% 4.9% 5.1%
UK

leverage

exposure
1,095.1 1,071.1 1,178.7 1,007.7 1,099.8 1,079.4 1,065.0 998.6
Funding

and

liquidity
Group

liquidity

(£bn)
327 298 237 211 226 238 232 227
Liquidity

coverage

ratio
181% 186% 155% 160% 151% 156% 160% 169%
Loan:

deposit

ratio
70% 76% 79% 82% 82% 82% 80% 83%

1

Re

fer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.
2

Refer

to

pages

31

to

37

for

further

information

on

how

capital,

RWAs

and

leverage

are

calculated.

Quarterly

Results

by

Business

  18

Barclays

UK
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
1,280 1,225 1,412 1,478 1,503 1,438 1,469 1,513
Net

fee,

commission

and

other

income
270 242 292 481 343 333 308 350
Total

income
1,550 1,467 1,704 1,959 1,846 1,771 1,777 1,863
Credit

impairment

charges
(233) (583) (481) (190) (101) (230) (191) (296)
Net

operating

income
1,317 884 1,223 1,769 1,745 1,541 1,586 1,567
Operating

costs
(1,095) (1,018) (1,023) (1,023) (952) (1,022) (999) (1,114)
UK

bank

levy
- - - (41) - - - (46)
Operating

expenses
(1,095) (1,018) (1,023) (1,064) (952) (1,022) (999) (1,160)
Litigation

and

conduct
(25) (6) (5) (58) (1,480) (41) (3) (15)
Total

operating

expenses
(1,120) (1,024) (1,028) (1,122) (2,432) (1,063) (1,002) (1,175)
Other

net

(expenses)/income
(1) 13 - - - (1) 1 (2)
Profit/(loss)

before

tax

196 (127) 195 647 (687) 477 585 390
Attributable

profit/loss
113 (123) 175 438 (907) 328 422 241
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

to

customers

at

amortised
cost
203.9 202.0 195.7 193.7 193.2 189.1 187.5 187.6
Total

assets
294.5 287.6 267.5 257.8 257.9 259.0 253.1 249.7
Customer

deposits

at

amortised

cost
232.0 225.7 207.5 205.5 203.3 200.9 197.3 197.3
Loan:

deposit

ratio
91% 92% 96% 96% 97% 97% 96% 96%
Risk

weighted

assets
76.2 77.9 77.7 74.9 76.8 76.2 76.6 75.2
Performance

measures
Return

on

average

allocated

equity
3.3% (3.6%) 5.1% 12.7% (26.1%) 9.5% 12.2% 7.1%
Return

on

average

allocated

tangible

equity
4.5% (4.8%) 6.9% 17.0% (34.9%) 12.7% 16.3% 9.6%
Average

allocated

equity

(£bn)
13.7 13.9 13.7 13.8 13.9 13.8 13.9 13.6
Average

allocated

tangible

equity

(£bn)
10.1 10.3 10.1 10.3 10.4 10.3 10.4 10.1
Cost:

income

ratio
72% 70% 60% 57% 132% 60% 56% 63%
Loan

loss

rate

(bps)
43 111 96 38 20 47 40 61
Net

interest

margin
2.51% 2.48% 2.91% 3.03% 3.10% 3.05% 3.18% 3.20%
Performance

measures

excluding
litigation

and

conduct
1
£m £m £m £m £m £m £m £m
Profit/(loss)

before

tax
221 (121) 200 705 793 518 588 405
Attributable

profit/(loss)
130 (118) 178 481 550 358 424 253
Return

on

average

allocated

tangible

equity
5.2% (4.6%) 7.0% 18.7% 21.2% 13.9% 16.4% 10.1%
Cost:

income

ratio
71% 69% 60% 54% 52% 58% 56% 62%

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Quarterly

Results

by

Business

  19

Analysis

of

Barclays

UK
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Analysis

of

total

income
£m £m £m £m £m £m £m £m
Personal

Banking
833 826 968 1,064 1,035 946 964 998
Barclaycard

Consumer

UK
362 367 436 533 472 497 490 522
Business

Banking
355 274 300 362 339 328 323 343
Total

income
1,550 1,467 1,704 1,959 1,846 1,771 1,777 1,863
Analysis

of

credit

impairment

(charges)/releases
Personal

Banking
(48) (130) (134) (71) (36) (36) (52) (44)
Barclaycard

Consumer

UK
(106) (396) (301) (108) (49) (175) (140) (250)
Business

Banking
(79) (57) (46) (11) (16) (19) 1 (2)
Total

credit

impairment

charges
(233) (583) (481) (190) (101) (230) (191) (296)
Analysis

of

loans

and

advances

to

customers

at
amortised

cost
£bn £bn £bn £bn £bn £bn £bn £bn
Personal

Banking
155.7 154.9 153.4 151.9 150.1 147.3 145.9 146.0
Barclaycard

Consumer

UK
10.7 11.5 13.6 14.7 14.9 15.1 15.0 15.3
Business

Banking
37.5 35.6 28.7 27.1 28.2 26.7 26.6 26.3
Total

loans

and

advances

to

customers

at
amortised

cost
203.9 202.0 195.7 193.7 193.2 189.1 187.5 187.6
Analysis

of

customer

deposits

at

amortised

cost
Personal

Banking
173.2 169.6 161.4 159.2 157.9 156.3 154.1 154.0
Barclaycard

Consumer

UK
0.1 0.1 - - - - - -
Business

Banking
58.7 56.0 46.1 46.3 45.4 44.6 43.2 43.3
Total

customer

deposits

at

amortised

cost
232.0 225.7 207.5 205.5 203.3 200.9 197.3 197.3

Quarterly

Results

by

Business

  20

Barclays

International
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
823 847 998 965 1,059 1,017 900 984
Net

trading

income
1,528 1,660 2,360 929 1,110 1,016 1,144 837
Net

fee,

commission

and

other

income
1,430 1,503 1,286 1,558 1,581 1,870 1,526 1,400
Total

income
3,781 4,010 4,644 3,452 3,750 3,903 3,570 3,221
Credit

impairment

charges
(370) (1,010) (1,609) (329) (352) (247) (245) (354)
Net

operating

income
3,411 3,000 3,035 3,123 3,398 3,656 3,325 2,867
Operating

costs
(2,227) (2,186) (2,219) (2,240) (2,282) (2,435) (2,206) (2,441)
UK

bank

levy
- - - (174) - - - (210)
Operating

expenses
(2,227) (2,186) (2,219) (2,414) (2,282) (2,435) (2,206) (2,651)
Litigation

and

conduct
(28) (11) - (86) - (11) (19) (33)
Total

operating

expenses
(2,255) (2,197) (2,219) (2,500) (2,282) (2,446) (2,225) (2,684)
Other

net

income
9 4 6 17 21 13 18 32
Profit

before

tax

1,165 807 822 640 1,137 1,223 1,118 215
Attributable

profit/(loss)
782 468 529 397 799 832 788 (21)
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
128.0 138.1 167.0 132.8 138.1 134.8 130.9 127.2
Trading

portfolio

assets
122.3 109.5 101.6 113.3 119.4 120.0 117.2 104.0
Derivative

financial

instrument

assets
295.9 306.8 341.5 228.9 286.0 243.8 217.3 222.1
Financial

assets

at

fair

value

through

the

income
statement
178.2 154.3 188.4 128.4 158.0 154.7 153.5 144.7
Cash

collateral

and

settlement

balances
121.8 130.8 153.2 79.4 112.5 101.3 97.8 74.3
Other

assets
261.7 236.3 201.5 178.6 195.6 196.8 202.3 189.8
Total

assets
1,107.9 1,075.8 1,153.2 861.4 1,009.6 951.4 919.0 862.1
Deposits

at

amortised

cost
262.4 241.2 263.3 210.0 217.6 212.0 215.5 197.2
Derivative

financial

instrument

liabilities
293.3 307.6 338.8 228.9 283.3 243.0 213.5 219.6
Loan:

deposit

ratio
49% 57% 63% 63% 63% 64% 61% 65%
Risk

weighted

assets
224.7 231.2 237.9 209.2 223.1 214.8 216.1 210.7
Performance

measures
Return

on

average

allocated

equity
10.0% 5.5% 6.6% 5.0% 9.6% 10.3% 10.0% (0.3%)
Return

on

average

allocated

tangible

equity
10.2% 5.6% 6.8% 5.1% 9.9% 10.7% 10.4% (0.3%)
Average

allocated

equity

(£bn)
31.2 34.2 31.9 31.9 33.3 32.1 31.6 32.4
Average

allocated

tangible

equity

(£bn)
30.6 33.5 31.2 30.9 32.2 31.1 30.5 31.3
Cost:

income

ratio
60% 55% 48% 72% 61% 63% 62% 83%
Loan

loss

rate

(bps)
112 284 377 96 99 72 73 107
Net

interest

margin
3.79% 3.43% 3.93% 4.29% 4.10% 3.91% 3.99% 3.98%
Performance

measures

excluding
litigation

and

conduct
1
£m £m £m £m £m £m £m £m
Profit

before

tax
1,193 818 822 726 1,137 1,234 1,137 248
Attributable

profit
803 476 529 461 801 840 804 13
Return

on

average

allocated

tangible

equity
10.5% 5.7% 6.8% 6.0% 10.0% 10.8% 10.6% 0.2%
Cost:

income

ratio
59% 55% 48% 70% 61% 62% 62% 82%

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Quarterly

Results

by

Business

  21

Analysis

of

Barclays

International
Corporate

and

Investment

Bank
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Income

statement

information
£m £m £m £m £m £m £m £m
FICC 1,000 1,468 1,858 726 816 920 902 570
Equities 691 674 564 409 494 517 467 375
Markets 1,691 2,142 2,422 1,135 1,310 1,437 1,369 945
Advisory 90 84 155 202 221 221 132 242
Equity

capital

markets
122 185 62 56 86 104 83 53
Debt

capital

markets
398 463 418 322 381 373 354 330
Banking

fees
610 732 635 580 688 698 569 625
Corporate

lending
232 61 111 202 195 216 152 243
Transaction

banking
372 381 449 397 424 444 415 412
Corporate 604 442 560 599 619 660 567 655
Other - - - - - - - (74)
Total

income
2,905 3,316 3,617 2,314 2,617 2,795 2,505 2,151
Credit

impairment

charges
(187) (596) (724) (30) (31) (44) (52) (35)
Net

operating

income
2,718 2,720 2,893 2,284 2,586 2,751 2,453 2,116
Operating

costs
(1,716) (1,680) (1,690) (1,691) (1,712) (1,860) (1,619) (1,835)
UK

bank

levy
- - - (156) - - - (188)
Operating

expenses
(1,716) (1,680) (1,690) (1,847) (1,712) (1,860) (1,619) (2,023)
Litigation

and

conduct
(3) (3) - (79) (4) (7) (19) (23)
Total

operating

expenses
(1,719) (1,683) (1,690) (1,926) (1,716) (1,867) (1,638) (2,046)
Other

net

income
1 3 - 1 12 3 12 15
Profit

before

tax

1,000 1,040 1,203 359 882 887 827 85
Attributable

profit/(loss)
627 694 820 193 609 596 582 (84)
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
96.8 104.9 128.2 92.0 95.8 92.1 90.6 86.4
Trading

portfolio

assets
122.2 109.3 101.5 113.3 119.3 119.9 117.2 104.0
Derivative

financial

instruments

assets
295.9 306.7 341.4 228.8 286.0 243.7 217.3 222.1
Financial

assets

at

fair

value

through

the

income
statement
177.9 153.7 187.8 127.7 157.3 154.1 152.9 144.2
Cash

collateral

and

settlement

balances
121.0 129.7 152.2 78.5 111.6 100.4 96.9 73.4
Other

assets
228.9 205.5 171.4 155.3 171.5 168.1 163.2 160.4
Total

assets
1,042.7 1,009.8 1,082.5 795.6 941.5 878.3 838.1 790.5
Deposits

at

amortised

cost
195.6 173.9 198.4 146.2 152.1 145.4 151.4 136.3
Derivative

financial

instrument

liabilities
293.2 307.6 338.7 228.9 283.2 242.9 213.5 219.6
Risk

weighted

assets

193.3 198.3 201.7 171.5 184.9 175.9 176.6 170.9
Performance

measures
Return

on

average

allocated

equity
9.5% 9.5% 12.5% 3.0% 9.1% 9.2% 9.3% (1.3%)
Return

on

average

allocated

tangible

equity
9.5% 9.6% 12.5% 3.0% 9.1% 9.2% 9.3% (1.3%)
Average

allocated

equity

(£bn)
26.4 29.1 26.2 25.9 26.9 25.8 25.2 26.0
Average

allocated

tangible

equity

(£bn)
26.4 29.0 26.2 25.8 26.9 25.8 25.1 26.0
Cost:

income

ratio
59% 51% 47% 83% 66% 67% 65% 95%
Performance

measures

excluding
litigation

and

conduct
1
£m £m £m £m £m £m £m £m
Profit

before

tax
1,003 1,043 1,203 438 886 894 846 108
Attributable

profit/(loss)
629 696 820 251 614 601 598 (57)
Return

on

average

allocated

tangible

equity
9.5% 9.6% 12.5% 3.9% 9.2% 9.3% 9.5% (0.9%)
Cost:

income

ratio
59% 51% 47% 80% 65% 67% 65% 94%

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Quarterly

Results

by

Business

  22

Analysis

of

Barclays

International
Consumer,

Cards

and

Payments
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
518 513 663 717 720 720 665 664
Net

fee,

commission,

trading

and

other

income
358 181 364 421 413 388 400 406
Total

income
876 694 1,027 1,138 1,133 1,108 1,065 1,070
Credit

impairment

charges
(183) (414) (885) (299) (321) (203) (193) (319)
Net

operating

income
693 280 142 839 812 905 872 751
Operating

costs
(511) (506) (529) (549) (570) (575) (587) (606)
UK

bank

levy
- - - (18) - - - (22)
Operating

expenses
(511) (506) (529) (567) (570) (575) (587) (628)
Litigation

and

conduct
(25) (8) - (7) 4 (4) - (10)
Total

operating

expenses
(536) (514) (529) (574) (566) (579) (587) (638)
Other

net

income
8 1 6 16 9 10 6 17
Profit/(loss)

before

tax
165 (233) (381) 281 255 336 291 130
Attributable

profit/(loss)
155 (226) (291) 204 190 236 206 63
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
31.2 33.2 38.8 40.8 42.3 42.7 40.3 40.8
Total

assets
65.2 66.0 70.7 65.8 68.1 73.1 80.9 71.6
Deposits

at

amortised

cost
66.8 67.3 64.9 63.8 65.5 66.6 64.1 60.9
Risk

weighted

assets

31.4 32.9 36.2 37.7 38.2 38.9 39.5 39.8
Performance

measures
Return

on

average

allocated

equity
12.9% (17.7%) (20.7%) 13.6% 11.8% 14.9% 12.8% 3.9%
Return

on

average

allocated

tangible

equity
14.7% (20.2%) (23.5%) 15.9% 14.2% 17.8% 15.4% 4.8%
Average

allocated

equity

(£bn)
4.8 5.1 5.7 6.0 6.4 6.3 6.4 6.4
Average

allocated

tangible

equity

(£bn)
4.2 4.5 5.0 5.1 5.3 5.3 5.4 5.3
Cost:

income

ratio
61% 74% 52% 50% 50% 52% 55% 60%
Loan

loss

rate

(bps)
211 455 846 273 283 180 182 290
Performance

measures

excluding
litigation

and

conduct
1
£m £m £m £m £m £m £m £m
Profit/(loss)

before

tax
190 (225) (381) 288 251 340 291 140
Attributable

profit/(loss)
174 (220) (291) 210 187 239 206 70
Return

on

average

allocated

tangible

equity
16.5% (19.6%) (23.5%) 16.3% 14.0% 18.0% 15.4% 5.4%
Cost:

income

ratio
58% 73% 52% 50% 50% 52% 55% 59%

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Quarterly

Results

by

Business

  23

Head

Office
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
(48) (180) (79) (99) (117) (95) (111) (201)
Net

fee,

commission

and

other

income
(79) 41 14 (11) 62 (41) 16 190
Total

income
(127) (139) (65) (110) (55) (136) (95) (11)
Credit

impairment

(charges)/releases
(5) (30) (25) (4) (8) (3) (12) 7
Net

operating

expenses
(132) (169) (90) (114) (63) (139) (107) (4)
Operating

costs
(69) (106) (11) (45) (59) (44) (52) (69)
UK

bank

levy
- - - (11) - - - (13)
Operating

expenses
(69) (106) (11) (56) (59) (44) (52) (82)
GMP

charge
- - - - - - - (140)
Litigation

and

conduct
(23) (3) (5) (23) (88) (1) (39) (12)
Total

operating

expenses
(92) (109) (16) (79) (147) (45) (91) (234)
Other

net

income/(expenses)
10 (43) 2 3 6 15 (22) 7
Loss

before

tax

(214) (321) (104) (190) (204) (169) (220) (231)
Attributable

loss
(284) (255) (99) (154) (184) (126) (172) (234)
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Total

assets
19.3 21.7 23.6 21.0 22.9 22.4 21.4 21.5
Risk

weighted

assets
9.8 9.9 10.0 11.0 13.4 28.1 27.0 26.0
Performance

measures
Average

allocated

equity

(£bn)
11.5 10.3 9.6 8.8 9.2 8.1 7.7 6.2
Average

allocated

tangible

equity

(£bn)
7.6 6.4 5.6 5.2 5.8 4.8 4.3 2.9
Performance

measures

excluding
litigation

and

conduct
1
£m £m £m £m £m £m £m £m
Loss

before

tax
(191) (318) (99) (167) (116) (168) (181) (219)
Attributable

loss
(265) (252) (103) (139) (118) (124) (144) (218)

1

Refer

to

pages

42

to

51

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Performance

Management

  24

Margins

and

balances
Nine

months

ended

30.09.20
Nine

months

ended

30.09.19
Net

interest
income
Average
customer
assets

Net

interest
margin
Net

interest
income
Average
customer
assets

Net

interest
margin
£m £m % £m £m %
Barclays

UK
3,917 199,048

2.63
4,410 189,994

3.10
Barclays

International
1
2,686 96,799

3.71
2,985 99,862

4.00
Total

Barclays

UK

and

Barclays

International
6,603 295,847

2.98
7,395 289,856

3.41
Other
2
(325) (332)
Total

Barclays

Group
6,278 7,063

1

Barclays

International

margins

include

interest

earning

lending

balances

within

the

investment

banking

business.
2

Other

includes

Head

Office

and

non-lending

related

investment

banking

businesses

not

included

in

Barclays

International

margins.

The

Group’s

combined

product

and

equity

structural

hedge

notional

as

at

30

September

2020

was

£181bn,

with

an

average
duration

of

2.5

to

3

years.

Group

net

interest

income

includes

gross

structural

hedge

contributions

of

£1.3bn

(Q319

YTD:

£1.4bn)
and

net

structural

hedge

contributions

of

£0.9

bn

(Q319

YTD:

£0.4bn).

Gross

structural

hedge

contributions

represent

the

absolute
level

of

interest

earned

from

the

fixed

receipts

on

the

basket

of

swaps

in

the

structural

hedge,

while

the

net

structural

hedge
contributions

represent

the

net

interest

earned

on

the

difference

between

the

structural

hedge

rate

and

prevailing

floating

rates.

Quarterly

analysis

for

Barclays

UK

and

Barclays

International
Net

interest
income
Average
customer
assets
Net

interest
margin
Three

months

ended

30.09.20
£m £m %
Barclays

UK

1,280

203,089

2.51
Barclays

International
1

838

88,032

3.79
Total

Barclays

UK

and

Barclays

International

2,118

291,121

2.89
Three

months

ended

30.06.20
Barclays

UK
1,225 199,039 2.48
Barclays

International
1
868 101,706 3.43
Total

Barclays

UK

and

Barclays

International
2,093 300,745 2.80
Three

months

ended

31.03.20
Barclays

UK
1,412 195,204 2.91
Barclays

International
1
980 100,171 3.93
Total

Barclays

UK

and

Barclays

International
2,392 295,375 3.26
Three

months

ended

31.12.19
Barclays

UK
1,478 193,610 3.03
Barclays

International
1
1,036 95,819 4.29
Total

Barclays

UK

and

Barclays

International
2,514 289,429 3.45
Three

months

ended

30.09.19
Barclays

UK
1,503 192,262 3.10
Barclays

International
1
1,038 100,589 4.10
Total

Barclays

UK

and

Barclays

International
2,541 292,851 3.44

1

Barclays

International

margins

include

interest

earning

lending

balances

within

the

investment

banking

business.

Credit

Risk

  25

Loans

and

advances

at

amortised

cost

by

stage

The

table

below

presents

an

analysis

of

loans

and

advances

at

amortised

cost

by

gross

exposure,

impairment

allowance,
impairment

charge

and

coverage

ratio

by

stage

allocation

and

business

segment

as

at

30

September

2020.

Also

included

are

off-
balance

sheet

loan

commitments

and

financial

guarantee

contracts

by

gross

exposure,

impairment

allowance

and

coverage

ratio

by
stage

allocation

as

at

30

September

2020.

Impairment

allowance

under

IFRS

9

considers

both

the

drawn

and

the

undrawn

counterparty

exposure.

For

retail

portfolios,

the
total

impairment

allowance

is

allocated

to

the

drawn

exposure

to

the

extent

that

the

allowance

does

not

exceed

the

exposure,

as
ECL

is

not

reported

separately.

Any

excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

wholesale
portfolios,

the

impairment

allowance

on

the

undrawn

exposure

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

Gross

exposure
Impairment

allowance
Net
exposure
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

30.09.20
£m £m £m £m £m £m £m £m £m
Barclays

UK
149,393 25,846 2,704 177,943 329 1,563 1,150 3,042 174,901
Barclays

International
16,866 5,366 1,691 23,923 412 1,296 1,275 2,983 20,940
Head

Office
4,519 668 871 6,058 8 53 352 413 5,645
Total

Barclays

Group

retail
170,778 31,880 5,266 207,924 749 2,912 2,777 6,438 201,486
Barclays

UK
30,540 3,887 1,138 35,565 58 98 143 299 35,266
Barclays

International
74,789 31,775 2,422 108,986 129 793 1,002 1,924 107,062
Head

Office
595

-

34 629

-

-

33 33 596
Total

Barclays

Group
wholesale
1
105,924 35,662 3,594 145,180 187 891 1,178 2,256 142,924
Total

loans

and

advances

at
amortised

cost
276,702 67,542 8,860 353,104 936 3,803 3,955 8,694 344,410
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
2
282,551 65,407 1,500 349,458 138 751 46 935 348,523
Total
3
559,253 132,949 10,360 702,562 1,074 4,554 4,001 9,629 692,933
As

at

30.09.20
Period

ended

30.09.20
Coverage

ratio

Loan

impairment

charge

and

loan

loss

rate
4
Stage

1
Stage

2

Stage

3
Total
Loan

impairment
charge
Loan

loss

rate
% % % % £m bps
Barclays

UK
0.2 6.0 42.5 1.7 966 73
Barclays

International
2.4 24.2 75.4 12.5 1,423 795
Head

Office
0.2 7.9 40.4 6.8 60 132
Total

Barclays

Group

retail
0.4 9.1 52.7 3.1 2,449 157
Barclays

UK
0.2 2.5 12.6 0.8 174 65
Barclays

International
0.2 2.5 41.4 1.8 954 117
Head

Office
- - 97.1 5.2

-

-

Total

Barclays

Group
wholesale
1
0.2 2.5 32.8 1.6 1,128 104
Total

loans

and

advances

at
amortised

cost
0.3 5.6 44.6 2.5 3,577 135
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
2
- 1.1 3.1 0.3 627
Other

financial

assets

subject
to

impairment
3
142
Total
4
0.2 3.4 38.6 1.4 4,346

1

Includes

Wealth

and

Private

Banking

exposures

measured

on

an

individual

basis,

and

excludes

Business

Banking

exposures

that

are

managed

on

a

collective

basis.
The

net

impact

is

a

difference

in

total

exposure

of

£701m

of

balances

reported

as

wholesale

loans

on

page

27

in

the

Loans

and

advances

at

amortised

cost

by
product

disclosure.

2

Excludes

loan

commitments

and

financial

guarantees

of

£8.6bn

carried

at

fair

value.

3

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through
other

comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£197.8bn

and

impairment

allowance

of

£161m.

This

comprises

£13m

ECL

on
£192.

1bn

stage

1

assets,

£38m

on

£5.6bn

stage

2

fair

value

through

other

comprehensive

income

assets,

other

assets,

cash

collateral

and

settlement

balances

and
£110m

on

£112m

stage

3

other

assets.

4

Q320

YTD

loan

impairment

charge

represents

nine

months

of

impairment

charge,

annualised

to

calculate

the

loan

loss

rate.

The

loan

loss

rate

for

Q320

YTD

is
164bps

after

applying

the

total

impairment

charge

of

£4,346m.

Credit

Risk

  26

Gross

exposure
Impairment

allowance
Net
exposure
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

31.12.19
£m £m £m £m £m £m £m £m £m
Barclays

UK
143,097 23,198 2,446 168,741 198 1,277 974 2,449 166,292
Barclays

International
27,886 4,026 1,875 33,787 352 774 1,359 2,485 31,302
Head

Office
4,803 500 826 6,129 5 36 305 346 5,783
Total

Barclays

Group

retail
175,786 27,724 5,147 208,657 555 2,087 2,638 5,280 203,377
Barclays

UK
27,891 2,397 1,124 31,412 16 38 108 162 31,250
Barclays

International
92,615 8,113 1,615 102,343 136 248 447 831 101,512
Head

Office
2,974 - 37 3,011 - - 35 35 2,976
Total

Barclays

Group
wholesale
1
123,480 10,510 2,776 136,766 152 286 590 1,028 135,738
Total

loans

and

advances

at
amortised

cost
299,266 38,234 7,923 345,423 707 2,373 3,228 6,308 339,115
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
2
321,140 19,185 935 341,260 97 170 55 322 340,938
Total
3
620,406 57,419 8,858 686,683 804 2,543 3,283 6,630 680,053
As

at

31.12.19
Year

ended

31.12.19
Coverage

ratio

Loan

impairment

charge

and

loan

loss

rate
4
Stage

1
Stage

2

Stage

3
Total
Loan

impairment
charge
Loan

loss

rate
% % % % £m bps
Barclays

UK
0.1 5.5 39.8 1.5 661 39
Barclays

International
1.3 19.2 72.5 7.4 999 296
Head

Office
0.1 7.2 36.9 5.6 27 44
Total

Barclays

Group

retail
0.3 7.5 51.3 2.5 1,687 81
Barclays

UK
0.1 1.6 9.6 0.5 33 11
Barclays

International
0.1 3.1 27.7 0.8 113 11
Head

Office
- - 94.6 1.2 - -
Total

Barclays

Group
wholesale
1
0.1 2.7 21.3 0.8 146 11
Total

loans

and

advances

at
amortised

cost
0.2 6.2 40.7 1.8 1,833 53
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
2
- 0.9 5.9 0.1 71
Other

financial

assets

subject
to

impairment
3
8
Total
4
0.1 4.4 37.1 1.0 1,912

1

Includes

Wealth

and

Private

Banking

exposures

measured

on

an

individual

basis,

and

excludes

Business

Banking

exposures

that

are

managed

on

a

collective

basis.
The

net

impact

is

a

difference

in

total

exposure

of

£6,434m

of

balances

reported

as

wholesale

loans

on

page

27

in

the

Loans

and

advances

at

amortised

cost

by
product

disclosure.

2

Excludes

loan

commitments

and

financial

guarantees

of

£17.7bn

carried

at

fair

value.

3

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through
other

comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£149.3bn

and

impairment

allowance

of

£24m.

This

comprises

£12m

ECL

on
£148.5bn

stage

1

assets,

£2m

on

£0.8bn

stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settlement

balances

and

£10m

on

£10m
stage

3

other

assets.

4

The

loan

loss

rate

is

55bps

after

applying

the

total

impairment

charge

of

£1,912m.

Credit

Risk

  27

Loans

and

advances

at

amortised

cost

by

product

The

table

below

presents

a

breakdown

of

loans

and

advances

at

amortised

cost

and

the

impairment

allowance

with

stage
allocation

by

asset

classification.

Stage

2
As

at

30.09.20
Stage

1
Not

past
due
<=30

days
past

due
>30

days
past

due
Total
Stage

3
Total
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
135,995 17,262 1,843 969 20,074 2,234 158,303
Credit

cards,

unsecured

loans

and

other

retail

lending
33,815 11,005 483 273 11,761 3,344 48,920
Wholesale

loans

106,892 31,887 3,275 545 35,707 3,282 145,881
Total 276,702 60,154 5,601 1,787 67,542 8,860 353,104
Impairment

allowance
Home

loans
20 62 11 12 85 392 497
Credit

cards,

unsecured

loans

and

other

retail

lending
754 2,461 164 173 2,798 2,423 5,975
Wholesale

loans

162 821 92 7 920 1,140 2,222
Total 936 3,344 267 192 3,803 3,955 8,694
Net

exposure
Home

loans
135,975 17,200 1,832 957 19,989 1,842 157,806
Credit

cards,

unsecured

loans

and

other

retail

lending
33,061 8,544 319 100 8,963 921 42,945
Wholesale

loans

106,730 31,066 3,183 538 34,787 2,142 143,659
Total 275,766 56,810 5,334 1,595 63,739 4,905 344,410
Coverage

ratio
% % % % % % %
Home

loans
- 0.4 0.6 1.2 0.4 17.5 0.3
Credit

cards,

unsecured

loans

and

other

retail

lending
2.2 22.4 34.0 63.4 23.8 72.5 12.2
Wholesale

loans

0.2 2.6 2.8 1.3 2.6 34.7 1.5
Total 0.3 5.6 4.8 10.7 5.6 44.6 2.5
As

at

31.12.19
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
135,713 14,733 1,585 725 17,043 2,155 154,911
Credit

cards,

unsecured

loans

and

other

retail

lending
46,012 9,759 496 504 10,759 3,409 60,180
Wholesale

loans

117,541 9,374 374 684 10,432 2,359 130,332
Total 299,266 33,866 2,455 1,913 38,234 7,923 345,423
Impairment

allowance
Home

loans
22 37 14 13 64 346 432
Credit

cards,

unsecured

loans

and

other

retail

lending
542 1,597 159 251 2,007 2,335 4,884
Wholesale

loans

143 284 9 9 302 547 992
Total 707 1,918 182 273 2,373 3,228 6,308
Net

exposure
Home

loans
135,691 14,696 1,571 712 16,979 1,809 154,479
Credit

cards,

unsecured

loans

and

other

retail

lending
45,470 8,162 337 253 8,752 1,074 55,296
Wholesale

loans

117,398 9,090 365 675 10,130 1,812 129,340
Total 298,559 31,948 2,273 1,640 35,861 4,695 339,115
Coverage

ratio
% % % % % % %
Home

loans
- 0.3 0.9 1.8 0.4 16.1 0.3
Credit

cards,

unsecured

loans

and

other

retail

lending
1.2 16.4 32.1 49.8 18.7 68.5 8.1
Wholesale

loans

0.1 3.0 2.4 1.3 2.9 23.2 0.8
Total 0.2 5.7 7.4 14.3 6.2 40.7 1.8

The

number

of

customers

who

remain

on

payment

holidays

granted

in

response

to

the

pandemic

continues

to

fall.

Across

the

Group’s
material

portfolios

as

at

30

September

2020,

c.£4.4bn

of

UK

mortgage,

c.£0.1bn

of

UK

credit

card

and

c.£0.1bn

of

US

credit

card
lending

remained

on

payment

holidays.

Credit

Risk

  28

Measurement

uncertainty

Scenarios

used

to

calculate

the

Group’s

ECL

charge

were

reviewed

and

updated

in

September

2020

with

the

Baseline

scenario
reflecting

the

latest

consensus

economic

forecasts.

Changes

in

the

consensus

Baseline

forecasts

since

June

2020

include

a

more
prolonged

period

of

high

unemployment

in

the

UK

but

faster

reduction

in

US

unemployment

levels

in

the

short

term.

Economic
growth

in

the

UK

and

the

US

begins

to

recover

in

2021

in

the

downside

scenarios.

In

the

upside

scenarios,

the

strong

rebound

in

UK
and

US

GDP

continues

into

the

end

of

2020,

following

the

bounce-back

in

growth

in

Q320

and,

subsequently,

the

projections

stay
above

the

year

on

year

growth

rates

seen

in

the

Baseline

for

a

prol

onged

period

of

time

before

finally

reverting

to

the

long

term
run

rate.

This

reflects

the

assumption

of

a

potential

vaccine

being

available

in

the

first

half

of

2021

and

pent

up

savings

being
deployed

into

a

more

certain

consumer

environment

to

drive

significant

growth.

Scenario

weights

have

been

updated

to

reflect

the
latest

economics.

As

a

result

of

government

and

Barclays

support

measures

put

in

place

to

support

customers

and

clients,

significant

credit
deterioration

has

not

yet

occurred.

This

support

is

causing

a

timing

difference

between

economic

drivers

such

as

GDP

and
unemployment

rates,

and

the

resultant

impairment

defaults.

This

is

expected

to

delay

the

effects

of

distress

and

therefore
increases

uncertainty

on

the

timing

of

the

stress

and

the

rea

lisation

of

defaults.

The

Q320

review

did

not

identify

any

new
information

to

substantiate

a

change

in

the

level

of

expected

credit

losses

on

non-defaulted

positions

from

that

recognised

at
H120.

This

has

led

to

the

maintenance

of

coverage

levels

and

stagi

ng

mix

whilst

recognising

the

associated

ECL

charge

on

defaults
that

have

arisen

in

the

quarter.

The

economic

environment

remains

uncertain

and

future

impairment

charges

may

be

subject

to

further

volatility

(including

from
changes

to

macroeconomic

variable

forecasts)

depending

on

the

longevity

of

the

COVID

-19

pandemic

and

related

containment
measures,

as

well

as

the

longer

term

effectiveness

of

central

bank,

government

and

other

support

measures.

The

tables

below

show

the

key

consensus

macroeconomic

varia

bles

used

in

the

Q320

Baseline

scenario

and

the

probability

weights
applied

to

each

scenario.

Credit

Risk

  29

Baseline

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2020 2021 2022
Expected

Worst
Point

As

at

30.09.20

%

%
%

%
UK

GDP
1
(10.3) 6.2 3.3 (59.8)
UK

unemployment
2
5.5 6.9 6.2 8.1
UK

HPI
3
0.4 1.5 1.4 (0.9)
UK

bank

rate
0.2 (0.1) (0.1) (0.1)
US

GDP
1
(4.4) 3.8 3.0 (32.9)
US

unemployment
4
8.4 6.9 5.6 13.0
US

HPI
5
1.8 1.8 2.9 0.7
US

federal

funds

rate
0.5 0.3 0.3 0.1
As

at

30.06.20
UK

GDP
1
(8.7) 6.1 2.9 (51.4)
UK

unemployment
2
6.6 6.5 4.4 8.0
UK

HPI
3
0.6 2.0 - (1.5)
UK

bank

rate
0.2 0.1 0.1 0.1
US

GDP
1
(4.2) 4.4 (0.3) (30.4)
US

unemployment
4
9.3 7.6 5.5 13.4
US

HPI
5
1.1 1.8 (0.8) (1.9)
US

federal

funds

rate
0.5 0.3 0.3 0.3

1

Average

Real

GDP

seasonally

adjusted

change

in

year;

expected

worst

point

is

the

minimum

seasonally

adjusted

quarterly

annualised

rate.
2

Average

UK

unemployment

rate

16-year+.
3

Change

in

average

yearly

UK

HPI

=

Halifax

All

Houses,

All

Buyers

index,

relative

to

prior

year

end;

worst

point

is

based

on

cumulative

drawdown

in

year

relative

to
prior

year

end.
4

Average

US

civilian

unemployment

rate

16-year+.
5

Change

in

average

yearly

US

HPI

=

FHFA

house

price

index,

relative

to

prior

year

end;

worst

point

is

based

on

cumulative

drawdown

in

year

relative

to

prior

year

end.

Scenario

probability

weighting
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

30.09.20
Scenario

probability

weighting
20.1 21.6 23.5 19.2 15.6
As

at

30.06.20
Scenario

probability

weighting
20.3 22.4 25.4 17.5 14.4
As

at

31.12.19
Scenario

probability

weighting
10.1 23.1 40.8 22.7 3.3

Treasury

and

Capital

Risk

  30

Composition

of

the

Group

liquidity

pool
As

at

30.09.20
As

at

31.12.19
Liquidity

pool
Liquidity

pool

of

which

CRR

LCR

eligible
3
Liquidity

pool
Cash
Level

1
Level

2A
£bn £bn £bn £bn £bn
Cash

and

deposits

with

central

banks
1
248 243 - - 153
Government

bonds
2
AAA

to

AA-
32 - 31 1 31
A+

to

A-
18 - 11 7 2
BBB+

to

BBB-
2 - 2 - 3
Total

government

bonds
52 - 44 8 36
Other
Government

guaranteed

issuers,

PSEs

and

GSEs

10 - 8 1 9
International

organisations

and

MDBs
8 - 8 - 7
Covered

bonds

8 - 6 2 6
Other 1 - - - -
Total

other
27 - 22 3 22
Total

as

at

30

September

2020
327 243 66 11 211
Total

as

at

31

December

2019
211 150 50 3

1

Includes

cash

held

at

central

banks

and

surplus

cash

at

central

banks

related

to

payment

schemes.

Over

99%

(December

2019:

over

98%)

was

placed

with

the

Bank
of

England,

US

Federal

Reserve,

European

Central

Bank,

Bank

of

Japan

and

Swiss

National

Bank.
2

Of

which

over

77%

(December

2019:

over

67%)

comprised

UK,

US,

French,

German,

Japanese,

Swiss

and

Dutch

securities.
3

The

LCR

eligible

liquidity

pool

is

adjusted

for

trapped

liquidity

and

other

regulatory

deductions.

It

also

in

corporates

other

CRR

(as

amended

by

CRR

II)

qualifying
assets

that

are

not

eligible

under

Barclays’

internal

risk

appetite.

The

Group

liquidity

pool

increased

to

£327bn

as

at

30

September

2020

(December

2019:

£211bn)

driven

by

a

19%

growth

in
customer

deposit

and

actions

to

maintain

a

prudent

funding

and

liquidity

position

in

the

current

environment

.

The

liquidity

pool

is
held

unencumbered

and

is

not

used

to

support

payment

or

clearing

requirements.

Such

requirements

are

treated

as

part

of

our
regular

business

funding.

The

liquidity

pool

is

intended

to

offset

stress

outflows,

and

comprises

the

above

cash

and

unencumbered
assets.

The

composition

of

the

pool

is

subject

to

limits

set

by

the

Board

and

the

independent

liquidity

risk,

credit

risk

and

market

risk
functions.

In

addition,

the

investment

of

the

liquidity

pool

is

monitored

for

concentration

by

issuer,

currency

and

asset

type.

Given
returns

generated

by

these

highly

liquid

assets,

the

risk

and

reward

profile

is

continuously

managed.

Treasury

and

Capital

Risk

  31

Capital
The

Group’s

Overall

Capital

Requirement

for

CET1

is

11.3%

comprising

a

4.5%

Pillar

1

minimum,

a

2.5%

Capital

Conservation

Buffer
(CCB),

a

1.5%

Global

Systemically

Important

Institution

(G-SII)

buffer,

a

2.8%

Pillar

2A

requirement

and

a

0.0%

Countercyclical
Capital

Buffer

(CCyB).

The

Group’s

CCyB

is

based

on

the

buffer

rate

applicable

for

each

jurisdiction

in

which

the

Group

has

exposures.

On

11

March

2020,
the

Financial

Poli

cy

Committee

set

the

CCyB

rate

for

UK

exposures

at

0%

with

immediate

effect.

The

buffer

rates

set

by

other
national

authorities

for

non-UK

exposures

are

not

currently

material.

Overall,

this

results

in

a

0.0%

CCyB

for

the

Group.

The

Group’s

Pillar

2A

requirement

as

per

the

PRA’s

Individual

Capital

Requirement

is

5.0%

of

which

at

least

56.25%

needs

to

be

met
with

CET1

capital,

equating

to

approximately

2.8%

of

RWAs.

The

Pillar

2A

requirement

is

subject

to

at

least

annual

review

and

has
been

set

as

a

nominal

capital

amount.

This

is

based

on

a

point

in

time

assessment

and

the

requirement

(when

expressed

as

a
proportion

of

RWAs)

will

change

depending

on

the

total

RWAs

at

each

reporting

period.

On

27

June

2019,

CRR

II

came

into

force

amending

CRR.

As

an

amending

regulation,

the

existing

provisions

of

CRR

apply

unless

they
are

amended

by

CRR

II.

Certain

aspects

of

CRR

II

are

dependent

on

final

technical

standards

to

be

issued

by

the

European

Banking
Authority

(EBA)

and

adopted

by

the

European

Commission

as

well

as

UK

implementation

of

the

rules.

On

27

June

2020,

CRR

was

further

amended

to

accelerate

specific

CRR

II

measures

and

implement

a

new

IFRS

9

transitional

relief
calculation.

Previously

due

to

be

implemented

in

June

2021,

the

accelerated

measures

primarily

relate

to

the

CRR

leverage
calculation

to

include

additional

settlement

netting

and

limited

changes

to

the

calculation

of

RWAs.

For

UK

leverage

calculations,
the

PRA

early

adopted

the

CRR

II

settlement

netting

measure

in

April

2020.

The

IFRS

9

transitional

arrangements

have

been

extended

by

two

years

and

a

new

modified

calculation

has

been

introduced.

100%
relief

will

be

applied

to

increases

in

stage

1

and

stage

2

provisions

from

1

January

2020

throughout

2020

and

2021;

75%

in

2022;
50%

in

2023;

25%

in

2024

with

no

relief

applied

from

2025.

The

phasing

out

of

transitional

relief

on

the

“day

1”

impact

of

IFRS

9

as
well

as

increases

in

stage

1

and

stage

2

provisions

between

1

January

2018

and

31

December

2019

under

the

modified

calculation
remain

unchanged

and

continue

to

be

subject

to

70%

transitional

relief

throughout

2020;

50%

for

2021;

25%

for

2022

and

with

no
relief

applied

from

2023.

On

22

April

2020,

the

regulatory

technical

standards

on

prudent

valuation

were

amended

to

include

an

increase

to

diversification
factors

applied

to

certain

additional

valuation

adjustments.

The

amendments

will

also

impact

own

funds

and

will

apply

until

31
December

2020

inclusive.

The

disclosures

in

the

following

section

reflect

Barclays’

interpretation

of

the

current

rules

and

guidance.

Treasury

and

Capital

Risk

  32

Capital

ratios
1,2,3
As

at

As

at

As

at

30.09.20 30.06.20 31.12.19
CET1 14.6% 14.2% 13.8%
Tier

1

(T1)
18.7% 17.8% 17.7%
Total

regulatory

capital
22.5% 21.7% 21.6%

Capital

resources
£m £m £m
Total

equity

excluding

non-controlling

interests

per

the

balance

sheet
67,816 68,304 64,429
Less:

other

equity

instruments

(recognised

as

AT1

capital)
(12,012) (10,871) (10,871)
Adjustment

to

retained

earnings

for

foreseeable

dividends
(65) (44) (1,096)
Other

regulatory

adjustments

and

deductions
Additional

value

adjustments

(PVA)
(1,241) (1,517) (1,746)
Goodwill

and

intangible

assets
(8,154) (8,154) (8,109)
Deferred

tax

assets

that

rely

on

future

profitability

excluding

temporary

differences
(422) (444) (479)
Fair

value

reserves

related

to

gains

or

losses

on

cash

flow

hedges
(1,745) (1,914) (1,002)
Gains

or

losses

on

liabilities

at

fair

value

resulting

from

own

credit
717 (233) 260
Defined

benefit

pension

fund

assets
(1,785) (2,094) (1,594)
Direct

and

indirect

holdings

by

an

institution

of

own

CET1

instruments
(50) (50) (50)
Adjustment

under

IFRS

9

transitional

arrangements
2,512 2,459 1,126
Other

regulatory

adjustments
(62) (62) (55)
CET1

capital
45,509 45,380 40,813
AT1

capital

Capital

instruments

and

related

share

premium

accounts
12,012 10,871 10,871
Qualifying

AT1

capital

(including

minority

interests)

issued

by

subsidiaries

622 691 687
Other

regulatory

adjustments

and

deductions
(80) (80) (130)
AT1

capital
12,554 11,482 11,428
T1

capital
58,063 56,862 52,241
T2

capital
Capital

instruments

and

related

share

premium

accounts
9,451 9,028 7,650
Qualifying

T2

capital

(including

minority

interests)

issued

by

subsidiaries
2,516 3,396 3,984
Credit

risk

adjustments

(excess

of

impairment

over

expected

losses)
36 36 16
Other

regulatory

adjustments

and

deductions
(160) (160) (250)
Total

regulatory

capital
69,906 69,162 63,641
Total

RWAs
310,727 318,987 295,131

1

CET1,

T1

and

T2

capital,

and

RWAs

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II

applicable

as

at

the

reporting

date

.

This
includes

IFRS

9

transitional

arrangements

and

the

grandfathering

of

CRR

and

CRR

II

non-compliant

capital

instruments.

2

The

fully

loaded

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

PLC

AT1

securities,

was

13.9%,

with

£43.0bn

of

CET1

capital

and
£309.8bn

of

RWAs

calculated

without

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II

applicable

as

at

the

reporting

date.

3

The

Barclays

PLC

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

Bank

PLC

T2

Contingent

Capital

Notes,

was

14.6%.

For

this
calculation

CET1

capital

and

RWAs

are

calculated

applying

the

transitional

arrangements

under

the

CRR,

including

the

IFRS

9

transitional

arrangements.

The

benefit
of

the

Financial

Services

Authority

(FSA)

October

2012

interpretation

of

the

transitional

provisions,

relating

to

the

implementatio

n

of

CRD

IV,

expired

in

December
2017.

Treasury

and

Capital

Risk

  33

Movement

in

CET1

capital
Three

months
Nine

months
ended ended
30.09.20 30.09.20
£m £m
Opening

CET1

capital
45,380 40,813
Profit

for

the

period

attributable

to

equity

holders
815 1,937
Own

credit

relating

to

derivative

liabilities
16 19
Dividends

paid

and

foreseen
(225) 400
Increase

in

retained

regulatory

capital

generated

from

earnings
606 2,356
Net

impact

of

share

schemes
(268) 20
Fair

value

through

other

comprehensive

income

reserve
173 (205)
Currency

translation

reserve
(716) 504
Other

reserves
(3) (6)
(Decrease)

/

increase

in

other

qualifying

reserves
(814) 313
Pension

remeasurements

within

reserves
(323) 322
Defined

benefit

pension

fund

asset

deduction
309 (191)
Net

impact

of

pensions
(14) 131
Additional

value

adjustments

(PVA)
276 505
Goodwill

and

intangible

assets
- (45)
Deferred

tax

assets

that

rely

on

future

profitability

excluding

those

arising

from

temporary

differences
22 57
Adjustment

under

IFRS

9

transitional

arrangements
53 1,386
Other

regulatory

adjustments
- (7)
Increase

in

regulatory

capital

due

to

adjustments

and

deductions
351 1,896
Closing

CET1

capital
45,509 45,509

CET1

capital

increased

£4.7bn

to

£45.5bn

(December

2019:

£40.8bn).

£1.9bn

of

capital

generated

from

profits,

and

a

£1.0bn

increase

due

to

the

cancellation

of

the

full

year

2019

dividend

were

partially
offset

by

£0.6bn

of

AT1

coupons

paid.

Other

significant

movements

in

the

period

were:

●

A

£0.5bn

increase

in

the

currency

translation

reserve

mainly

driven

by

the

appreciation

of

period

end

USD

and

EUR
against

GBP

●

A

£0.5bn

increase

due

to

a

reduction

in

PVA

which

includes

the

temporary

increase

to

diversification

factors

applied

to
certain

additional

valuation

adjustments
●

A

£1.4bn

increase

in

the

IFRS

9

transitional

relief

after

tax

,

following

new

impairment

charges

and

the

implementation

of
new

regulatory

measures

which

allow

for

100%

relief

on

increases

in

stage

1

and

stage

2

impairment

throughout

2020
and

2021

Treasury

and

Capital

Risk

  34

RWAs

by

risk

type

and

business
Credit

risk
Counterparty

credit

risk
Market

risk
Operational
risk
Total
RWAs
Std IRB Std IRB
Settlement
risk CVA Std IMA
As

at

30.09.20
£m £m £m £m £m £m £m £m £m £m
Barclays

UK
7,350 56,373 369 - - 100 125 - 11,851 76,168
Corporate

and

Investment

Bank
24,800 76,464 11,628 20,645 106 2,545 13,043 22,709 21,388 193,328
Consumer,

Cards

and

Payments
20,597 2,921 168 47 - 35 - 75 7,538 31,381
Barclays

International
45,397 79,385 11,796 20,692 106 2,580 13,043 22,784 28,926 224,709
Head

Office
3,701 6,022 - - - - - - 127 9,850
Barclays

Group
56,448 141,780 12,165 20,692 106 2,680 13,168 22,784 40,904 310,727
As

at

30.06.20
Barclays

UK
7,428 58,048 359

-

-

48 122

-

11,851 77,856
Corporate

and

Investment

Bank
27,032 77,983 11,879 20,472 218 3,871 12,830 22,638 21,387 198,310
Consumer,

Cards

and

Payments
21,901 3,168 157 46

-

27

-

95 7,539 32,933
Barclays

International
48,933 81,151 12,036 20,518 218 3,898 12,830 22,733 28,926 231,243
Head

Office
3,578 6,183

-

-

-

-

-

- 127 9,888
Barclays

Group
59,939 145,382 12,395 20,518 218 3,946 12,952 22,733 40,904 318,987
As

at

31.12.19
Barclays

UK
5,189 57,455 235 - - 23 178 - 11,821 74,901
Corporate

and

Investment

Bank
25,749 62,177 12,051 16,875 276 2,470 12,854 17,626 21,475 171,553
Consumer,

Cards

and

Payments
27,209 2,706 92 37 - 11 - 103 7,532 37,690
Barclays

International
52,958 64,883 12,143 16,912 276 2,481 12,854 17,729 29,007 209,243
Head

Office
5,104 5,754 - - - - - - 129 10,987
Barclays

Group
63,251 128,092 12,378 16,912 276 2,504 13,032 17,729 40,957 295,131

Movement

analysis

of

RWAs
Credit

risk

Counterparty
credit

risk
Market

risk
Operational

risk
Total

RWAs
£m £m £m £m £m
Opening

RWAs

(as

at

31.12.19)
191,343 32,070 30,761 40,957 295,131
Book

size
(4,793) 1,963 10,031 (53) 7,148
Acquisitions

and

disposals
(119) - - - (119)
Book

quality
9,792 1,112 - - 10,904
Model

updates
1,933 (50) - - 1,883
Methodology

and

policy
(1,879) 548 (4,840) - (6,171)
Foreign

exchange

movements
1
1,951 - - - 1,951
Total

RWA

movements
6,885 3,573 5,191 (53) 15,596
Closing

RWAs

(as

at

30.09.20)
198,228 35,643 35,952 40,904 310,727

1

Foreign

exchange

movements

do

not

include

foreign

exchange

for

counterparty

credit

risk

or

market

risk.

Overall

RWAs

increased

£15.6bn

mainly

driven

by:

Credit

risk

RWAs

increased

£6.9bn

mainly

due

to:
●

Book

size

decreased

RWAs

£4.8bn

primarily

due

to

a

reduction

in

lending

activities,

repayments

and

lower

IEL

balances
●

Book

quality

increased

RWAs

£9.8bn

mainly

due

to

a

reduction

in

credit

quality

primarily

within

CIB
●

Model

updates

increased

RWAs

£1.9bn

primarily

due

to

modelled

risk

weight

recalibrations
●

Methodology

and

policy

decreased

RWAs

£1.9bn

primarily

due

the

application

of

revised

SME

discount

factors

following
the

early

adoption

of

specific

CRR

II

measures
●

FX

increased

RWAs

£2.0bn

due

to

the

appreciation

of

period

end

USD

against

GBP

Treasury

and

Capital

Risk

  35

Counterparty

credit

risk

RWAs

increased

£3.6bn

mainly

due

to:
●

Book

size

increased

RWAs

£2.0bn

primarily

due

to

an

increase

in

trading

activities

across

SFTs

and

derivatives
●

Book

quality

increased

RWAs

£1.1bn

primarily

due

to

a

reduction

in

credit

quality

within

CIB

Market

risk

RWAs

increased

£5.2bn

mainly

due

to:
●

Book

size

increased

RWAs

£10.0bn

primarily

due

to

an

increase

in

trading

activities

and

higher

market

volatility
●

Methodology

and

policy

decreased

RWAs

£4.8bn

primarily

due

to

the

removal

of

a

Risk

Not

In

VaR

(RNIV)

and

a

reduct

ion
in

pre

COVID

-19

VaR

back

testing

exceptions

Treasury

and

Capital

Risk

  36

Leverage

ratio

and

exposures
The

Group

is

subject

to

a

leverage

ratio

requirement

of

3.8%

as

at

30

September

2020.

This

comprises

the

3.25%

minimum
requirement,

a

G-SII

additional

leverage

ratio

buffer

(G-SII

ALRB)

of

0.53%

and

a

countercyclical

leverage

ratio

buffer

(CCLB)

of
0.0%.

Although

the

leverage

ratio

is

expressed

in

terms

of

T1

capital,

75%

of

the

minimum

requirement,

equating

to

2.4375%,
needs

to

be

met

with

CET1

capital.

In

addition,

the

G-SII

ALRB

must

be

covered

solely

with

CET1

capital.

The

CET1

capital

held
against

the

0.53%

G-SII

ALRB

was

£5.8bn.

The

Group

is

required

to

disclose

an

average

UK

leverage

ratio

which

is

based

on

capital

on

the

last

day

of

each

month

in

the
quarter

and

an

exposure

measure

for

each

day

in

the

quarter.

The

Group

is

also

required

to

disclose

a

UK

leverage

ratio

based

on
capital

and

exposure

on

the

last

day

of

the

quarter.

Both

approaches

exclude

qualifying

claims

on

central

banks

from

the

leverage
exposures

and

include

the

PRA’s

early

adoption

of

CRR

II

settlement

netting.

Leverage

ratios
1,2
As

at
30.09.20
As

at
30.06.20
As

at
31.12.19
£m £m £m
Average

UK

leverage

ratio
5.1% 4.7% 4.5%
Average

T1

capital
3
56,690 54,548 51,823
Average

UK

leverage

exposure
1,111,052 1,148,720 1,142,819
UK

leverage

ratio
5.2% 5.2% 5.1%
CET1

capital
45,509 45,380 40,813
AT1

capital
11,932 10,791 10,741
T1

capital
3
57,441 56,171 51,554
UK

leverage

exposure
1,095,097 1,071,138 1,007,721
UK

leverage

exposure
Accounting

assets
Derivative

financial

instruments
296,551 307,258 229,236
Derivative

cash

collateral
67,034 77,063 56,589
Securities

financing

transactions

(SFTs)
178,736 160,015 111,307
Loans

and

advances

and

other

assets
879,348 840,781 743,097
Total

IFRS

assets
1,421,669 1,385,117 1,140,229
Regulatory

consolidation

adjustments
(1,943) (1,982) (1,170)
Derivatives

adjustments
Derivatives

netting

(269,441) (279,151) (207,756)
Adjustments

to

cash

collateral
(58,298) (67,718) (48,464)
Net

written

credit

protection
15,890 14,442 13,784
Potential

future

exposure

(PFE)

on

derivatives
122,426 123,468 119,118
Total

derivatives

adjustments
(189,423) (208,959) (123,318)
SFTs

adjustments
20,274 21,226 18,339
Regulatory

deductions

and

other

adjustments
(18,011) (18,297) (11,984)
Weighted

off-balance

sheet

commitments
110,749 108,436 105,289
Qualifying

central

bank

claims
(205,451) (173,033) (119,664)
Settlement

netting
(42,767) (41,370) -
UK

leverage

exposure
2
1,095,097 1,071,138 1,007,721

1

Fully

loaded

average

UK

leverage

ratio

was

4.9%,

with

£54.2bn

of

T1

capital

and

£1,109bn

of

leverage

exposure.

Fully

loaded

UK

leverage

ratio

was

5.0%,

with
£54.9bn

of

T1

capital

and

£1,093bn

of

leverage

exposure.

Fully

loaded

UK

leverage

ratios

are

calculated

without

applying

the

transitional

arrangements

of

the

CRR
as

amended

by

CRR

II

applicable

as

at

the

reporting

date.

2

Capital

and

leverage

measures

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II

applicable

as

at

the

reporting

date

.
3

T1

capital

is

calculated

in

line

with

the

PRA

Handbook.

Treasury

and

Capital

Risk

  37

The

average

UK

leverage

ratio

increased

to

5.1%

(December

2019:

4.5%),

driven

by

an

increase

in

T1

capital.

The

leverage

expos

ure
decreased

by

£32bn

to

£1,111bn,

primarily

driven

by

the

PRA’s

early

adoption

of

CRR

II

settlement

netting.

The

UK

leverage

ratio

increased

to

5.2%

(December

2019:

5.1%),

driven

by

an

increase

in

T1

capital.

The

UK

leverage

exposure
increased

by

£87bn

to

£1,095bn,

primarily

driven

by

an

increase

in

SFTs

of

£67bn.

Loans,

advances

and

other

assets

increase

of
£136bn

was

broadly

offset

by

qualifying

central

bank

claims

and

the

PRA’s

early

adoption

of

CRR

II

settlement

netting.

The

Group

also

discloses

a

CRR

leverage

ratio
1

within

its

additional

regulatory

disclosures

prepared

in

accordance

with

EBA
guidelines

on

disclosure

under

Part

Eight

of

the

CRR

(see

Barc

lays

PLC

Pillar

3

Report

Q3

2020,

expected

to

be

published

on

23
October

2020

and

which

will

be

available

at

home.barclays/investor

-relations/reports

-and-events/latest

-financial-results).

1

CRR

leverage

ratio

as

amended

by

CRR

II

applicable

as

at

the

reporting

date.

Treasury

and

Capital

Risk

  38

MREL
CRR

II

requirements

relating

to

own

funds

and

eligible

liabilities

came

into

effect

from

27

June

2019.

Eligible

liabilities

have

been
calculated

reflecting

the

Group’s

interpretation

of

the

current

rules

and

guidance.

Certain

aspects

of

CRR

II

are

dependent

on

final
technical

standards

to

be

issued

by

the

EBA

and

adopted

by

the

European

Commission

as

well

as

UK

implementation

of

the

rules.

The

Group

is

required

to

meet

the

higher

of:

(i)

the

MREL

set

by

the

Bank

of

England;

and

(ii)

the

requirements

in

CRR

II,

both

of
which

have

RWA

and

leverage

based

requirements.

MREL

is

subject

to

phased

implementation

and

will

be

fully

implemented

by

1
January

2022,

at

which

time

the

Group’s

indicative

MREL

is

expected

to

be

two

times

the

sum

of

its

Pillar

1

and

Pillar

2A
requirements,

as

set

by

the

Bank

of

England.

In

addition,

CET1

capital

cannot

be

counted

towards

both

MREL

and

the

capital
buffers,

meaning

that

the

buffers

will

effectively

be

applied

above

both

the

Pillar

1

and

Pillar

2A

requirements

relating

to

own

funds
and

eligible

liabilities.

The

Bank

of

England

will

review

the

MREL

calibration

by

the

end

of

2020,

including

assessing

the

proposal

for
Pillar

2A

recapitalisation,

which

may

drive

a

different

1

January

2022

MREL

than

currently

proposed.

Own

funds

and

eligible

liabilities

ratios
1
As

at
30.09.20
As

at
30.06.20
As

at
31.12.19
CET1

capital
14.6% 14.2% 13.8%
AT1

capital

instruments

and

related

share

premium

accounts
2
3.8% 3.4% 3.6%
T2

capital

instruments

and

related

share

premium

accounts
2
3.0% 2.8% 2.5%
Eligible

liabilities
11.3% 12.0% 11.2%
Total

Barclays

PLC

(the

Parent

company)

own

funds

and

eligible

liabilities
32.8% 32.4% 31.2%
Qualifying

AT1

capital

(including

minority

interests)

issued

by

subsidiaries
0.2% 0.2% 0.2%
Qualifying

T2

capital

(including

minority

interests)

issued

by

subsidiaries
0.8% 1.1% 1.3%
Total

own

funds

and

eligible

liabilities,

including

eligible

Barclays

Bank

PLC

instruments
33.8% 33.7% 32.8%
Own

funds

and

eligible

liabilities
1
£m £m £m
CET1

capital
45,509 45,380 40,813
AT1

capital

instruments

and

related

share

premium

accounts
2
11,932 10,791 10,741
T2

capital

instruments

and

related

share

premium

accounts
2
9,327 8,904 7,416
Eligible

liabilities
35,209 38,308 33,025
Total

Barclays

PLC

(the

Parent

company)

own

funds

and

eligible

liabilities
101,977 103,383 91,995
Qualifying

AT1

capital

(including

minority

interests)

issued

by

subsidiaries
622 691 687
Qualifying

T2

capital

(including

minority

interests)

issued

by

subsidiaries
2,516 3,396 3,984
Total

own

funds

and

eligible

liabilities,

including

eligible

Barclays

Bank

PLC

instruments
105,115 107,470 96,666
Total

RWAs
1
310,727 318,987 295,131

1

CET1,

T1

and

T2

capital,

and

RWAs

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II

applicable

as

at

the

reporting

date.

This
includes

IFRS

9

transitional

arrangements

and

the

grandfathering

of

CRR

and

CRR

II

non-compliant

capital

instruments.
2

Includes

other

AT1

capital

regulatory

adjustments

and

deductions

of

£80m

(December

2019:

£130m),

and

other

T2

credit

risk

adjustments

and

deductions

of

£124m
(December

2019:

£234m).

Condensed

Consolidated

Financial

Statements

  39

Condensed

consolidated

income

statement
Nine

months
ended
Nine

months
ended
30.09.20 30.09.19
£m £m
Total

income
16,825 16,331
Credit

impairment

charges
(4,346) (1,389)
Net

operating

income
12,479 14,942
Operating

expenses

excluding

litigation

and

conduct
(9,954) (10,051)
Litigation

and

conduct
(106) (1,682)
Operating

expenses
(10,060) (11,733)
Other

net

income
- 51
Profit

before

tax
2,419 3,260
Tax

charge
(441) (814)
Profit

after

tax
1,978 2,446
Attributable

to:
Equity

holders

of

the

parent
1,306 1,780
Other

equity

instrument

holders
631 628
Total

equity

holders

of

the

parent
1,937 2,408
Non-controlling

interests
41 38
Profit

after

tax
1,978 2,446
Earnings

per

share
p p
Basic

earnings

per

ordinary

share
7.6 10.4

Condensed

Consolidated

Financial

Statements

  40

Condensed

consolidated

balance

sheet
As

at
As

at
30.09.20 31.12.19
Assets
£m £m
Cash

and

balances

at

central

banks
240,973 150,258
Cash

collateral

and

settlement

balances
125,413 83,256
Loans

and

advances

at

amortised

cost
344,410 339,115
Reverse

repurchase

agreements

and

other

similar

secured

lending
15,436 3,379
Trading

portfolio

assets
122,741 114,195
Financial

assets

at

fair

value

through

the

income

statement
182,760 133,086
Derivative

financial

instruments
296,551 229,236
Financial

assets

at

fair

value

through

other

comprehensive

income
71,289 65,750
Investments

in

associates

and

joint

ventures
741 721
Goodwill

and

intangible

assets
8,163 8,119
Current

tax

assets
630 412
Deferred

tax

assets
2,929 3,290
Other

assets
9,633 9,412
Total

assets
1,421,669 1,140,229
Liabilities
Deposits

at

amortised

cost
494,593 415,787
Cash

collateral

and

settlement

balances
112,532 67,341
Repurchase

agreements

and

other

similar

secured

borrowing
20,972 14,517
Debt

securities

in

issue
98,688 76,369
Subordinated

liabilities
20,259 18,156
Trading

portfolio

liabilities
51,075 36,916
Financial

liabilities

designated

at

fair

value
249,322 204,326
Derivative

financial

instruments
293,446 229,204
Current

tax

liabilities

454 313
Deferred

tax

liabilities
- 23
Other

liabilities
11,271 11,617
Total

liabilities
1,352,612 1,074,569
Equity
Called

up

share

capital

and

share

premium
4,630 4,594
Other

reserves
5,349 4,760
Retained

earnings

45,825 44,204
Shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
55,804 53,558
Other

equity

instruments
12,012 10,871
Total

equity

excluding

non-controlling

interests
67,816 64,429
Non-controlling

interests
1,241 1,231
Total

equity
69,057 65,660
Total

liabilities

and

equity
1,421,669 1,140,229

Condensed

Consolidated

Financial

Statements

  41

Condensed

consolidated

statement

of

changes

in

equity
Called

up
share

capital
and

share
premium
Other

equity
instruments
Other
reserves
Retained
earnings Total
Non-
controlling
interests
Total
equity
Nine

months

ended

30.09.20
£m £m £m £m £m £m £m
Balance

as

at

1

January

2020
4,594 10,871 4,760 44,204 64,429 1,231 65,660
Profit

after

tax
- 631 - 1,306 1,937 41 1,978
Retirement

benefit

remeasurements
- - - 322 322 - 322
Other - - 604 (7) 597 - 597
Total

comprehensive

income

for

the

period
- 631 604 1,621 2,856 41 2,897
Equity

settled

share

schemes
36 - - 338 374 - 374
Issue

and

exchange

of

other

equity
instruments
- 1,142 - - 1,142 - 1,142
Other

equity

instruments

coupons

paid
- (631) - - (631) - (631)
Vesting

of

shares

under

employee

share
schemes
- - (15) (339) (354) - (354)
Dividends

paid
- - - - - (40) (40)
Other

movements
- (1) - 1 - 9 9
Balance

as

at

30

September

2020
4,630 12,012 5,349 45,825 67,816 1,241 69,057
Three

months

ended

30.09.20
Balance

as

at

1

July

2020
4,620 10,871 6,996 45,817 68,304 1,237 69,541
Profit

after

tax
- 204 - 611 815 4 819
Retirement

benefit

remeasurements
- - - (323) (323) - (323)
Other - - (1,646) (1) (1,647) - (1,647)
Total

comprehensive

income

for

the

period
- 204 (1,646) 287 (1,155) 4 (1,151)
Equity

settled

share

schemes
10 - - (265) (255) - (255)
Issue

and

exchange

of

other

equity
instruments
- 1,142 - - 1,142 - 1,142
Other

equity

instruments

coupons

paid
- (204) - - (204) - (204)
Vesting

of

shares

under

employee

share
schemes
- - (1) (12) (13) - (13)
Dividends

paid
- - - - - (3) (3)
Other

movements
- (1) - (2) (3) 3 -
Balance

as

at

30

September

2020
4,630 12,012 5,349 45,825 67,816 1,241 69,057

As

at
As

at
30.09.20 31.12.19
Other

reserves
£m £m
Currency

translation

reserve
3,848 3,344
Fair

value

through

other

comprehensive

income

reserve
(392) (187)
Cash

flow

hedging

reserve
1,745 1,002
Own

credit

reserve
(811) (373)
Other

reserves

and

treasury

shares
959 974
Total
5,349 4,760

Appendix:

Non-IFRS

Performance

Measures

  42

The

Group’s

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable
information

to

the

readers

of

the

financial

statements

as

they

enable

the

reader

to

identify

a

more

consistent

basis

for

comparing
the

businesses’

performance

between

financial

periods,

and

provide

more

detail

concerning

the

elements

of

performance

which
the

managers

of

these

businesses

are

most

directly

able

to

influence

or

are

relevant

for

an

assessment

of

the

Group.

They

also
reflect

an

important

aspect

of

the

way

in

which

operating

targets

are

defined

and

performance

is

monitored

by

management.

However,

any

non-IFRS

performance

measures

in

this

document

are

not

a

substitute

for

IFRS

measures

and

readers

should
consider

the

IFRS

measures

as

well.

Non-IFRS

performance

measures

glossary

Measure Definition
Loan:

deposit

ratio
Loans

and

advances

at

amortised

cost

divided

by

deposits

at

amortised

cost.
Period

end

allocated
tangible

equity
Allocated

tangible

equity

is

calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each

business,

adjusted
for

capital

deductions,

excluding

goodwill

and

intangible

assets,

reflecting

the

assumptions

the

Group
uses

for

capital

planning

purposes.

Head

Office

allocated

tangible

equity

represent

s

the

difference
between

the

Group’s

tangible

shareholders’

equity

and

the

amounts

allocated

to

businesses.
Average

tangible
shareholders’

equity
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the

current
month’s

period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the
average

of

the

monthly

averages

within

that

period.
Average

allocated
tangible

equity
Calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the
current

month’s

period

end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the
period

is

the

average

of

the

monthly

averages

within

that

period.
Return

on

average
tangible

shareholders’
equity
Annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of
average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments
adjusted

for

the

deduction

of

intangible

assets

and

goodwill.

The

components

of

the

calculation

have
been

included

on

page

43.
Return

on

average
allocated

tangible

equity
Annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of
average

allocated

tangible

equity.

The

components

of

the

calculation

have

been

included

on

page

43

.
Cost:

income

ratio
Total

operating

expenses

divided

by

total

income.
Loan

loss

rate
Quoted

in

basis

points

and

represents

total

annualised

impairment

charges

divided

by

gross

loans
and

advances

held

at

amortised

cost

at

the

balance

sheet

date.

The

components

of

the

calculation
have

been

included

on

page

25.
Net

interest

margin
Annualised

net

interest

income

divided

by

the

sum

of

average

customer

assets.

The

components

of
the

calculation

have

been

included

on

page

24.
Tangible

net

asset

value
per

share
Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity
instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

The
components

of

the

calculation

have

been

included

on

page

51.
Performance

measures
excluding

litigation

and
conduct
Calculated

by

excluding

litigation

and

conduct

charges

from

performance

measures.

The

components
of

the

calculations

have

been

included

on

pages

44

to

51.
Pre

-provision

profits
Calculated

by

excluding

credit

impairment

charges

from

profit

before

tax.

The

components

of

the
calculation

have

been

included

on

pages

44

to

46.
Pre

-provision

profits
excluding

litigation

and
conduct
Calculated

by

excluding

credit

impairment

charges,

and

litigation

and

conduct

charges

from

profit
before

tax.

The

components

of

the

calculation

have

been

included

on

pages

44

to

46.

Appendix:

Non-IFRS

Performance

Measures

  43

Returns

Return

on

average

tangible

equity

is

calculated

as

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent

as

a
proportion

of

average

tangible

equity,

excluding

non-controlling

and

other

equity

interests

for

businesses.

Allocated

tangible

equity
has

been

calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill

and
intangible

assets,

reflecting

the

assumptions

the

Group

uses

for

capital

planning

purposes.

Head

Office

average

allocated

tan

gible
equity

represents

the

difference

between

the

Group’s

average

tangible

shareholders’

equity

and

the

amounts

allocated

to
businesses.

Profit/(loss)
attributable

to
ordinary

equity
holders

of

the
parent
Average
tangible

equity
Return

on
average
tangible

equity
Nine

months

ended

30.09.20
£m £bn %
Barclays

UK
165 10.2 2.2

Corporate

and

Investment

Bank
2,141 27.2 10.5

Consumer,

Cards

and

Payments
(362) 4.6 (10.6)
Barclays

International
1,779 31.8 7.5
Head

Office
(638) 6.5 n/m
Barclays

Group
1,306 48.5 3.6
Nine

months

ended

30.09.19
Barclays

UK
(157) 10.4 (2.0)

Corporate

and

Investment

Bank
1,787 25.9 9.2

Consumer,

Cards

and

Payments
632 5.3 15.8
Barclays

International
2,419 31.2 10.3
Head

Office
(482) 5.0 n/m
Barclays

Group
1,780 46.6 5.1

Appendix:

Non-IFRS

Performance

Measures

  44

Performance

measures

excluding

litigation

and

conduct
Nine

months

ended

30.09.20
Barclays

UK
Corporate

and
Investment
Bank
Consumer,
Cards

and
Payments
Barclays
International
Head

Office
Barclays
Group
Cost:

income

ratio
£m £m £m £m £m £m
Total

operating

expenses
(3,172) (5,092) (1,579) (6,671) (217) (10,060)
Impact

of

litigation

and

conduct
36 6 33 39 31 106
Operating

expenses
(3,136) (5,086) (1,546) (6,632) (186) (9,954)
Total

income
4,721 9,838 2,597 12,435 (331) 16,825
Cost:

income

ratio

excluding

litigation

and
conduct
66% 52% 60% 53% n/m 59%
Profit

before

tax
Profit/(loss)

before

tax
264 3,243 (449) 2,794 (639) 2,419
Impact

of

litigation

and

conduct
36 6 33 39 31 106
Profit/(loss)

before

tax

excluding

litigation

and
conduct
300 3,249 (416) 2,833 (608) 2,525
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

profit/(loss)
165 2,141 (362) 1,779 (638) 1,306
Post

-tax

impact

of

litigation

and

conduct
25 4 25 29 18 72
Profit/(loss)

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and
conduct
190 2,145 (337) 1,808 (620) 1,378
Return

on

average

tangible

shareholders'
equity £bn £bn £bn £bn £bn £bn
Average

shareholders'

equity

13.7 27.2 5.2 32.4 10.5 56.6
Average

goodwill

and

intangibles
(3.5) - (0.6) (0.6) (4.0) (8.1)
Average

tangible

shareholders'

equity

10.2 27.2 4.6 31.8 6.5 48.5
Return

on

average

tangible

shareholders'
equity

excluding

litigation

and

conduct
2.5% 10.5% (9.9%) 7.6% n/m 3.8%
Basic

earnings

per

ordinary

share
Basic

weighted

average

number

of

shares

(m)
17,298
Basic

earnings

per

ordinary

share

excluding
litigation

and

conduct
8.0p
Pre

-provision

profits
Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
£m
Profit

before

tax
2,419
Impact

of

credit

impairment

charges
4,346
Profit

before

tax

excluding

credit

impairment
charges
6,765
Impact

of

litigation

and

conduct
106
Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
6,871

Appendix:

Non-IFRS

Performance

Measures

  45

Nine

months

ended

30.09.19
Barclays

UK
Corporate

and
Investment
Bank
Consumer,
Cards

and
Payments
Barclays
International
Head

Office
Barclays
Group
Cost:

income

ratio
£m £m £m £m £m £m
Total

operating

expenses
(4,497) (5,221) (1,732) (6,953) (283) (11,733)
Impact

of

litigation

and

conduct
1,524 30 - 30 128 1,682
Operating

expenses

(2,973) (5,191) (1,732) (6,923) (155) (10,051)
Total

income
5,394 7,917 3,306 11,223 (286) 16,331
Cost:

income

ratio

excluding

litigation

and
conduct
55% 66% 52% 62% n/m 62%
Profit

before

tax
Profit/(loss)

before

tax
375 2,596 882 3,478 (593) 3,260
Impact

of

litigation

and

conduct
1,524 30 - 30 128 1,682
Profit/(loss)

before

tax

excluding

litigation

and
conduct
1,899 2,626 882 3,508 (465) 4,942
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

(loss)/profit
(157) 1,787 632 2,419 (482) 1,780
Post

-tax

impact

of

litigation

and

conduct
1,489 26 - 26 96 1,611
Profit/(loss)

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and
conduct
1,332 1,813 632 2,445 (386) 3,391
Return

on

average

tangible

shareholders'
equity £bn £bn £bn £bn £bn £bn
Average

shareholders'

equity

13.9 25.9 6.4 32.3 8.4 54.6
Average

goodwill

and

intangibles
(3.5) - (1.1) (1.1) (3.4) (8.0)
Average

tangible

shareholders'

equity

10.4 25.9 5.3 31.2 5.0 46.6
Return

on

average

tangible

shareholders'
equity

excluding

litigation

and

conduct
17.2% 9.3% 15.8% 10.4% n/m 9.7%
Basic

earnings

per

ordinary

share
Basic

weighted

average

number

of

shares

(m)
17,192
Basic

earnings

per

ordinary

share

excluding
litigation

and

conduct
19.7p
Pre

-provision

profits
Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
£m
Profit

before

tax
3,260
Impact

of

credit

impairment

charges
1,389
Profit

before

tax

excluding

credit

impairment
charges
4,649
Impact

of

litigation

and

conduct
1,682
Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
6,331

Appendix:

Non-IFRS

Performance

Measures

  46

Barclays

Group
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Cost:

income

ratio
£m £m £m £m £m £m £m £m
Total

operating

expenses
(3,467) (3,330) (3,263) (3,701) (4,861) (3,554) (3,318) (4,093)
Impact

of

litigation

and

conduct
76 20 10 167 1,568 53 61 60
Operating

expenses
(3,391) (3,310) (3,253) (3,534) (3,293) (3,501) (3,257) (4,033)
Total

income
5,204 5,338 6,283 5,301 5,541 5,538 5,252 5,073
Cost:

income

ratio

excluding

litigation

and
conduct
65% 62% 52% 67% 59% 63% 62% 79%
Profit

before

tax
Profit

before

tax
1,147 359 913 1,097 246
1,531
1,483 374
Impact

of

litigation

and

conduct
76
20 10 167 1,568 53 61 60
Profit

before

tax

excluding

litigation

and
conduct
1,223 379 923 1,264 1,814 1,584 1,544 434
Profit

attributable

to

ordinary

equity

holders
of

the

parent
Attributable

profit/(loss)
611 90 605 681 (292) 1,034 1,038 (14)
Post

-tax

impact

of

litigation

and

conduct
57 16 (1) 122 1,525 40 46 62
Profit

attributable

to

ordinary

equity

holders
of

the

parent

excluding

litigation

and

conduct
668 106 604 803 1,233 1,074 1,084 48
Return

on

average

tangible

shareholders'
equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average

shareholders'

equity
56.4 58.4 55.2 54.5 56.4 54.0 53.2 52.2
Average

goodwill

and

intangibles
(8.1) (8.2) (8.2) (8.1) (8.0) (7.8) (8.0) (7.9)
Average

tangible

shareholders'

equity

48.3 50.2 47.0 46.4 48.4 46.2 45.2 44.3
Return

on

average

tangible

shareholders'
equity

excluding

litigation

and

conduct
5.5% 0.8% 5.1% 6.9% 10.2% 9.3% 9.6% 0.4%
Basic

earnings

per

ordinary

share
Basic

weighted

average

number

of

shares

(m)
17,298 17,294 17,278 17,200 17,192 17,178 17,111 17,075
Basic

earnings

per

ordinary

share

excluding
litigation

and

conduct
3.9p 0.6p 3.5p 4.7p 7.2p 6.3p 6.3p 0.3p
Pre

-provision

profits

Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
£m £m £m £m £m £m £m £m
Profit

before

tax
1,147 359 913 1,097 246 1,531 1,483 374
Impact

of

credit

impairment

charges
608 1,623 2,115 523 461 480 448 643
Profit

before

tax

excluding

credit

impairment
charges
1,755 1,982 3,028 1,620 707 2,011 1,931 1,017
Impact

of

litigation

and

conduct
76 20 10 167 1,568 53 61 60
Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
1,831 2,002 3,038 1,787 2,275 2,064 1,992 1,077

Appendix:

Non-IFRS

Performance

Measures

  47

Barclays

UK
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Cost:

income

ratio
£m £m £m £m £m £m £m £m
Total

operating

expenses
(1,120)
(1,024)
(1,028) (1,122) (2,432) (1,063) (1,002) (1,175)
Impact

of

litigation

and

conduct
25 6 5 58 1,480 41 3 15
Operating

expenses
(1,095) (1,018) (1,023) (1,064) (952) (1,022) (999) (1,160)
Total

income
1,550 1,467 1,704 1,959 1,846 1,771 1,777 1,863
Cost:

income

ratio

excluding

litigation

and
conduct
71% 69% 60% 54% 52% 58% 56% 62%
Profit

before

tax
Profit/(loss)

before

tax
196 (127) 195
647
(687) 477 585
390
Impact

of

litigation

and

conduct
25 6 5 58 1,480 41 3 15
Profit/(loss)

before

tax

excluding

litigation

and
conduct
221 (121) 200 705 793 518 588 405
Profit

attributable

to

ordinary

equity

holders
of

the

parent
Attributable

profit/(loss)
113 (123) 175 438 (907) 328 422 241
Post

-tax

impact

of

litigation

and

conduct
17 5 3 43 1,457 30 2 12
Profit/(loss)

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and
conduct
130 (118) 178 481 550 358 424 253
Return

on

average

allocated

tangible

equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity

13.7 13.9 13.7 13.8 13.9 13.8 13.9 13.6
Average

goodwill

and

intangibles
(3.6) (3.6) (3.6) (3.5) (3.5) (3.5) (3.5) (3.5)
Average

allocated

tangible

equity

10.1 10.3 10.1 10.3 10.4 10.3 10.4 10.1
Return

on

average

allocated

tangible

equity
excluding

litigation

and

conduct
5.2% (4.6%) 7.0% 18.7% 21.2% 13.9% 16.4% 10.1%

Appendix:

Non-IFRS

Performance

Measures

  48

Barclays

International
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Cost:

income

ratio
£m £m £m £m £m £m £m £m
Total

operating

expenses
(2,255) (2,197) (2,219) (2,500) (2,282) (2,446) (2,225) (2,684)
Impact

of

litigation

and

conduct
28 11 - 86 - 11 19 33
Operating

expenses
(2,227) (2,186) (2,219) (2,414) (2,282) (2,435) (2,206) (2,651)
Total

income
3,781 4,010 4,644 3,452 3,750 3,903 3,570 3,221
Cost:

income

ratio

excluding

litigation

and
conduct
59% 55% 48% 70% 61% 62% 62% 82%
Profit

before

tax
Profit

before

tax
1,165 807 822 640 1,137 1,223 1,118 215
Impact

of

litigation

and

conduct
28
11
-
86
- 11 19 33
Profit

before

tax

excluding

litigation

and

conduct
1,193 818 822 726 1,137 1,234 1,137 248
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

profit/(loss)
782 468 529 397 799 832 788 (21)
Post

-tax

impact

of

litigation

and

conduct
21 8 - 64 2 8 16 34
Profit

attributable

to

ordinary

equity

holders

of
the

parent

excluding

litigation

and

conduct
803 476 529 461 801 840 804 13
Return

on

average

allocated

tangible

equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity

31.2 34.2 31.9 31.9 33.3 32.1 31.6 32.4
Average

goodwill

and

intangibles
(0.6) (0.7) (0.7) (1.0) (1.1) (1.0) (1.1) (1.1)
Average

allocated

tangible

equity

30.6 33.5 31.2 30.9 32.2 31.1 30.5 31.3
Return

on

average

allocated

tangible

equity
excluding

litigation

and

conduct
10.5% 5.7% 6.8% 6.0% 10.0% 10.8% 10.6% 0.2%

Appendix:

Non-IFRS

Performance

Measures

  49

Corporate

and

Investment

Bank
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Cost:

income

ratio
£m £m £m £m £m £m £m £m
Total

operating

expenses
(1,719) (1,683) (1,690) (1,926) (1,716) (1,867) (1,638) (2,046)
Impact

of

litigation

and

conduct
3 3 - 79 4 7 19 23
Operating

expenses
(1,716) (1,680) (1,690) (1,847) (1,712) (1,860) (1,619) (2,023)
Total

income
2,905 3,316 3,617 2,314 2,617 2,795 2,505 2,151
Cost:

income

ratio

excluding

litigation

and
conduct
59% 51% 47% 80% 65% 67% 65% 94%
Profit

before

tax
Profit

before

tax
1,000 1,040 1,203 359 882 887 827 85
Impact

of

litigation

and

conduct
3
3
- 79 4 7 19 23
Profit

before

tax

excluding

litigation

and

conduct
1,003 1,043 1,203 438 886 894 846 108
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

profit/(loss)
627 694 820 193 609 596 582 (84)
Post

-tax

impact

of

litigation

and

conduct
2 2 - 58 5 5 16 27
Profit/(loss)

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and
conduct
629 696 820 251 614 601 598 (57)
Return

on

average

allocated

tangible

equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity
26.4 29.1 26.2 25.9 26.9 25.8 25.2 26.0
Average

goodwill

and

intangibles
- (0.1) - (0.1) - - (0.1) -
Average

allocated

tangible

equity
26.4 29.0 26.2 25.8 26.9 25.8 25.1 26.0
Return

on

average

allocated

tangible

equity
excluding

litigation

and

conduct
9.5% 9.6% 12.5% 3.9% 9.2% 9.3% 9.5% (0.9%)

Appendix:

Non-IFRS

Performance

Measures

  50

Consumer,

Cards

and

Payments
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Cost:

income

ratio
£m £m £m £m £m £m £m £m
Total

operating

expenses
(536) (514) (529) (574) (566) (579) (587) (638)
Impact

of

litigation

and

conduct
25 8 - 7 (4) 4 - 10
Operating

expenses
(511) (506) (529) (567) (570) (575) (587) (628)
Total

income
876 694 1,027 1,138 1,133 1,108 1,065 1,070
Cost:

income

ratio

excluding

litigation

and
conduct
58% 73% 52% 50% 50% 52% 55% 59%
Profit

before

tax
Profit/(loss)

before

tax
165 (233) (381) 281 255 336 291 130
Impact

of

litigation

and

conduct
25
8
- 7 (4) 4 - 10
Profit/(loss)

before

tax

excluding

litigation

and
conduct
190 (225) (381) 288 251 340 291 140
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

profit/(loss)
155 (226) (291) 204 190 236 206 63
Post

-tax

impact

of

litigation

and

conduct
19 6 - 6 (3) 3 - 7
Profit/(loss)

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and
conduct
174 (220) (291) 210 187 239 206 70
Return

on

average

allocated

tangible

equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity
4.8 5.1 5.7 6.0 6.4 6.3 6.4 6.4
Average

goodwill

and

intangibles
(0.6) (0.6) (0.7) (0.9) (1.1) (1.0) (1.0) (1.1)
Average

allocated

tangible

equity
4.2 4.5 5.0 5.1 5.3 5.3 5.4 5.3
Return

on

average

allocated

tangible

equity
excluding

litigation

and

conduct
16.5% (19.6%) (23.5%) 16.3% 14.0% 18.0% 15.4% 5.4%

Appendix:

Non-IFRS

Performance

Measures

  51

Head

Office
Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
Profit

before

tax
£m £m £m £m £m £m £m £m
Loss

before

tax
(214) (321) (104) (190) (204) (169) (220) (231)
Impact

of

litigation

and

conduct
23 3 5 23 88 1 39 12
Loss

before

tax

excluding

litigation

and

conduct
(191) (318) (99) (167) (116) (168) (181) (219)
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

loss
(284) (255) (99) (154) (184) (126) (172) (234)
Post

-tax

impact

of

litigation

and

conduct
19 3 (4) 15 66 2 28 16
Attributable

loss

excluding

litigation

and

conduct
(265) (252) (103) (139) (118) (124) (144) (218)

Tangible

net

asset

value

per

share
As

at
As

at
As

at
30.09.20 31.12.19 30.09.19
£m £m £m
Total

equity

excluding

non-controlling

interests
67,816 64,429 66,197
Other

equity

instruments
(12,012) (10,871) (10,860)
Shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
55,804 53,558 55,337
Goodwill

and

intangibles
(8,163) (8,119) (8,068)
Tangible

shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
47,641 45,439 47,269
m m m
Shares

in

issue
17,353 17,322 17,269
p p p
Net

asset

value

per

share

322

309

322
Tangible

net

asset

value

per

share

275

262

274

Appendix:

Non-IFRS

Performance

Measures

  52

Profit/(loss)

attributable

to

ordinary
equity

holders

of

the

parent
Q320
YTD
Q319
YTD Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
£m £m £m £m £m £m £m £m £m £m
Barclays

UK
165 (157) 113 (123) 175 438 (907) 328 422 241
Corporate

and

Investment

Bank
2,141 1,787 627 694 820 193 609 596 582 (84)
Consumer,

Cards

and

Payments
(362) 632 155 (226) (291) 204 190 236 206 63
Barclays

International
1,779 2,419 782 468 529 397 799 832 788 (21)
Head

Office
(638) (482) (284) (255) (99) (154) (184) (126) (172) (234)
Barclays

Group
1,306 1,780 611 90 605 681 (292) 1,034 1,038 (14)
Average

equity
Q320
YTD
Q319
YTD Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
£bn £bn £bn £bn £bn £bn £bn £bn £bn £bn
Barclays

UK
13.7 13.9 13.7 13.9 13.7 13.8 13.9 13.8 13.9 13.6
Corporate

and

Investment

Bank
27.2 25.9 26.4 29.1 26.2 25.9 26.9 25.8 25.2 26.0
Consumer,

Cards

and

Payments
5.2 6.4 4.8 5.1 5.7 6.0 6.4 6.3 6.4 6.4
Barclays

International
32.4 32.3 31.2 34.2 31.9 31.9 33.3 32.1 31.6 32.4
Head

Office
10.5 8.4 11.5 10.3 9.6 8.8 9.2 8.1 7.7 6.2
Barclays

Group
56.6 54.6 56.4 58.4 55.2 54.5 56.4 54.0 53.2 52.2
Return

on

average

equity
Q320
YTD
Q319
YTD Q320 Q220 Q120 Q419 Q319 Q219 Q119 Q418
% % % % % % % % % %
Barclays

UK
1.6% (1.5%) 3.3% (3.6%) 5.1% 12.7% (26.1%) 9.5% 12.2% 7.1%
Corporate

and

Investment

Bank
10.5% 9.2% 9.5% 9.5% 12.5% 3.0% 9.1% 9.2% 9.3% (1.3%)
Consumer,

Cards

and

Payments
(9.3%) 13.2% 12.9% (17.7%) (20.7%) 13.6% 11.8% 14.9% 12.8% 3.9%
Barclays

International
7.3% 10.0% 10.0% 5.5% 6.6% 5.0% 9.6% 10.3% 10.0% (0.3%)
Head

Office
n/m n/m n/m n/m n/m n/m n/m n/m n/m n/m
Barclays

Group
3.1% 4.3% 4.3% 0.6% 4.4% 5.0% (2.1%) 7.6% 7.8% (0.1%)

Shareholder

Information

  53

Results

timetable
1
Date
2020

Full

Year

Results

and

Annual

Report
25

February

2021

%

Change
3
Exchange

rates
2
30.09.20 30.06.20 30.09.19 30.06.20 30.09.19
Period

end

-

USD/GBP
1.29 1.24 1.23 4% 5%
YTD

average

-

USD/GBP
1.27 1.26 1.27 1% -
3

month

average

-

USD/GBP
1.29 1.24 1.23 4% 5%
Period

end

-

EUR/GBP
1.10 1.10 1.13 - (3%)
YTD

average

-

EUR/GBP
1.13 1.14 1.13 (1%) -
3

month

average

-

EUR/GBP
1.11 1.13 1.11 (2%) -
Share

price

data
Barclays

PLC

(p)
97.61 114.42 150.40
Barclays

PLC

number

of

shares

(m)
17,353 17,345 17,269
For

further

information

please

contact
Investor

relations
Media

relations
Chris

Manners

+44

(0)

20

7773

2136
Tom

Hoskin

+44

(0)

20

7116

4755
More

information

on

Barclays

can

be

found

on

our

website:

home.barclays.
Registered

office
1

Churchill

Place,

London,

E14

5HP,

United

Kingdom.

Tel:

+44

(0)

20

7116

1000.

Company

number:

48839.
Registrar
Equiniti,

Aspect

House,

Spencer

Road,

Lancing,

West

Sussex,

BN99

6DA,

United

Kingdom.

Tel:

0371

384

2055
4

from

the

UK

or

+44

121

415

7004

from

overseas.
American

Depositary

Receipts

(ADRs)
J.P.Morgan

Chase

Bank,

N.A
StockTransfer@equiniti.com
Tel:

+1

800

990

1135

(toll

free

in

US

and

Canada),

+1

651

453

2128

(outside

the

US

and

Canada)

or

+1

866

700

1652

(for

the

hearing
impaired).
J.P.Morgan

Chase

Bank

N.A.,

Shareowner

Services,

PO

Box

64504,

St

Paul,

MN

55164-0504,

USA.
Delivery

of

ADR

certificates

and

overnight

mail
J.P.Morgan

Chase

Bank

N.A.,

Shareowner

Services,

1110

Centre

Pointe

Curve,

Suite

101,

Mendota

Heights,

MN

55120,

USA.

1

Note

that

these

dates

are

provisional

and

subject

to

change.
2

The

average

rates

shown

above

are

derived

from

daily

spot

rates

during

the

year.
3

The

change

is

the

impact

to

GBP

reported

information.
4

Lines

open

8.30am

to

5.30pm

(UK

time),

Monday

to

Friday,

excluding

UK

public

holidays

in

England

and

Wales.

Glossary

of

Terms

  54

‘A

-IRB’

/

‘Advanced

-Internal

Ratings

Based’

See

‘Internal

Ratings

Based

(IRB)’.

‘Acceptances

and

endorsements’

An

acceptance

is

an

undertaking

by

a

bank

to

pay

a

bill

of

exchange

drawn

on

a

customer.

The
Barclays

Group

expects

most

acceptances

to

be

presented,

but

reimbursement

by

the

customer

is

normally

immediate.
Endorsements

are

residual

liabilities

of

the

Barclays

Group

in

respect

of

bills

of

exchange

which

have

been

paid

and

subsequently
rediscounted.

‘Additional

Tier

1

(AT1)

capital’

AT1

capital

largely

comprises

eligible

non-common

equity

capital

securities

and

any

related

share

premium.
‘Additional

Tier

1

(AT1)

securities’

Non-common

equity

securities

that

are

eligible

as

AT1

capital.

‘Advanced

Measurement

Approach

(AMA)’

Under

the

AMA,

banks

are

allowed

to

develop

their

own

empirical

model

to

quantify
required

capital

for

operational

risk.

Banks

can

only

use

this

approach

subject

to

approval

from

their

local

regulators.

‘Agencies’

Bonds

issued

by

state

and

/

or

governmen

t

agencies

or

government

-

sponsored

entities.

‘Agency

Mortgage

-Backed

Securities’

Mortgage

-Backed

Securities

issued

by

government

-sponsored

entities.

‘All

price

risk

(APR)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

defaul

t

for

the

correlation

trading
portfolio.
‘American

Depository

Receipts

(ADR)’
A

negotiable

certificate

that

represents

the

ownership

of

shares

in

a

non-US

company

(for
example

Barclays)

trading

in

US

financial

markets.

‘Americas’

Geographic

segment

comprising

the

US,

Canada

and

countries

where

Barclays

operates

within

Latin

America.
‘Annual

Earnings

at

Risk

(AEaR)’

A

measure

of

the

potential

change

in

Net

Interest

Income

(NII)

due

to

an

interest

rate

movement
over

a

one-year

period.
‘Annualised

cumulative

weighted

average

lifetime

PD’

The

probability

of

default

over

the

remaining

life

of

the

asset,

expressed

as
an

annual

rate,

reflecting

a

range

of

possible

economic

scenarios.
‘Application

scorecards’
Algorithm

based

decision

tools

used

to

aid

business

decisions

and

manage

credit

risk

based

on

available
customer

data

at

the

point

of

application

for

a

product.

‘Arrears’

Customers

are

said

to

be

in

arrears

when

they

are

behind

in

fulfilling

their

obligations

with

the

result

that

an

outstanding
loan

is

unpaid

or

overdue.

Such

customers

are

also

said

to

be

in

a

state

of

delinquency.

When

a

customer

is

in

arrears,

their

entire
outstanding

balance

is

said

to

be

delinquent,

meaning

that

delinquent

balances

are

the

total

outstanding

loans

on

which

payments
are

overdue.

‘Asia’

Geographic

segment

comprising

countries

where

Barclays

operates

within

Asia

and

the

Middle

East.

‘Asset

Backed

Commercial

Paper’

Typically

short-term

notes

secured

on

specified

assets

issued

by

consolidated

special

purpose
entities

for

funding

purposes.

‘Asset

Backed

Securities

(ABS)’

Securities

that

represent

an

interest

in

an

underlying

pool

of

referenced

assets.

The

referenced

pool
can

comprise

any

assets

which

attract

a

set

of

associated

cash

flows

but

are

commonly

pools

of

residential

or

commercial
mortgages

and,

in

the

case

of

Collateralised

Debt

Obligations

(CDOs),

the

referenced

pool

may

be

ABS

or

other

classes

of

assets.

‘Attributable

profit’

Profit

after

tax

that

is

attributable

to

ordinary

equity

holders

of

Barclays

adjusted

for

the

after

tax

amounts

of
capital

securities

classified

as

equity.

‘Average

allocated

tangible

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the
current

month’s

period

end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the

period

is

the

average

of

the
monthly

averages

within

that

period.

‘Average

tangible

shareholders’

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the
current

month’s

period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the

monthly
averages

within

that

period.

‘Average

UK

leverage

ratio’

As

per

the

PRA

rulebook,

is

calculated

as

the

average

capital

measure

based

on

the

last

day

of

each
month

in

the

quarter

divided

by

the

average

exposure

measure

for

the

quarter,

where

the

average

exposure

is

based

on

each

day
in

the

quarter.

‘Back

testing’
Includes

a

number

of

techniques

that

assess

the

continued

statistical

validity

of

a

model

by

simulating

how

the

model
would

have

predicted

recent

experience.
‘Barclays

Africa’

or

‘Absa’

or

‘Absa

Group

Limited’
Barclays

Africa

Group

Limited

(now

Absa

Group

Limited),

which

was

previously

a
subsidiary

of

the

Barclays

Group.

Following

a

sell

down

of

shares

resulting

in

a

loss

of

control,

the

Barclays

Group’s

shareholding

in
Absa

Group

Limited

is

now

classified

as

a

financial

asset

at

fair

value

through

other

comprehensive

income.
‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

In

the

context

of

the

credit

risk

disclosures

on

secured

home

loans,

a

means

of
calculating

marked

to

market

LTVs

derived

by

calculating

individual

LTVs

at

account

level

and

weighting

it

by

the

balances

to

arrive

Glossary

of

Terms

  55

at

the

average

position.

Balance

weighted

loan

to

value

is

calculated

using

the

following

formula:

LTV

=

((loan

balance

1

x

MTM
LTV%

for

loan

1)

+

(loan

balance

2

x

MTM

LTV%

for

loan

2)

+

...)

/

total

outstandings

in

portfolio.
‘Barclaycard’

An

international

consumer

payments

business

serving

the

needs

of

businesses

and

consumers

through

credit

cards,
consumer

lending,

merchant

acquiring,

commercial

cards

and

point

of

sale

finance.

Barclaycard

has

scaled

operations

in

the

UK,

US,
Germany

and

Scandinavia.

‘Barclaycard

Consumer

UK’

The

UK

Barclaycard

business.
‘Barclays’

or

’Barclays

Group’

Barclays

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

Group’

Barclays

Bank

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

UK

Group’

Barclays

Bank

UK

PLC,

together

with

its

subsidiaries.

‘Barclays

Operating

businesses’
The

core

Barclays

businesses

operated

by

Barclays

UK

(which

include

the

UK

Personal

banking;

UK
business

banking

and

the

Barclaycard

consumer

UK

businesses)

and

Barclays

Internati

onal

(the

large

UK

Corporate

business;

the
international

Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

international

Barclaycard

business;

and

payments).
‘Barclays

Execution

Services’

or

‘BX’

or

‘BSerL’

or

‘Group

Service

Company’
Barclays

Execution

Services

Limited,

the

Group

services
company

set

up

to

provide

services

to

Barclays

UK

and

Barclays

International

to

deliver

operational

continuity.

‘Barclays

International’
The

segment

of

Barclays

held

by

Barclays

Bank

PLC.

The

division

includes

the

large

UK

Corporate

business;
the

international

Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

international

Barclaycard

business;

and
payments.
‘Barclays

UK’
The

segment

of

Barclays

held

by

Barclays

Bank

UK

PLC.

The

division

includes

the

UK

Personal

banking;

UK

business
banking

and

the

Barclaycard

consumer

UK

businesses.

Following

a

transfer

from

Barclays

International

in

Q2

2020,

this

also
includes

Barclays

Partner

Finance

(BPF).
‘Basel

3’

The

third

of

the

Basel

Acco

rds,

setting

minimum

requirements

and

standards

that

apply

to

internationally

active

banks.

Basel

3

is

a

set

of

measures

developed

by

the

Basel

Committee

on

Banking

Supervision

aiming

to

strengthen

the

regulation,
supervision

and

risk

management

of

banks.
‘Basel

Committee

of

Banking

Supervision

(BCBS)’

or

‘The

Basel

Committee’

A

forum

for

regular

cooperation

on

banking

supervisory
matters

which

develops

global

supervisory

standards

for

the

banking

industry.

Its

45

members

are

officials

from

central

banks

or
prudential

supervisors

from

28

jurisdictions.

‘Basic

Indicator

Approach

(BIA)’
Under

the

BIA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

15%

of

the
annual

average,

calculated

over

a

rolling

three-year

period,

of

the

relevant

income

indicator

for

the

bank

as

whole.
‘Basis

point(s)’

/

‘bp(s)’

One

hundredth

of

a

per

cent

(0.01%);

100

basis

points

is

1%.

The

measure

is

used

in

quoting

movements

in
interest

rates,

yields

on

securities

and

for

other

purposes.

‘Basis

risk’

Index/Tenor

risk,

that

arises

when

floating

rate

products

are

linked

to

different

interest

rate

indices,

which

are
imperfectly

correlated,

especially

under

stressed

market

conditions.
‘Behavioural

scorecards’
Algorithm

based

decision

tools

used

to

aid

business

decisions

and

manage

credit

risk

based

on

existing
customer

data

derived

from

account

usage.
‘Book

quality’
In

the

context

of

the

Capital

Risk

section,

changes

in

RWAs

caused

by

factors

such

as

underlying

customer

behaviour
or

demographics

leading

to

changes

in

risk

profile.
‘Book

size’
In

the

context

of

the

Capital

Risk

section
,

changes

in

RWAs

driven

by

business

activity,

including

net

originations

or
repayments

.

‘Bounce

Back

Loan

Scheme

(BBLS)’
A

government

(British

Business

Bank)

backed

loan

scheme

which

allows

small

and

medium-

sized
businesses

to

borrow

between

£2,000

and

£50,000.

The

UK

government

guarantees

100%

of

the

loan

and

pays

the

first

12

months
of

interest

on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.
‘Business

Banking’

Offers

specialist

advice,

products

and

services

to

small

and

medium

enterprises

in

the

UK.
‘Business

Lending’
Business

Lending

in

Barclays

UK

that

primarily

relates

to

small

and

medium

enterprises

typically

with

a

turnover
up

to

£16m.

‘Business

scenario

stresses’

Multi

asset

scenario

analysis

of

extreme,

but

plausible

events

that

may

impact

the

market

risk
exposures

of

the

Investment

Bank.

‘Buy

to

let

mortgage’
A

mortgage

where

the

intention

of

the

customer

(investor)

was

to

let

the

property

at

origination.
‘Capital

Conservation

Buffer

(CCB)’
A

capital

buffer

of

2.5%

of

a

bank’s

total

exposures

that

needs

to

be

met

with

an

additional
amount

of

Common

Equity

Tier

1

capital

above

the

4.5%

minimum

requirement

for

Common

Equity

Tier

1

set

out

in

CRR.

Its
objective

is

to

conserve

a

bank’s

capital

by

ensuring

that

banks

build

up

surplus

capital

outside

periods

of

stress

which

can

be
drawn

down

if

losses

are

incurred.

Glossary

of

Terms

  56

‘Capital

ratios’

Key

financial

ratios

measuring

the

Bank's

capital

adequacy

or

financial

strength

expressed

as

a

percentage

of

RWAs.

‘Capital

Requirements

Directive

(CRD)’
Directive

2013/36/EU,

a

component

of

the

CRD

IV

package

which

accompanies

the

Capital
Requirements

Regulation

and

sets

out

macroprudential

standards

including

the

countercyclical

capital

buffer

and

capital

buffers

for
systemically

important

institutions.

Directive

(EU)

2019/878,

published

as

part

of

the

EU

Risk

Reduction

Measure

package

amends
CRD.

These

amendments

entered

into

force

from

27

June

2019,

with

EU

member

states

required

to

adopt

the

measures

within

the
Directive

by

28

December

2020.

‘Capital

Requirements

Regulation

(CRR)’
Regulation

(EU)

No

575/2013,

a

component

of

the

CRD

IV

package

which

accompanies

the
Capital

Requirements

Directive

and

sets

out

detailed

rules

for

capital

eligibility,

the

calculation

of

RWAs,

the

measurement

of
leverage,

the

management

of

large

exposures

and

minimum

sta

ndards

for

liquidity.

Between

27

June

2019

and

28

June

2023,

this
regulation

will

be

amended

in

line

with

the

requirements

of

amending

Regulation

(EU)

2019/876

(CRR

II).

‘Capital

Requirements

Regulation

II

(CRR

II)’
Regulation

(EU)

2019/876,

amending

Regulation

(EU)

No

575/2013

(CRR).

This

is

a
component

of

the

EU

Risk

Reduction

Measure

package.

The

requirements

set

out

in

CRR

II

will

be

introduced

between

27

June
2019

and

28

June

2023.
‘Capital

requirements

on

the

underlying

exposures

(KIRB)’
An

approach

available

to

banks

when

calculating

RWAs

for

securitisation
exposures.

This

is

based

upon

the

RWA

amounts

that

would

be

calculated

under

the

IRB

approach

for

the

underlying

pool

of
securitised

exposures

in

the

program,

had

such

exposures

not

been

securitised.
‘Capital

resources’

Common

Equity

Tier

1,

Additional

Tier

1

and

Tier

2

capital

that

are

eligible

to

satisfy

capital

requirements

under
CRD.

Referred

to

as

‘own

funds’

within

EU

regulatory

texts.

‘Capital

risk’

The

risk

that

the

Barclays

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business
activities

and

to

meet

its

regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual
and

as

defined

for

internal

planning

or

regulatory

testing

purposes).

This

includes

the

risk

from

the

Barclays

Group’s

pension

plans.
‘Central

Counterparty’

or

‘Central

Clearing

Counterparties

(CCPs)’

A

clearing

house

mediating

between

the

buyer

and

the

seller

in

a
financial

transaction,

such

as

a

derivative

contract

or

repurchase

agreement

(repo).

Where

a

central

counterparty

is

used,

a

single
bi-lateral

contract

between

the

buyer

and

seller

is

replaced

with

two

contracts

,

one

between

the

buyer

and

the

CCP

and

one
between

the

CCP

and

the

seller.

The

use

of

CCPs

allows

for

greater

oversight

and

improved

credit

risk

mitigation

in

over

-the-
counter

(OTC)

markets.

‘Charge

-off’

In

the

retail

segment

this

refers

to

the

point

in

time

when

collections

activity

changes

from

the

collection

of

arrears

to
the

recovery

of

the

full

balance.

This

is

normally

when

six

payments

are

in

arrears.

‘Client

Assets’
Assets

managed

or

administered

by

Barclays

Group

on

behalf

of

clients

including

assets

under

management

(AUM),
custody

assets,

assets

under

administration

and

client

deposits.
‘CLOs

and

Other

insured

assets’

Highly

rated

CLO

positions

wrapped

by

monolines,

non-CLOs

wrapped

by

monolines

and

other
assets

wrapped

with

Credit

Support

Annex

(CSA)

protection.
‘Collateralised

Debt

Obligation

(CDO)’

Securities

issued

by

a

third

party

which

reference

Asset

Backed

Securities

(ABSs)

(defined
above)

and/or

certain

other

related

assets

purchased

by

the

issuer.

CDOs

may

feature

exposure

to

sub-prime

mortgage

assets
through

the

underlying

assets.

‘Collateralised

Loan

Obligation

(CLO)’

A

security

backed

by

the

repayments

from

a

pool

of

commercial

loans.

The

payments

may

be
made

to

different

classes

of

owners

(in

tranches).

‘Collateralised

Mortgage

Obligation

(CMO)’

A

type

of

security

backed

by

mortgages.

A

special

purpose

entity

receives

income

from
the

mortgages

and

passes

them

on

to

investors

of

the

security.
‘Combined

Buffer

Requirement’
In

the

context

of

the

CRD

capital

obligations,

the

combined

requirements

of

the

Capital
Conservation

Buffer,

the

GSII

Buffer,

the

OSII

buffer,

the

Systemic

Risk

buffer

and

an

institution

specific

counter

-cyclical

buffer.
‘Commercial

paper

(CP)’

Short-term

notes

issued

by

entities,

including

banks,

for

funding

purposes.

‘Commercia

l

real

estate

(CRE)’
Commercial

real

estate

includes

office

buildings,

industrial

property,

medical

centres,

hotels,

retail
stores,

shopping

centres,

farm

land,

multifamily

housing

buildings,

warehouses,

garages,

and

industrial

properties

and

other

similar
properties.

Commercial

real

estate

loans

are

loans

backed

by

a

package

of

commercial

real

estate.

Note:

for

the

purposes

of

the
Credit

Risk

section,

the

UK

CRE

portfolio

includes

property

investment,

development,

trading

and

housebuilders

but

excludes

social
housing

contractors.
‘Commissions

and

other

incentives’

Includes

commission-based

arrangements,

guaranteed

incentives

and

Long

Term

Incentive

Plan
awards.

‘Committee

of

Sponsoring

Organisations

of

the

Treadway

Commission

Framework

(COSO)’
A

joint

initiative

of

five

private

sector
organisations

dedicated

to

the

development

of

frameworks

and

providing

guidance

on

enterprise

risk

management,

internal
control

and

fraud

deterrence.

Glossary

of

Terms

  57

‘Commodity

derivatives’

Exchange

traded

and

over

-the-counter

(OTC)

derivatives

based

on

an

underlying

commodity

(e.g.

metals,
precious

metals,

oil

and

oil

related,

power

and

natural

gas).

‘Commodity

risk’

Measures

the

impact

of

changes

in

commodity

prices

and

volatilities,

including

the

basis

between

related
commodities

(e.g.

Brent

vs.

WTI

crude

prices).

‘Common

Equity

Tier

1

(CET1)

capital’

The

highest

quality

form

of

regulatory

capital

under

CRR

that

comprises

common

shares
issued

and

related

share

premium,

retained

earnings

and

other

reserves,

less

specified

regulatory

adjustments.
‘Common

Equity

Tier

1

(CET1)

ratio’

A

measure

of

Common

Equity

Tier

1

capital

expressed

as

a

percentage

of

RWAs.
‘Compensation:

income

ratio’
The

ratio

of

compensation

expense

over

total

income.

Compensation

represents

total

staff

costs

less
non-compensation

items

consisting

of

outsourcing,

staff

training,

redundancy

costs

and

retirement

costs.
‘
Comprehensive

Capital

Analysis

and

Review

(CCAR)’
An

annual

exercise,

required

by

and

evaluated

by

the

Federal

Reserve,
through

which

the

largest

bank

holding

companies

operating

in

the

US

assess

whether

they

have

sufficient

capital

to

continue
operations

through

periods

of

economic

and

financial

stress

and

have

robust

capital

-planning

processes

that

account

for

their
unique

risks.
‘Comprehensive

Risk

Measure

(CRM)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

default

for

the
correlation

trading

portfolio.

Also

referred

to

as

All

Price

Risk

(APR)

and

Comprehensive

Risk

Capital

Charge

(CRCC).
‘Conduct

risk’

The

risk

of

detriment

to

customers,

clients,

market

integrity,

competition

or

Barclays

from

the

inappropriate

supply
of

financial

services,

including

instances

of

wilful

or

negligent

misconduct.
‘Constant

Currency

Basis’
Excluding

the

impact

of

foreign

currency

conversion

to

GBP

when

comparing

financial

results

in

two
different

financial

periods.
‘Consumer,

Cards

and

Payments’
Barclays

US

Consumer

Bank,

Payments

(including

merchant

acquiring

and

commercial

payments),
Barclaycard

Germany

and

the

Private

Bank.

‘Contingent

capital

notes

(CCNs)’

Interest

bearing

debt

securities

issued

by

Barclays

Group

or

its

subsidiaries

that

are

either
permanently

written

off

or

converted

into

an

equity

instrument

from

the

issuer's

perspective

in

the

event

of

the

Common

Equity
Tier

1

(CET1)

ratio

of

the

relevant

Barclays

Group

entity

falling

below

a

specific

level,

or

at

the

direction

of

regulators.

‘Conversion

Trigger’
Used

in

the

context

of

Contingent

Capital

Notes

and

AT1

securities.

A

capital

adequacy

trigger

event

occurs
when

the

CET1

ratio

of

the

bank

falls

below

a

certain

level

(the

trigger)

as

defined

in

the

Terms

&

Conditions

of

the

instruments
issued.

See

‘Contingent

capital

notes’.
‘Coronavirus

Business

Interruption

Loan

Scheme

(CBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK

based
small

and

medium-sized

businesses

(turnover

of

up

to

£45

million)

adversely

impacted

by

COVID

-19.

The

CBILS

scheme

provides
loans

up

to

£5

million

which

are

backed

by

an

80%

government

(BBB)

guarantee.

The

UK

government

will

pay

interest

and

fees

for
the

first

12

months

on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.

Coronavirus

Large

Business

Interruption

Loan

Scheme

(CLBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK
based

medium-sized

businesses

(turnover

above

£45

million,

but

with

no

access

to

CCFF)

adversely

impacted

by

COVID

-19,

The
CBILS

scheme

provides

loans

up

to

£50

million

which

are

backed

by

an

80%

government

(BBB)

guarantee.

‘Corporate

and

Investment

Bank

(CIB)’
Barclays

Corporate

and

Investment

Bank

businesses

which

form

part

of

Barclays
International.

‘Correlation

risk’

Refers

to

the

change

in

marked

to

market

value

of

a

security

when

the

correlation

between

the

underlying

assets
changes

over

time.
‘Cost

of

Equity’

The

rate

of

return

targeted

by

the

equity

holders

of

a

company.

‘Cost:

income

jaws’

Relationship

of

the

percentage

change

movement

in

operating

expenses

relative

to

total

income.
‘Cost:

income

ratio’

Total

operating

expenses

divided

by

total

income.

‘Countercyclical

Capital

Buffer

(CCyB)’
An

additional

buffer

introduced

as

part

of

the

CRD

IV

package

that

requires

banks

to

have

an
additional

cushion

of

CET

1

capital

with

which

to

absorb

potential

losses,

enhancing

their

resilience

and

contributing

to

a

stable
financial

system.

‘Countercyclical

leverage

ratio

buffer

(CCLB)’
A

macroprudential

buffer

that

has

applied

to

specific

PRA

regulated

institutions

since
2018

and

is

calculated

at

35%

of

any

risk

weighted

countercyclical

capital

buffer

set

by

the

Financial

Policy

Committee

(FPC).

The
CCLB

applies

in

addition

to

the

minimum

of

3.25%

and

any

G-SII

additional

Leverage

Ratio

Buffer

that

applies.
‘Counterparty

credit

risk’

The

risk

related

to

a

counterparty

defaulting

before

the

final

settlement

of

a

transaction’s

cash

flows.

In
the

context

of

RWAs,

a

component

of

RWAs

that

represents

the

risk

of

loss

in

derivatives,

repurchase

agreements

and

similar
transactions

resulting

from

the

default

of

the

counterparty.
‘Coverage

ratio’

This

represents

the

percentage

of

impairment

allowance

reserve

against

the

gross

exposure.

Glossary

of

Terms

  58

‘Covered

bonds’

Debt

securities

backed

by

a

portfolio

of

mortgages

that

are

segregated

from

the

issuer’s

other

assets

solely

for

the
benefit

of

the

holders

of

the

covered

bonds.

‘Covid

Corporate

Finance

Facility

(CCFF)’:

Bank

of

England

(BOE)

scheme

to

support

liquidity

among

larger

investment

grade

firms
which

make

a

material

UK

contribution,

helping

to

bridge

coronavirus

disruption

to

their

cash

flows.

The

Bank

of

England

provides
liquidity

by

purchasing

short-term

debt

in

the

form

of

commercial

paper

from

corporates.

Barclays

acts

as

dealer.
‘CRD

IV’
The

Fourth

Capital

Requirements

Directive,

an

EU

Directive

and

an

accompanying

Regulation

(CRR)

that

together

prescribe
EU

capital

adequacy

and

liquidity

requirements

and

implements

Basel

3

in

the

European

Union.
‘CRD

V’
The

Fifth

Capital

Requirements

Directive,

comprising

an

EU

amending

Directive

and

an

accompanying

amending

Regulation
(CRR

II)

that

together

prescribe

EU

capital

adequacy

and

liquidity

requirements

and

implements

enhanced

Basel

3

proposals

in

the
European

Union.

‘Credit

conversion

factor

(CCF)’
Factor

used

to

estimate

the

risk

from

off

-balance

sheet

commitments

for

the

purpose

of

calculating
the

total

Exposure

at

Default

(EAD)

used

to

calculate

RWAs.
‘Credit

default

swaps

(CDS)’

A

contract

under

which

the

protection

seller

receives

premiums

or

interest

-related

payments

in

return
for

contracting

to

make

payments

to

the

protection

buyer

in

the

event

of

a

defined

credit

event.

Credit

events

normally

include
bankruptcy,

payment

default

on

a

reference

asset

or

assets,

or

downgrades

by

a

rating

agency.

‘Credit

derivatives

(CDs)’

An

arrangement

whereby

the

credit

risk

of

an

asset

(the

reference

asset)

is

transferred

from

the

buyer

to
the

seller

of

the

protection.

‘Credit

impairment

charges’

Also

known

as

‘credit

impairment’.

Impairment

charges

on

loans

and

advances

to

customers

and

banks
and

impairment

charges

on

fair

value

through

other

comprehensive

income

assets

and

reverse

repurchase

agreements.

‘Credit

market

exposures’

Assets

and

other

instruments

relating

to

commercial

real

estate

and

leveraged

finance

businesses

that
have

been

significantly

impacted

by

the

deterioration

in

the

global

credit

markets.

The

exposures

include

positions

subject

to

fair
value

movements

in

the

Income

Statement,

positions

that

are

classified

as

loans

and

advances

and

available

for

sale

and

other
assets.
‘Credit

quality

step’

In

the

context

of

the

Standardised

Approach

to

calculating

credit

risk

RWAs,

a

“credit

quality

assessment

scale”
maps

the

credit

assessments

of

a

recognised

credit

rating

agency

or

export

credit

agency

to

credit

quality

steps

that

determine

the
risk

weight

to

be

applied

to

an

exposure.

‘Credit

rating’
An

evaluation

of

the

creditworthiness

of

an

entity

seeking

to

enter

into

a

credit

agreement.

‘Credit

risk’

The

risk

of

loss

to

Barclays

from

the

failure

of

clients,

customers

or

counterparties,

including

sovereigns,

to

fully

honour
their

obligations

to

Barclays,

including

the

whole

and

timely

payment

of

principal,

interest,

coll

ateral

and

other

receivables.

In

the
context

of

RWAs,

it

is

the

component

of

RWAs

that

represents

the

risk

of

loss

in

loans

and

advances

and

similar

transactions
resulting

from

the

default

of

the

counterparty.
‘Credit

risk

mitigation’

A

range

of

techniques

and

strategies

to

actively

mitigate

credit

risks

to

which

the

bank

is

exposed.

These

can
be

broadly

divided

into

three

types;

collateral,

netting

and

set-off,

and

risk

transfer.

‘Credit

spread’

The

premium

over

the

benchmark

or

risk-free

rate

required

by

the

market

to

accept

a

lower

credit

quality.

‘Credit

Valuation

Adjustment

(CVA)’

The

difference

between

the

risk-free

value

of

a

portfolio

of

trades

and

the

market

value

which
takes

into

account

the

counterparty’s

risk

of

default.

The

CVA

therefore

represents

an

estimate

of

the

adjustment

to

fair

value

that
a

market

participant

would

make

to

incorporate

the

credit

risk

of

the

counterparty

due

to

any

failure

to

perform

on

contractual
agreements.

‘CRR

leverage

exposure’

Is

calculated

in

accordance

with

article

429

as

per

the

CRR.
‘CRR

leverage

ratio’
Is

calculated

using

the

CRR

definition

of

Tier

1

capital

for

the

numerator

and

the

CRR

definition

of

leverage
exposure

as

the

denominator.

‘Customer

assets’

Represents

loans

and

advances

to

customers.

Average

balances

are

calculated

as

the

sum

of

all

daily

balances

for
the

year

to

date

divided

by

number

of

days

in

the

year

to

date.

‘Customer

deposits’

In

the

context

of

the

Liquidity

Risk

section,

money

deposited

by

all

individuals

and

comp

anies

that

are

not
credit

institutions.

Such

funds

are

recorded

as

liabilities

in

the

Barclays

Group’s

balance

sheet

under

deposits

at

amortised

cost.

‘Customer

liabilities’

See

‘Customer

deposits’.

‘Daily

Value

at

Risk

(DVaR)’

An

estimate

of

the

potent

ial

loss

which

might

arise

from

market

movements

under

normal

market
conditions,

if

the

current

positions

were

to

be

held

unchanged

for

one

business

day,

measured

to

a

specified

confidence

level.

‘DBRS’

A

credit

rating

agency.

‘Debit

Valuation

Adjustment

(DVA)’

The

opposite

of

Credit

Valuation

Adjustment

(CVA).

It

is

the

difference

between

the

risk-free
value

of

a

portfolio

of

trades

and

the

market

value

which

takes

into

account

the

Barclays

Group’s

risk

of

default.

The

DVA,

Glossary

of

Terms

  59

therefore,

represent

s

an

estimate

of

the

adjustment

to

fair

value

that

a

market

participant

would

make

to

incorporate

the

credit
risk

of

the

Barclays

Group

due

to

any

failure

to

perform

on

contractual

obligations.

The

DVA

decreases

the

value

of

a

liability

to
take

into

accoun

t

a

reduction

in

the

remaining

balance

that

would

be

settled

should

the

Barclays

Group

default

or

not

perform

any
contractual

obligations.

‘Debt

buybacks’

Purchases

of

the

Barclays

Group’s

issued

debt

securities,

including

equity

accounted

instruments,

leading

to

their
de-recognition

from

the

balance

sheet.

‘Debt

securities

in

issue’

Transferable

securities

evidencing

indebtedness

of

the

Barclays

Group.

These

are

liabilities

of

the

Barclays
Group

and

include

certificates

of

deposit

and

commercial

paper.

‘Default

grades’

Barclays

Group

classify

ranges

of

default

probabilities

into

a

set

of

21

intervals

called

default

grades,

in

order

to
distinguish

differences

in

the

probability

of

default

risk.
‘Default

fund

contributions’

The

amount

of

contribution

made

by

members

of

a

central

counterparty

(CCP).

All

members

are
required

to

contribute

to

this

fund

in

advance

of

using

a

CCP.

The

default

fund

can

be

used

by

the

CCP

to

cover

losses

incurred

by
the

CCP

where

losses

are

greater

than

the

margins

provided

by

that

member.

‘Derivatives

netting’

Adjustments

applied

across

asset

and

liability

mark-to

-market

derivative

positions

pursuant

to

legally
enforceable

bilateral

netting

agreements

and

eligible

cash

collateral

received

in

derivative

transactions

that

meet

the

requirements
of

BCBS

270.
‘Diversification

effect’

Reflects

the

fact

the

risk

of

a

diversified

portfolio

is

smaller

than

the

sum

of

the

risks

of

its

constituent

parts.
It

is

measured

as

the

sum

of

the

individual

asset

class

DVaR

estimates

less

the

total

DVaR.

‘Dodd-Frank

Act

(DFA)’

The

US

Dodd-Frank

Wall

Street

Reform

and

Consumer

Protection

Act

of

2010.

‘Economic

Value

of

Equity

(EVE)’

A

measure

of

the

potential

change

in

value

of

expected

future

cash

flows

due

to

an

adverse
interest

rate

movement,

based

on

existing

balance

sheet

run-off

profile.
'Effective

Expected

Positive

Exposure

(EEPE)'

The

weighted

average

over

time

of

effective

expected

exposure.

The

weights

are

the
proportion

that

an

individual

exposure

represents

of

the

entire

exposure

horizon

time

interval.
‘Eligible

liabilities’
Liabilities

and

capital

instruments

that

are

eligible

to

meet

MREL

that

do

not

already

qualify

as

own

funds.

‘Encumbrance’
The

use

of

assets

to

secure

liabilities,

such

as

by

way

of

a

lien

or

charge.

‘Enterprise

Risk

Management

Fra

mework

(ERMF)’

Barclays

Group

risk

management

responsibilities

are

laid

out

in

the

Enterprise
Risk

Management

Framework,

which

describes

how

Barclays

identifies

and

manages

risk.

The

framework

identifies

the

principal
risks

faced

by

the

Barclays

Group;

set

s

out

risk

appetite

requirements;

sets

out

roles

and

responsibilities

for

risk

management;

and
sets

out

risk

committee

structure.
‘Equities’

Trading

businesses

encompassing

Cash

Equities,

Equity

Derivatives

&

Equity

Financing
‘Equity

and

stock

index

derivatives’

Derivatives

whose

value

is

derived

from

equity

securities.

This

category

includes

equity

and
stock

index

swaps

and

options

(including

warrants,

which

are

equity

options

listed

on

an

exchange).

The

Barclays

Group

also

enters
into

fund-linked

derivatives,

being

swaps

and

options

whose

underlyings

include

mutual

funds,

hedge

funds,

indices

and

multi-
asset

portfolios.

An

equity

swap

is

an

agreement

between

two

parties

to

exchange

periodic

payments,

based

upon

a

notional
principal

amount,

with

one

side

paying

fixed

or

floating

interest

and

the

other

side

paying

based

on

the

actual

return

of

the

stock

or
stock

index.

An

equity

option

provides

the

buyer

with

the

right,

but

not

the

obligation,

either

to

purchase

or

sell

a

specified

stock,
basket

of

stocks

or

stock

index

at

a

specified

price

or

level

on

or

before

a

specified

date.

‘Equity

risk’

In

the

context

of

trading

book

capital

requirements,

the

risk

of

change

in

market

value

of

an

equity

investment.

‘Equity

structural

hedge’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

of

the

overnight

/

short

term

equity
investment

and

to

smoothen

the

income

over

a

medium/long

term.

‘EU

Risk

Reduction

Measure

package’
A

collection

of

amending

Regulations

and

Directives

that

update

core

EU

regulatory

texts

and
which

came

into

force

on

27

June

2019.
‘Euro

Interbank

Offered

Rate

(EURIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
European

interbank

market.

‘Europe’

Geographic

segment

co

mprising

countries

in

which

Barclays

operates

within

the

EU

(excluding

UK),

Northern

Continental
and

Eastern

Europe.

‘European

Banking

Authority

(EBA)’

The

European

Banking

Authority

(EBA)

is

an

independent

EU

Authority

which

works

to

ensure
effective

and

consistent

prudential

regulation

and

supervision

across

the

European

banking

sector.

Its

overall

objectives

are

to
maintain

financial

stability

in

the

EU

and

to

safeguard

the

integrity,

efficiency

and

orderly

functioning

of

the

banking

sector.
‘European

Securities

and

Markets

Authority

(ESMA)’
An

independent

European

Supervisory

Authority

with

the

remit

of

enhancing
the

protection

of

investors

and

reinforcing

stable

and

well-functioning

financial

markets

in

the

European

Union.

Glossary

of

Terms

  60

‘Eurozone’
Represents

the

19

European

Union

countries

that

have

adopted

the

euro

as

their

common

currency.

The

19

countries
are

Austria,

Belgium,

Cyprus,

Estonia,

Finland,

France,

Germany,

Greece,

Ireland,

Italy,

Latvia,

Lithuania,

Luxembourg,

Malta,
Netherlands,

Portugal,

Slovakia,

Slovenia

and

Spain.
‘Expected

Credit

Losses

(ECL)’

A

present

value

measure

of

the

credit

losses

expected

to

result

from

default

events

that

may

occur
during

a

specified

period

of

time.

ECLs

must

reflect

the

present

value

of

cash

shortfalls,

and

must

reflect

the

unbiased

and
probability

weighted

assessment

of

a

range

of

outcomes.

‘Expected

Losses’

A

regulatory

measure

of

anticipated

losses

for

exposures

captured

under

an

internals

ratings

based

credit

risk
approach

for

capital

adequacy

calculations.

It

is

measured

as

the

Barclays

Group's

modelled

view

of

anticipated

losses

based

on
Probability

of

Default

(PD),

Loss

Given

Default

(LGD)

and

Exposure

at

Default

(EAD),

with

a

one-year

time

horizon.
’Expert

lender

models’

Models

of

risk

measures

that

are

used

for

parts

of

the

portfolio

where

the

risk

drivers

are

specific

to

a
particular

counterparty,

but

where

there

is

insufficient

data

to

support

the

construction

of

a

statistical

model.

These

models

utilise
the

knowledge

of

credit

experts

that

have

in

depth

experience

of

the

specific

customer

type

being

modelled.
‘Exposure’
Generally

refers

to

positions

or

actions

taken

by

the

bank,

or

consequences

thereof,

that

may

put

a

certain

amount

of

a
bank’s

resources

at

risk.
‘Exposure

at

Default

(EAD)’

The

estimation

of

the

extent

to

which

Barclays

Group

may

be

exposed

to

a

customer

or

counterparty

in
the

event

of,

and

at

the

time

of,

that

counterparty’s

default.

At

default,

the

customer

may

not

have

drawn

the

loan

fully

or

may
already

have

repaid

some

of

the

principal,

so

that

exposure

may

be

less

than

the

approved

loan

limit.
‘External

Credit

Assessment

Institutions

(ECAI)’
Institutions

whose

credit

assessments

may

be

used

by

credit

institutions

for

the
determination

of

risk

weight

exposures

according

to

CRR.
‘Federal

Reserve

Board

(FRB)’
Is

the

governing

board

of

the

Federal

Reserve

System

of

the

US,

in

charge

of

making

the
country's

monetary

policy.

'FICC'
Represents

Macro

(including

rates

and

currency),

Credit

and

Securitised

products.

'Financial

Policy

Committee

(FPC)'

The

Bank

of

England’s

Financial

Policy

Committee

(FPC)

identifies,

monitors

and

takes

action

to
remove

or

reduce

systemic

risks

with

a

view

to

protecting

and

enhancing

the

resilience

of

the

UK

financial

system.

The

FPC

also

has
a

secondary

objective

to

support

the

economic

policy

of

the

UK

Government.
‘F-IRB’/

'Foundation-Internal

Ratings

Based’

See

‘Internal

Ratings

Based

(IRB)’.

‘Financial

Conduct

Authority

(FCA)’

The

statutory

body

responsible

for

conduct

of

business

regulation

and

supervision

of

UK
authorised

firms.

The

FCA

also

has

responsibility

for

the

prudential

regulation

of

firms

that

do

not

fall

within

the

PRA’s

scope.

‘Financial

Services

Compensation

Scheme

(FSCS)’

The

UK’s

fund

for

compensation

of

authorised

financial

services

firms

that

are
unable

to

pay

claims.

‘Financial

collateral

comprehensive

method

(FCCM)’

A

counterparty

credit

risk

exposure

calculation

approach

which

applies
volatility

adjustments

to

the

market

value

of

exposure

and

collateral

when

calculating

RWA

values.
‘Financial

Stability

Board

(FSB)’
An

international

body

that

monitors

and

makes

recommendations

about

the

global

financial
system.

It

promotes

international

financial

stability

by

coordinating

national

financial

authorities

and

international

standard

-

setting
bodies

as

they

work

toward

developing

strong

regulatory,

supervisory

and

other

financial

sector

policies.

It

fosters

a

level

playing
field

by

encouraging

coherent

implementation

of

these

policies

across

sectors

and

jurisdictions.

‘Fitch’

A

credit

rating

agency.

‘Forbearance

Programmes’

Forbearance

programmes

to

assist

customers

in

financial

difficulty

through

agreements

to

accept

less
than

contractual

amounts

due

where

financial

distress

would

otherwise

prevent

satisfactory

repayment

within

the

original

terms
and

conditions

of

the

contr

act.

These

agreements

may

be

initiated

by

the

customer,

Barclays

or

a

third

party

and

include

approved
debt

counselling

plans,

minimum

due

reductions,

interest

rate

concessions

and

switches

from

capital

and

interest

repayments

to
interest

-only

payments.

‘Foreclosures

in

Progress’
The

process

by

which

the

bank

initiates

legal

action

against

a

customer

with

the

intention

of

terminating
a

loan

agreement

whereby

the

bank

may

repossess

the

property

subject

to

local

law

and

recover

amounts

it

is

owed.

‘Foreign

exchange

derivatives’

The

Barclays

Group’s

principal

exchange

rate

-related

contracts

are

forward

foreign

exchange
contracts,

currency

swaps

and

currency

options.

Forward

foreign

exchange

contracts

are

agreements

to

buy

or

sell

a

specified
quantity

of

foreig

n

currency,

usually

on

a

specified

future

date

at

an

agreed

rate.

Currency

swaps

generally

involves

the

exchange,
or

notional

exchange,

of

equivalent

amounts

of

two

currencies

and

a

commitment

to

exchange

interest

periodically

until

the
principal

amounts

are

re

-exchanged

on

a

future

date.

Currency

options

provide

the

buyer

with

the

right,

but

not

the

obligation,
either

to

purchase

or

sell

a

fixed

amount

of

a

currency

at

a

specified

exchange

rate

on

or

before

a

future

date.

As

compensation

for
assuming

the

option

risk,

the

option

writer

generally

receives

a

premium

at

the

start

of

the

option

period.
‘Foreign

exchange

risk’

In

the

context

of

DVaR,

the

impact

of

changes

in

foreign

exchange

rates

and

volatilities.

Glossary

of

Terms

  61

‘Full

time

equivalent’

Full

time

equivalent

units

are

the

on-job

hours

paid

for

employee

services

divided

by

the

number

of

ordinary-
time

hours

normally

paid

for

a

full-time

staff

member

when

on

the

job

(or

contract

employees

where

applicable).

‘Fully

loaded’

When

a

measure

is

presented

or

described

as

being

on

a

fully

loaded

basis,

it

is

calculated

without

applying

the
transitional

provisions

set

out

in

Part

Ten

of

CRR.

‘Funded

credit

protection’

Is

a

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

exposure

of

an
institution

derives

from

the

right

of

that

institution,

in

the

event

of

the

default

of

the

counterparty

or

on

the

occurrence

of

other
specified

credit

events

relating

to

the

counterparty,

to

liquidate,

or

to

obtain

transfer

or

appropriation

of,

or

to

retain

certain

assets
or

amounts,

or

to

reduce

the

amount

of

the

exposure

to,

or

to

replace

it

with,

the

amount

of

the

difference

between

the

amount

of
the

exposure

and

the

amount

of

a

claim

on

the

institution.
‘Gains

on

acquisitions’

The

amount

by

which

the

acquirer’s

interest

in

the

net

fair

value

of

the

identifiable

assets,

liabilities

and
contingent

liabilities,

recognised

in

a

business

combination,

exceeds

the

cost

of

the

combination.

‘General

Data

Protection

Regulation

(GDPR)’
GDPR

(Regulation

(EU)

2016/679)

is

a

regulation

by

which

the

European

Parliament,
the

Council

of

the

European

Union

and

the

European

Commission

intend

to

strengthen

and

unify

data

protection

for

all

individuals
within

the

European

Union.

‘General

market

risk’

The

risk

of

a

price

change

in

a

financial

instrument

due

to

a

change

in

level

of

interest

rates

or

owing

to

a
broad

equity

market

movement

unrelated

to

any

specific

attributes

of

individual

securities.
‘Globa

l-Systemically

Important

Banks

(G-SIBs

or

G-SIIs)’

Global

financial

institutions

whose

size,

complexity

and

systemic
interconnectedness,

mean

that

their

distress

or

failure

would

cause

significant

disruption

to

the

wider

financial

system

and
economic

activity.

The

Financial

Stability

Board

and

the

Basel

Committee

on

Banking

Supervision

publish

a

list

of

globally
systemically

important

banks.

‘G

-SII

additional

leverage

ratio

buffer

(G-SII

ALRB)’
A

macroprudential

buffer

that

applies

to

globally

systemically

important

banks
(G-SIBs)

and

other

major

domestic

UK

banks

and

building

societies,

including

banks

that

are

subject

to

ring-fencing

requirements.
The

G-SII

ALRB

will

be

calibrated

as

35%

(on

a

phased

basis)

of

the

combined

systemic

risk

buffer

s

that

applies

to

the

bank.
‘GSII

Buffer’
Common

Equity

Tier

1

capital

required

to

be

held

under

CRD

to

ensure

that

G-

SIBs

build

up

surplus

capital

to
compensate

for

the

systemic

risk

that

such

institutions

represent

to

the

financial

system.
’Grandfathering’

In

the

context

of

capital

resources,

the

phasing

in

of

the

application

of

instrument

eligibility

rules

which

allows

CRR
and

CRR

II

non-compliant

capital

instruments

to

be

included

in

regulatory

capital

subject

to

certain

thresholds

which

decrease

over
the

transitional

period.
‘Gross

charge-off

rates’

Represents

the

balances

charged

-off

to

recoveries

in

the

reporting

period,

expressed

as

a

percentage

of
average

outstanding

balances

excluding

balances

in

recoveries.

Charge-off

to

recoveries

generally

occurs

when

the

collections

focus
switches

from

the

collection

of

arrears

to

the

recovery

of

the

entire

outstanding

balance,

and

represents

a

fundamental

change

in
the

relationship

between

the

bank

and

the

customer.

This

is

a

measure

of

the

proportion

of

customer

s

that

have

gone

into

default
during

the

period.

‘Gross

write-off

rates’

Expressed

as

a

percentage

and

represents

balances

written

off

in

the

reporting

period

divided

by

gross

loans
and

advances

held

at

amortised

cost

at

the

balance

sheet

date.
‘Gross

new

lending’

New

lending

advanced

to

customers

during

the

period.

‘Guarantee’

Unless

otherwise

described,

an

undertaking

by

a

third

party

to

pay

a

creditor

should

a

debtor

fail

to

do

so.

It

is

a

form
of

credit

substitution.

‘Head

Office’

It

comprises

head

office,

Barclays

Services

FTE

and

legacy

businesses.

‘High-Net-Worth’

Businesses

within

Barclays

UK

and

Barclays

International

that

provide

banking

and

other

services

to

high

net
worth

customers.

‘High

Risk’
In

retail

banking,

‘High

Risk’

is

defined

as

the

subset

of

up-to

-date

customers

who,

either

through

an

event

or

observed
behaviour

exhibit

potential

financial

difficulty.

Where

appropriate,

these

customers

are

proactively

contacted

to

assess

whether
assistance

is

required.
‘Home

loan’

A

loan

to

purchase

a

residential

property.

The

property

is

then

used

as

collateral

to

guarantee

repayment

of

the

loan.
The

borrower

gives

the

lender

a

lien

against

the

property

and

the

lender

can

foreclose

on

the

property

if

the

borrower

does

not
repay

the

loan

per

the

agreed

terms.

Also

known

as

a

residential

mortgage.

‘IHC’

or

‘US

IHC’

Barclays

US

LLC,

the

intermediate

holding

company

established

by

Barclays

in

July

2016,

which

holds

most

of
Barclays’

subsidiaries

and

assets

in

the

US.
‘IMA’

/

'Internal

Model

Approach’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a
PRA

approved

internal

market

risk

model.

Glossary

of

Terms

  62

‘IMM’

/

'Internal

Model

Method’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a
PRA

approved

internal

counterparty

credit

risk

model.
‘Identified

Impairment

(II)’

Specific

impairment

allowances

for

financial

assets,

individually

estimated.
‘IFRS

9

transitional

arrangements’
Following

the

application

of

IFRS

9

as

of

1

January

2018,

Article

473a

of

CRR

permits

institutions
to

phase-in

the

impact

on

capital

and

leverage

ratios

of

the

impairment

requirements

under

the

new

accounting

standard.

‘Impairment

Allowances’

A

provision

held

on

the

balance

sheet

as

a

result

of

the

raising

of

a

charge

against

profit

for

expected
losses

in

the

lending

book.

An

impairment

allowance

may

either

be

identified

or

unidentified

and

individual

or

collective.

‘Income’

Total

income,

unless

otherwise

specified.

‘Incremental

Risk

Charge

(IRC)’
An

estimate

of

the

incremental

risk

arising

from

rating

migrations

and

defaults

for

traded

debt
instruments

beyond

what

is

already

captured

in

specific

market

risk

VaR

for

the

non-correlation

trading

portfolio.
‘Independent

Validation

Unit

(IVU)’
The

function

within

the

bank

responsible

for

independent

review,

challenge

and

approval

of

all
models.
‘Individual

liquidity

guidance

(ILG)’

Guidance

given

to

a

bank

about

the

amount,

quality

and

funding

profile

of

liquidity

resources
that

the

PRA

has

asked

the

bank

to

maintain.

‘Inflation

risk’

In

the

context

of

DVaR,

the

impact

of

changes

in

inflation

rates

and

volatilities

on

cash

instruments

and

derivatives.

‘Insurance

Risk’

The

risk

of

the

Barclays

Group’s

aggregate

insurance

premiums

received

from

policyholders

under

a

portfolio

of
insurance

contracts

being

inadequate

to

cover

the

claims

arising

from

those

policies.

‘Interchange’

Income

paid

to

a

credit

card

issuer

for

the

clearing

and

settlement

of

a

sale

or

cash

advance

transaction.
‘Interest

-only

home

loans’
Under

the

terms

of

these

loans,

the

customer

makes

payments

of

interest

only

for

the

entire

term

of

the
mortgage,

although

customers

may

make

early

repayments

of

the

principal

within

the

terms

of

their

agreement.

The

customer

is
responsible

for

repaying

the

entire

outstanding

principal

on

maturity,

which

may

require

the

sale

of

the

mortgaged

property.
‘Interest

rate

derivatives’

Derivatives

linked

to

interest

rates.

This

category

includes

interest

rate

swaps,

collars,

floors

options

and
swaptions.

An

interest

rate

swap

is

an

agreement

between

two

parties

to

exchange

fixed

rate

and

floating

rate

interest

by

means

of
periodic

payments

based

upon

a

notional

principal

amount

and

the

interest

rates

defined

in

the

contract.

Certain

agreements
combine

interest

rate

and

foreign

currency

swap

transactions,

which

may

or

may

not

include

the

exchange

of

principal

amounts.

A
basis

swap

is

a

form

of

interest

rate

swap,

in

which

both

parties

exchange

interest

payme

nts

based

on

floating

rates,

where

the
floating

rates

are

based

upon

different

underlying

reference

indices.

In

a

forward

rate

agreement,

two

parties

agree

a

future
settlement

of

the

difference

between

an

agreed

rate

and

a

future

interest

rate,

applied

to

a

notional

principal

amount.

The
settlement,

which

generally

occurs

at

the

start

of

the

contract

period,

is

the

discounted

present

value

of

the

payment

that

would
otherwise

be

made

at

the

end

of

that

period.
‘Interest

rate

risk’

The

risk

of

interest

rate

volatility

adversely

impacting

the

Barclays

Group’s

net

interest

margin.

In

the

context

of
the

calculation

of

market

risk

DVaR,

measures

the

impact

of

changes

in

interest

(swap)

rates

and

volatilities

on

cash

instruments
and

derivatives.
‘Interest

rate

risk

in

the

banking

book

(IRRBB)’
The

risk

that

the

Barclays

Group

is

exposed

to

capital

or

income

volatility

because

of
a

mismatch

between

the

interest

rate

exposures

of

its

(non-traded)

assets

and

liabilities.
‘Internal

Assessment

Approach

(IAA)’
One

of

three

types

of

calculation

that

a

bank

with

permission

to

use

the

Internal

Ratings
Based

(IRB)

approach

may

apply

to

securitisation

exposures.

It

consists

of

mapping

a

bank's

internal

rating

methodology

for

credi

t
exposures

to

those

of

an

External

Credit

Assessment

Institution

(ECAI)

to

determine

the

appropriate

risk

weight

based

on

the
ratings

based

approach.

Its

applicability

is

limited

to

ABCP

programmes

related

to

liquidity

facilities

and

credit

enhancement.
‘Internal

Capital

Adequacy

Assessment

Process

(ICAAP)’
Companies

are

required

to

perform

a

formal

Internal

Capital

Adequacy
Assessment

Process

(ICAAP)

as

part

of

the

Pillar

2

requirements

(BIPRU)

and

to

provide

this

document

to

the

PRA

on

a

yearly

basis.
The

ICAAP

document

summarises

the

Barclays

Group’s

risk

management

framework,

including

approach

to

managing

all

risks

(i.e.
Pillar

1

and

non-Pillar

1

risks);

and,

the

Barclays

Group’s

risk

appetite,

economic

capital

and

stress

testing

frameworks.

‘Internal

Ratings

Based

(IRB)’

An

approach

under

the

CRR

framework

that

relies

on

the

bank’s

internal

models

to

derive

the

risk
weights.

The

IRB

approach

is

divided

into

two

alternative

applications,

Advanced

and

Foundation:

–
Advanced

IRB

(A-IRB):

the

bank

uses

its

own

estimates

of

probability

of

default

(PD),

loss

given

default

(LGD)

and

credit
conversion

factor

to

model

a

given

risk

exposure.

–
Foundation

IRB:

the

bank

applies

its

own

PD

as

for

Advanced,

but

it

uses

standard

parameters

for

the

LGD

and

the

credit
conversion

factor.

The

Foundation

IRB

approach

is

specifically

designed

for

wholesale

credit

exposures.

Hence

retail,
equity,

securitisation

positions

and

non-credit

obligations

asset

exposures

are

treated

under

standardised

or

A-IRB.

‘Investment

Bank’
The

Barclays

Group’s

investment

bank

which

consists

of

origination

led

and

returns

focused

markets

and

banking
business

which

forms

part

of

the

Corporate

and

Investment

Bank

segment

of

Barclays

International

.

Glossary

of

Terms

  63

‘Investment

Banking

Fees’

In

the

context

of

Investment

Bank

Analysis

of

Total

Income,

fees

generated

from

origination

activity
businesses

–

including

financial

advisory,

debt

and

equity

underwriting.

‘Investment

grade’

A

debt

security,

treasury

bill

or

similar

instrument

with

a

credit

rating

of

AAA

to

BBB

as

measured

by

external
credit

rating

agencies.

‘ISDA

Master

Agreement’

The

most

commonly

used

master

contract

for

OTC

derivative

transactions

internationally.

It

is

part

of

a
framework

of

documents,

designed

to

enable

OTC

derivatives

to

be

documented

fully

and

flexibly.

The

framework

consists

of

a
master

agreement,

a

schedule,

confirmations,

definition

booklets,

and

a

credit

support

annex.

The

ISDA

master

agreement

is
published

by

the

International

Swaps

and

Derivatives

Association

(ISDA).

‘Key

Risk

Scenarios

(KRS)’
Key

Risk

Scenarios

are

a

summary

of

the

extreme

potential

risk

exposure

for

each

Key

Risk

in

each
business

and

function,

including

an

assessment

of

the

potential

frequency

of

risk

events,

the

average

size

of

losses

and

three
extreme

scenarios.

The

Key

Risk

Scenario

assessments

are

a

key

input

to

the

Advanced

Measurement

Approach

calculation

of
regulatory

and

economic

capital

requirements.
‘Large

exposure’
A

large

exposure

is

defined

as

the

total

exposure

of

a

bank

to

a

counterparty

or

group

of

connected

clients,
whether

in

the

banking

book

or

trading

book

or

both,

which

in

aggregate

equals

or

exceeds

10%

of

the

bank's

eligible

capital.
‘Legal

risk’

The

risk

of

loss

or

imposition

of

penalties,

damages

or

fines

from

the

failure

of

the

Barclays

Group

to

meet

its

legal
obligations

including

regulatory

or

contractual

requirements.
‘Lending’
In

the

context

of

Investment

Bank

Analysis

of

Total

Income,

lending

income

includes

net

interest

income,

gains

or

losses
on

loan

sale

activity,

and

risk

management

activity

relating

to

the

loan

portfolio.
‘Letters

of

credit’

A

letter

typically

used

for

the

purposes

of

international

trade

guaranteeing

that

a

debtor’s

payment

to

a

creditor
will

be

made

on

time

and

in

full.

In

the

eve

nt

that

the

debtor

is

unable

to

make

payment,

the

bank

will

be

required

to

cover

the

full
or

remaining

amount

of

the

purchase.
‘Level

1

assets’
High

quality

liquid

assets

under

the

Basel

Committee’s

Liquidity

Coverage

Ratio

(LCR),

including

cash,

central

bank
reserves

and

higher

quality

government

securities.

‘Level

2

assets’

Under

the

Basel

Committee’s

Liquidity

Coverage

Ratio

high

quality

liquid

assets

(HQLA)

are

comprised

of

Level

1

and
Level

2

assets,

with

the

latter

comprised

of

Level

2A

and

Level

2B

assets.

Level

2A

assets

include,

for

example,

lower

quality
government

securities,

covered

bonds

and

corporate

debt

securities.

Level

2B

assets

include,

for

example,

lower

rated

corporate
bonds,

residential

mortgage

backed

securities

and

equities

that

meet

certain

conditions.
‘Lifetime

expected

credit

losses’

An

assessment

of

expected

losses

associated

with

default

events

that

may

occur

during

the

life

of
an

exposure,

reflecting

the

present

value

of

cash

shortfalls

over

the

remaining

expected

life

of

the

asset.
‘Lifetime

Probability’

The

likelihood

of

accounts

entering

default

during

the

expected

remaining

life

of

the

asset.
‘Liquidity

Coverage

Ratio

(LCR)’

The

ratio

of

the

stock

of

high

quality

liquid

assets

to

expected

net

cash

outflows

over

the

next

30
days.

High-

quality

liquid

assets

should

be

unencumbered,

liquid

in

markets

during

a

time

of

stress

and,

ideally,

be

central

bank
eligible.

These

include,

for

example,

cash

and

claims

on

central

governments

and

central

banks.

‘Liquidity

Pool’

The

Barclays

Group

liquidity

pool

comprises

cash

at

central

banks

and

highly

liquid

collateral

specifically

held

by

the
Barclays

Group

as

a

contingency

to

enable

the

bank

to

meet

cash

outflows

in

the

event

of

stressed

market

conditions.

‘Liquidity

Risk’
The

risk

that

the

Barclays

Group

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

is

does

not

have
the

appropriate

amount,

tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.

‘Liquidity

risk

appetite

(LRA)’

The

level

of

liquidity

risk

that

the

Barclays

Group

chooses

to

take

in

pursuit

of

its

business

objectives
and

in

meeting

its

regulatory

obligations.
‘Liquidity

Risk

Management

Framework

(the

Liquidity

Framework)’
The

Liquidity

Risk

Management

Framework

(the

Liquidity
Framework),

which

is

sanctioned

by

the

Board

Risk

Committee

(BRC)

and

which

incorporates

liquidity

policies,

systems

and

controls
that

the

Barclays

Group

has

implemented

to

manage

liquidity

risk

within

tolerances

approved

by

the

Board

and

regulatory
agencies.
‘Litigation

and

conduct

charges’

or

‘Litigation

and

conduct’
Litigation

and

conduct

charges

include

regulatory

fines,

litigation
settlements

and

conduct

related

customer

redress.
‘Loan

loss

rate’

Quoted

in

basis

points

and

represents

total

annualised

impairment

charges

divided

by

gross

loans

and

advances
held

at

amortised

cost

at

the

balance

sheet

date.
‘Loan

to

deposit

ratio’

or

‘Loan:

deposit

ratio’

Loans

and

advances

at

amortised

costs

divided

by

deposits

at

amortised

cost.
‘Loan

to

value

(LTV)

ratio’

Expresses

the

amount

borrowed

against

an

asset

(i.e.

a

mortgage)

as

a

percentage

of

the

appraised

value
of

the

asset.

The

ratios

are

used

in

determining

the

appropriate

level

of

risk

for

the

loan

and

are

generally

reported

as

an

average
for

new

mortgages

or

an

entire

portfolio.

Also

see

‘Marked

to

market

(MTM)

LTV

ratio.’

Glossary

of

Terms

  64

‘London

Interbank

Offered

Rate

(LIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
London

interbank

market.

‘Loss

Given

Default

(LGD)’

The

percentage

of

Exposure

at

Default

(EAD)

(defined

above)

that

will

not

be

recovered

following
default.

LGD

comprises

the

actual

loss

(the

part

that

is

not

expected

to

be

recovered),

together

with

the

economic

costs

associated
with

the

recovery

process.

‘Management

VaR’

A

measure

of

the

potential

loss

of

value

arising

from

unfavourable

market

movements

at

a

specific

confidence
level,

if

current

positions

were

to

be

held

unchanged

for

predefined

period.

Corporate

and

Investment

Bank

uses

Management

VaR
with

a

two

-year

equally

weighted

historical

period,

at

a

95%

confidence

level,

with

a

one

day

holding

period.

‘Mandatory

break

clause’

In

the

context

of

counterparty

credit

risk,

a

contract

clause

that

means

a

trade

will

be

ended

on

a
particular

date.
‘Marked

to

market

approach’

A

counterparty

credit

risk

exposure

calculation

approach

which

uses

the

current

mark

to

market
value

of

derivative

positions

as

well

as

a

potential

future

exposure

add-on

to

calculate

an

exposure

to

which

a

risk

weight

can

be
applied.

This

is

also

known

as

the

Current

Exposure

Method.
‘Marked

to

market

(MTM)

LTV

ratio’

The

loan

amount

as

a

percentage

of

the

current

value

of

the

asset

used

to

secure

the

loan.
Also

see

‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

and

‘Valuation

weighted

Loan

to

Value

(LTV)

ratio.’
‘Market

risk’

The

risk

of

loss

arising

from

potential

adverse

changes

in

the

value

of

the

Barclays

Group’s

assets

and

liabilities

from
fluctuation

in

market

variables

including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commodity

prices,
credit

spreads,

implied

volatilities

and

asset

correlations.

‘Master

netting

agreements’

An

agreement

that

provides

for

a

single

net

settlement

of

all

financial

instruments

and

collateral
covered

by

the

agreement

in

the

event

of

the

counterparty’s

default

or

bankruptcy

or

insolvency,

resulting

in

a

reduced

exposure.
‘Master

trust

securitisation

programmes’

A

securitisation

structure

where

a

trust

is

set

up

for

the

purpose

of

acquiring

a

pool

of
receivables.

The

trust

issues

multiple

series

of

securities

backed

by

these

receivables.
‘Material

Risk

Takers

(MRTs)’
Categories

of

staff

whose

professional

activities

have

or

are

deemed

to

have

a

material

impact

on
Barclays’

risk

profile,

as

determined

in

accordance

with

the

European

Banking

Authority

regulatory

technical

standard

on

the
identification

of

such

staff.
‘Maximum

Distributable

Amount

(MDA)’
The

MDA

is

a

factor

representing

the

available

distributable

profit

whilst

remaining

in
excess

of

its

combined

buffer

requirement.

CRD

IV

places

restrictions

on

a

bank’s

dividend

decisions

depending

on

its

proximity

to
meeting

the

buffer.
‘Medium-Term

Notes’

Corporate

notes

(or

debt

securities)

continuously

offered

by

a

company

to

investors

through

a

dealer.
Investors

can

choose

from

differing

maturities,

ranging

from

nine

months

to

30

years.

They

can

be

issued

on

a

fixed

or

floating
coupon

basis

or

with

an

exotic

coupon;

with

a

fixed

maturity

date

(non-callable)

or

with

embedded

call

or

put

options

or

early
repayment

triggers.

MTNs

are

most

generally

issued

as

senior,

unsecured

debt.
‘Methodology

and

policy’
In

the

context

of

the

Capital

Risk

section,

the

effect

on

RWAs

of

methodology

changes

driven

by
regulatory

policy

changes.

‘MiFID

II’
The

Markets

in

Financial

Instruments

Directive

2004/39/EC

(known

as

"MiFID"

I)

as

subsequently

amended

to

MiFID

II

is

a
European

Union

law

that

provides

harmonised

regulation

for

investment

services

across

the

31

member

states

of

the

European
Economic

Area.

‘Minimum

requirement

for

own

funds

and

eligible

liabilities

(MREL)’

A

European

Union

wide

requirement

under

the

Bank

Recovery
and

Resolution

Directive

for

all

European

banks

and

investment

banks

to

hold

a

minimum

level

of

equity

and/or

loss

absorbing
eligible

liabilities

to

ensure

the

operation

of

the

bail-in

tool

to

absorb

losses

and

recapitalise

an

institution

in

resolution.

An
institution’s

MREL

requirement

is

set

by

its

resolution

authority.

Amendments

in

the

EU

Risk

Reduction

Measure

package

are
designed

to

align

MREL

and

TLAC

for

EU

G-SIBs.
‘Model

risk’
The

risk

of

the

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused
model

outputs

and

reports.

‘Model

updates’
In

the

context

of

the

Capital

Risk

section,

changes

in

RWAs

caused

by

model

implementation,

changes

in

model
scope

or

any

changes

required

to

address

model

malfunctions.

‘Model

validation’

Process

through

which

models

are

independently

challenged,

tested

and

verified

to

prove

that

they

have

been
built,

implemented

and

used

correctly,

and

that

they

continue

to

be

fit-for

-purpose.

‘Modelled—VaR’

In

the

context

of

RWAs,

Market

risk

calculated

using

value

at

risk

models

laid

down

by

the

CRR

and

supervised

by
the

PRA.

‘Money

market

funds’

Investment

funds

typically

invested

in

short-term

debt

securities.

‘Monoline

derivatives’

Derivatives

with

a

monoline

insurer

such

as

credit

default

swaps

referencing

the

underlying

exposures

held.

Glossary

of

Terms

  65

‘Moody’s’

A

credit

rating

agency.

‘Mortgage

Servicing

Rights

(MSR)’
A

contractual

agreement

in

which

the

right

to

service

an

existing

mortgage

is

sold

by

the

original
lender

to

another

party

that

specialises

in

the

various

functions

involved

with

servicing

mortgages.
‘Multilateral

development

banks’

Financial

institutions

created

for

the

purposes

of

development,

where

membership

transcends
national

boundaries.

‘National

discretion’

Discretions

in

CRD

given

to

member

states

to

allow

the

local

regulator

additional

powers

in

the

application

of
certain

CRD

rules

in

its

jurisdiction.

‘Net

asset

value

per

share’

Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity
instruments,

by

the

number

of

issued

ordinary

shares.

‘Net

interest

income

(NII)’

The

difference

between

interest

income

on

assets

and

interest

expense

on

liabilities.

‘Net

interest

margin

(NIM)’

Annualised

net

interest

income

divided

by

the

sum

of

average

customer

assets.
‘Net

investment

income’

Changes

in

the

fair

value

of

financial

instruments

designated

at

fair

value,

dividend

income

and

the

net
result

on

disposal

of

available

for

sale

assets.

‘Net

Stable

Funding

Ratio

(NSFR)’

The

ratio

of

available

stable

funding

to

required

stable

funding

over

a

one

year

time

horizon,
assuming

a

stressed

scenario.

The

ratio

is

required

to

be

over

100%.

Available

stable

funding

would

include

such

items

as

equity
capital,

preferred

stock

with

a

maturity

of

over

1

year,

or

liabilities

with

a

maturity

of

over

1

year.

The

required

amount

of

stable
funding

is

calculate

d

as

the

sum

of

the

value

of

the

assets

held

and

funded

by

the

institution,

multiplied

by

a

specific

required
stable

funding

(RSF)

factor

assigned

to

each

particular

asset

type,

added

to

the

amount

of

potential

liquidity

exposure

multiplied

by
its

associated

RSF

factor.

‘Net

trading

income’

Gains

and

losses

arising

from

trading

positions

which

are

held

at

fair

value,

in

respect

of

both

market

-making
and

customer

business,

together

with

interest,

dividends

and

funding

costs

relating

to

trading

activities.
‘Net

write-off

rate’

Expressed

as

a

percentage

and

represents

balances

written

off

in

the

reporting

period

less

any

post

write-off
recoveries

divided

by

gross

loans

and

advances

held

at

amortised

cost

at

the

balance

sheet

date.
‘Net

written

credit

protection’

In

the

context

of

leverage

exposure,

the

net

notional

value

of

credit

derivatives

protection

sold

and
credit

derivatives

protection

bought.

‘New

bookings’
The

total

of

the

original

balance

on

accounts

opened

in

the

reporting

period,

including

any

applicable

fees

and
charges

included

in

the

loan

amount.
‘Non-asset

backed

debt

instruments’

Debt

instruments

not

backed

by

collateral,

including

government

bonds;

US

agency

bonds;
corporate

bonds;

commercial

paper;

certificates

of

deposit;

convertible

bonds;

corporate

bonds

and

issued

notes.

‘Non-model

method

(NMM)’

In

the

context

of

RWAs,

Counterparty

credit

risk,

RWAs

where

the

exposure

amount

has

been

derived
through

the

use

of

CRR

norms,

as

opposed

to

an

internal

model.

‘Non-Traded

Market

Risk’
The

risk

that

the

current

or

future

exposure

in

the

banking

book

(i.e.

non-traded

book)

will

impact

bank's
capital

and/or

earnings

due

to

adverse

movements

in

Interest

or

foreign

exchange

rates.
‘Non-Traded

VaR’
Reflects

the

volatility

in

the

value

of

the

fair

value

through

other

comprehensive

income

(FVOCI)

investments

in
the

liquidity

pool

which

flow

directly

through

capital

via

the

FVOCI

reserve.

The

underlying

methodology

to

calculate

non-traded
VaR

is

similar

to

Traded

Management

VaR,

but

the

two

measures

are

not

directly

comparable.

The

Non-Traded

VaR

represents

the
volatility

to

capital

driven

by

the

FVOCI

exposures.

These

exposures

are

in

the

banking

book

and

do

not

meet

the

criteria

for

trading
book

treatment.

‘Notch’

A

single

unit

of

measurement

in

a

credit

rating

scale.

‘Notional

amount’
The

nominal

or

face

amount

of

a

financial

instrument,

such

as

a

loan

or

a

derivative,

that

is

used

to

calculate
payments

made

on

that

instrument.

‘Open

Banking’
The

Payment

Services

Directive

(PSD2)

and

the

Open

API

standards

and

data

sharing

remedy

imposed

by

the

UK
Competition

and

Markets

Authority

following

its

Retail

Banking

Market

Investigation

Order.
‘Operating

leverage’

Operating

expenses

compared

to

total

income

less

credit

impairment

charges

and

other

provisions.

‘Operational

risk’

The

risk

of

loss

to

the

bank

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external
events

(for

example,

fraud)

where

the

root

cause

is

not

due

to

credit

or

market

risks.
‘Operational

Riskdata

eXchange

(ORX)’

The

Operational

Riskdata

eXchange

Association

(ORX)

is

a

not

-for

-profit

industry

association
dedicated

to

advancing

the

measurement

and

management

of

operational

risk

in

the

global

financial

services

industry.

Barclays

is

a
member

of

ORX.
‘Origination

led’

Focus

on

high

marg

in,

low

capital

fee

based

activities

and

related

hedging

opportunities.

Glossary

of

Terms

  66

‘OSII’
Other

systemically

important

institutions

are

institutions

that

are

deemed

to

create

risk

to

financial

stability

due

to

their
systemic

importance.

‘Over

-the-counter

(OTC)

derivatives’

Derivative

contracts

that

are

traded

(and

privately

negotiated)

directly

between

two

parties.
They

offer

flexibility

because,

unlike

standardised

exchange

-traded

products,

they

can

be

tailored

to

fit

specific

needs.
‘Ov

erall

capital

requirement’

The

overall

capital

requirement

is

the

sum

of

capital

required

to

meet

the

total

of

a

Pillar

1
requirement,

a

Pillar

2A

requirement,

a

Global

Systemically

Important

Institution

(G-

SII)

buffer,

a

Capital

Conservation

Buffer

(CCB)
and

a

Countercyclical

Capital

Buffer

(CCyB).

‘Own

credit’

The

effect

of

changes

in

the

Barclays

Group’s

own

credit

standing

on

the

fair

value

of

financial

liabilities.

‘Owner

occupied

mortgage’
A

mortgage

where

the

intention

of

the

customer

was

to

occupy

the

property

at

origination.

‘Own

funds’
The

sum

of

Tier

1

and

Tier

2

capital.
‘Past

due

items’
Refers

to

loans

where

the

borrower

has

failed

to

make

a

payment

when

due

under

the

terms

of

the

loan

contract.

‘Payment

Protection

Insurance

(PPI)

redress’

Provision

for

the

settlement

of

PPI

miss-selling

claims

and

related

claims

management
costs.
‘Pension

Risk’
The

risk

of

the

Barclays

Group’s

earnings

and

capital

being

adversely

impacted

by

the

Barclays

Group’s

defined
benefit

obligations

increasing

or

the

value

of

the

assets

backing

these

defined

benefit

obligations

decreasing

due

to

changes

in

both
the

level

and

volatility

of

prices.

‘Performance

costs’

The

accounting

charge

recognised

in

the

period

for

performance

awards.

For

deferred

incentives

and

long-
term

incentives,

the

accounting

charge

is

spread

over

the

relevant

periods

in

which

the

employee

delivers

service.

‘Personal

Banking’
Offers

retail

advice,

products

and

services

to

community

and

premier

customers

in

the

UK.

‘Period

end

allocated

tangible

equity’

Allocated

tangible

equity

is

calculated

as

13.0%

(2018:

13.0%)

of

RWAs

for

each

business,
adjusted

for

capital

deductions,

excluding

goodwill

and

intangible

assets,

reflecting

assumptions

the

Barclays

Group

uses

for

capital
planning

purposes.

Head

Office

allocated

tangible

equity

represents

the

difference

between

the

Barclays

Group’s

tangible
shareholders’

equity

and

the

amounts

allocated

to

businesses.

‘Pillar

1

requirements’
The

minimum

regulatory

capital

requirements

to

meet

the

sum

of

credit

(including

counterparty

credit),
market

and

operational

risk.
‘Pillar

2A

requirements’
The

additional

regulatory

capital

requirement

to

meet

risks

not

captured

under

Pillar

1

requirements.

This
requirement

is

the

outcome

of

the

bank’s

Internal

Capital

Adequacy

Assessment

Process

(ICAAP)

and

the

complementary
supervisory

review

and

evaluation

carried

out

by

the

PRA.

‘Post

-model

adjustment

(PMA)’

In

the

context

of

Basel

models,

a

PMA

is

a

short

term

increase

in

regulatory

capital

applied

at
portfolio

level

to

account

for

model

input

data

deficiencies,

inadequate

model

performance

or

changes

to

regulatory

definitions
(e.g.

definition

of

default)

to

ensure

the

model

output

is

accurate,

complete

and

appropriate.
‘Potential

Future

Exposure

(PFE)

on

derivatives’

A

regulatory

calculation

in

respect

of

the

Barclays

Group’s

potential

future

credit
exposure

on

both

exchange

traded

and

OTC

derivative

contrac

ts,

calculated

by

assigning

a

standardised

percentage

(based

on

the
underlying

risk

category

and

residual

trade

maturity)

to

the

gross

notional

value

of

each

contract.
‘PRA

waivers’

PRA

approvals

that

specifically

give

permission

to

the

bank

to

either

modi

fy

or

waive

existing

rules.

Waivers

are
specific

to

an

organisation

and

require

applications

being

submitted

to

and

approved

by

the

PRA.
‘Primary

securitisations’

The

issuance

of

securities

(bonds

and

commercial

papers)

for

fund-raising.
‘Primary

Stress

Tests’

In

the

context

of

Traded

Market

Risk,

Stress

Testing

provides

an

estimate

of

potentially

significant

future
losses

that

might

arise

from

extreme

market

moves

or

scenarios.

Primary

Stress

Tests

apply

stress

moves

to

key

liquid

risk

factors
for

each

of

the

major

trading

asset

classes.
‘Prime

Services’

Involves

financing

of

fixed

income

and

equity

positions

using

Repo

and

stock

lending

facilities.

The

Prime

Services
business

also

provides

brokerage

facilitation

services

for

hedge

fund

clients

offering

execution

and

clearance

facilities

for

a

variety
of

asset

classes.

‘Principal’

In

the

context

of

a

loan,

the

amount

borrowed,

or

the

part

of

the

amount

borrowed

which

remains

unpaid

(excluding
interest).

‘Principal

Investments’

/

‘Private

equity

investments’

Investments

in

equity

securities

in

operating

companies

not

quoted

on

a
public

exchange.

Investment

in

private

equity

often

involves

the

investment

of

capital

in

private

companies

or

the

acquisition

of

a
public

company

that

results

in

the

delisting

of

public

equity.

Capital

for

private

equity

investmen

t

is

raised

by

retail

or

institutional
investors

and

used

to

fund

investment

strategies

such

as

leveraged

buyouts,

venture

capital,

growth

capital,

distressed

investments
and

mezzanine

capital.

Glossary

of

Terms

  67

‘Principal

Risks’

The

principal

risks

affecting

the

Barclays

Group

described

in

the

risk

review

section

of

the

Barclays

PLC

Annual
Report.
‘Pro

-cyclicality’

Movements

in

financial

variables

(including

capital

requirements)

following

natural

fluctuations

in

the

economic
cycle,

where

the

subsequent

impact

on

lending

or

other

market

behaviours

acts

as

an

amplification

of

the

economic

cycle

by

the
financial

sector.
‘Probability

of

Default

(PD)’

The

likelihood

that

a

loan

will

not

be

repaid

and

will

fall

into

default.

PD

may

be

calculated

for

each
client

who

has

a

loan

(normally

applicable

to

wholesale

customers/clients)

or

for

a

portfolio

of

clients

with

similar

attributes
(normally

applicable

to

retail

customers).

To

calculate

PD,

Barclays

assesses

the

credit

quality

of

borrowers

and

other
counterparties

and

assigns

them

an

internal

risk

rating.

Multiple

rating

methodologies

may

be

used

to

inform

the

rating

decision

on
individual

large

credits,

such

as

internal

and

external

models,

rating

agency

ratings,

and

for

wholesale

assets

market

information
such

as

credit

spreads.

For

smaller

credits,

a

single

source

may

suffice

such

as

the

result

from

an

internal

rating

model.
‘Product

structural

hedge’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

on

product

balances

with

an

instant

access
(such

as

non-interest

bearing

current

accounts

and

managed

rate

deposits)

and

to

smoothen

the

income

over

a

medium/long

term.

‘Properties

in

Possession

held

as

’Loans

and

Advances

to

Customers’’
Properties

in

the

UK

and

Italy

where

the

customer

continues
to

retain

legal

title

but

where

the

bank

has

enforced

the

possession

order

as

part

of

the

foreclosure

process

to

allow

for

the
disposal

of

the

asset

or

the

court

has

ordered

the

auction

of

the

property.
‘Properties

in

Possession

held

as

‘Other

Real

Estate

Owned’’
Properties

in

South

Africa,

where

the

bank

has

taken

legal

ownership
of

the

title

as

a

result

of

purchase

at

an

auction

or

similar

and

treated

as

‘Other

Real

Estate

Owned’

within

other

assets

on

the
bank’s

balance

sheet.
‘Proprietary

trading’

When

a

bank,

brokerage

or

other

financial

institution

trades

on

its

own

account,

at

its

own

risk,

rather

than

on
behalf

of

customers

,

so

as

to

make

a

profit

for

itself.

‘Prudential

Regulation

Authority

(PRA)’

The

statutory

body

responsible

for

the

prudential

supervision

of

banks,

building

societies,
insurers

and

a

small

number

of

significant

investment

banks

in

the

UK.

The

PRA

is

a

subsidiary

of

the

Bank

of

England.

‘Prudential

valuation

adjustment

(PVA)’

A

calculation

which

adjusts

the

accounting

values

of

positions

held

on

balance

sheet

at

fair
value

to

comply

with

regulatory

valuation

standards,

which

place

greater

emphasis

on

the

inherent

uncertainty

around

the

value

at
which

a

trading

book

position

could

be

exited.
‘Public

benchmark’

Unsecured

medium

term

notes

issued

in

public

syndicated

transactions.

‘Qualifying

central

bank

claims’
An

amount

calculated

in

line

with

the

PRA

policy

statement

allowing

banks

to

exclude

claims

on

the
central

bank

from

the

calculation

of

the

leverage

exposure

measure,

as

long

as

these

are

matched

by

deposits

denominated

in

the
same

currency

and

of

identical

or

longer

maturity.

‘Qualifying

Revolvi

ng

Retail

Exposure

(QRRE)’

In

the

context

of

the

IRB

approach

to

credit

risk

RWA

calculations,

an

exposure
meeting

the

criteria

set

out

in

BIPRU

4.6.42

R

(2).

It

includes

most

types

of

credit

card

exposure.
‘Rates’

In

the

context

of

Investment

Bank

income

analysis,

trading

revenue

relating

to

government

bonds

and

linear

interest

rate
derivatives.
‘Re

-aging’
The

returning

of

a

delinquent

account

to

up-to

-date

status

without

collecting

the

full

arrears

(principal,

interest

and
fees).
‘Real

Estate

Mortgage

Investment

Conduits

(REMICs)’
An

entity

that

holds

a

fixed

pool

of

mortgages

and

that

is

separated

into
multiple

classes

of

interests

for

issuance

to

investors.
‘Recovery

book’

Represents

the

total

amount

of

exposure

which

has

been

transferred

to

recovery

units

who

set

and

implement
strategies

to

recover

the

Group’s

exposure.

‘Recovery

book

Impairment

Coverage

Ratio’

Impairment

allowance

held

against

recoveries

balances

expressed

as

a

percentage

of
balance

in

recoveries.

‘Recovery

book

proportion

of

outstanding

balances’

Represents

the

amount

of

recoveries

(gross

month-end

customer

balances

of
all

accounts

that

have

charged

-off)

as

at

the

period

end

compared

to

total

outstanding

balances.

The

size

of

the

recoveries

book
would

ultimately

have

an

impact

on

the

overall

impairment

requirement

on

the

portfolio.

Balances

in

recoveries

will

decrease

if:
assets

are

written

-off;

amounts

are

collected;

or

assets

are

sold

to

a

third

party

(i.e.

debt

sale).

‘Regulatory

capital’

The

amount

of

capital

that

a

bank

holds

to

satisfy

regulatory

requirements.

‘Renegotiated

loans’

Loans

are

generally

renegotiated

either

as

part

of

an

ongoing

customer

relationship

or

in

response

to

an
adverse

change

in

the

circumstances

of

the

borrower.

In

the

latter

case

renegotiation

can

result

in

an

extension

of

the

due

date

of
payment

or

repayment

plans

under

which

the

Barclays

Group

offers

a

concessionary

rate

of

interest

to

genuinely

distressed
borrowers.

This

will

result

in

the

asset

continuing

to

be

overdue

and

will

be

individually

impaired

where

the

renegotiated

payments
of

interest

and

principal

will

not

recover

the

original

carrying

amount

of

the

asset.

In

other

cases,

renegotiation

will

lead

to

a

new
agreement,

which

is

treated

as

a

new

loan.

Glossary

of

Terms

  68

‘Repurchase

agreement

(Repo)’

/

‘Reverse

repurchase

agreement

(Reverse

repo)’

Arrangements

that

allow

counterparties

to

use
financial

securities

as

collateral

for

an

interest

bearing

cash

loan.

The

borrower

agrees

to

sell

a

security

to

the

lender

subject

to

a
commitme

nt

to

repurchase

the

asset

at

a

specified

price

on

a

given

date.

For

the

party

selling

the

security

(and

agreeing

to
repurchase

it

in

the

future)

it

is

a

Repurchase

agreement

or

Repo;

for

the

counterparty

to

the

transaction

(buying

the

security

and
agreeing

to

sell

in

the

future)

it

is

a

Reverse

repurchase

agreement

or

Reverse

repo.

‘Reputation

risk’

The

risk

that

an

action,

transaction,

investment

or

event

will

reduce

trust

in

the

Barclays

Group’s

integrity

and
competence

by

clients,

counterparties,

inves

tors,

regulators,

employees

or

the

public.
‘Re

-securitisations’

The

repackaging

of

Securitised

Products

into

securities.

The

resulting

securities

are

therefore

securitisation
positions

where

the

underlying

assets

are

also

predominantly

securitisation

positions.

‘Reserve

Capital

Instruments

(RCIs)’

Hybrid

issued

capit

al

securities

which

may

be

debt

or

equity

accounted,

depending

on

the
terms.

‘Residential

Mortgage

-Backed

Securities

(RMBS)’

Securities

that

represent

interests

in

a

group

of

residential

mortgages.

Investors

in
these

securities

have

the

right

to

cash

received

from

future

mortgage

payments

(interest

and/or

principal).

‘Residual

maturity’
The

remaining

contractual

term

of

a

credit

obligation

associated

with

a

credit

exposure.
‘Restructured

loans’

Comprises

loans

where,

for

economic

or

legal

reasons

related

to

the

debtor’s

financial

difficulties,

a

concession
has

been

granted

to

the

debtor

that

would

not

otherwise

be

considered.

Where

the

concession

results

in

the

expected

cash

flows
discounted

at

the

original

effective

interest

rate

being

less

than

the

loan’s

carrying

value,

an

impairment

allowance

will

be

raised.

‘Retail

Loans’

Loans

to

individuals

or

small

and

medium

sized

enterprises

rather

than

to

financial

institutions

and

larger

businesses.
It

includes

both

secured

and

unsecured

loans

such

as

mortgages

and

credit

card

balances,

as

well

as

loans

to

certain

smaller
business

customers,

typically

with

exposures

up

to

£3m

or

with

a

turnover

up

to

£5m.

‘Return

on

average

Risk

Weighted

Assets’

Statutory

profit

after

tax

as

a

proportion

of

average

RWAs.

‘Return

on

average

tangible

shareholders’

equity

(RoTE)’
Annualised
profit

after

tax

attributable

to

ordinary

equity

holders

of

the
parent,

as

a

proportion

of

average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted
for

the

deduction

of

intangible

assets

and

goodwill.

‘Return

on

average

allocated

tangible

equity’
Annualised
profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a
proportion

of

average

allocated

tangible

equity.
‘Risk

appetite’

The

level

of

risk

that

Barclays

is

prepared

to

accept

whilst

pursuing

its

business

strategy,

recognising

a

range

of
possible

outcomes

as

business

plans

are

implemented.
‘Risk

weighted

assets

(RWAs)’

A

measure

of

a

bank’s

assets

adjusted

for

their

associated

risks.

Risk

weightings

are

established

in
accordance

with

the

Basel

rules

as

implemented

by

CRR

and

local

regulators.
‘Risks

not

in

VaR

(RNIVS)’

Refers

to

all

the

key

market

risks

which

are

not

captured

or

not

well

captured

within

the

VaR

model
framework.
‘Sarbanes-Oxley

requirements’

The

Sarbanes-Oxley

Act

2002

(SOX),

which

was

introduced

by

the

US

Government

to

safeguard
against

corporate

govern

ance

scandals

such

as

Enron,

WorldCom

and

Tyco.

All

US-listed

companies

must

comply

with

SOX.
‘Second

Lien’

Debt

that

is

issued

against

the

same

collateral

as

higher

lien

debt

but

that

is

subordinate

to

it.

In

the

case

of

default,
compensation

for

this

debt

will

only

be

received

after

the

first

lien

has

been

repaid

and

thus

represents

a

riskier

investment

than
the

first

lien.

‘Secondary

Stress

Tests’

Secondary

stress

tests

are

used

in

measuring

potential

losses

arising

from

illiquid

market

risks

that

cannot
be

hedged

or

reduced

within

the

time

period

covered

in

Primary

Stress

Tests.
‘Secured

Overnight

Financing

Rate

(SOFR)’
A

broad

measure

of

the

cost

of

borrowing

cash

overnight

collateralized

by

U.S.

Treasury
securities

in

the

repurchase

agreement

(repo)

market.

‘Securities

Financing

Transactions

(SFT)’

In

the

context

of

RWAs,

any

of

the

following

transactions:

a

repurchase

transaction,

a
securities

or

commodities

lending

or

borrowing

transaction,

or

a

margin

lending

transaction

whereby

cash

collateral

is

received

or
paid

in

respect

of

the

transfer

of

a

related

asset.

‘Securities

financing

transactions

adjustments’

In

the

context

of

leverage

ratio,

a

regulatory

add-

on

calculated

as

exposure

less
collateral,

taking

into

account

master

netting

agreements.
‘Securities

lending

arrangements’

Arrangements

whereby

securities

are

legally

transferred

to

a

third

party

subject

to

an

agreement
to

return

them

at

a

future

date.

The

counterparty

generally

provides

collateral

against

non

performance

in

the

form

of

cash

or
other

assets.

‘Securitisation’

Typically,

a

process

by

which

debt

instruments

such

as

mortgage

loans

or

credit

card

balances

are

aggregated

into

a
pool,

which

is

used

to

back

new

securities.

A

company

sells

assets

to

a

special

purpose

vehicle

(SPV)

which

then

issues

securities

Glossary

of

Terms

  69

backed

by

the

assets.

This

allows

the

credit

quality

of

the

assets

to

be

separated

from

the

credit

rating

of

the

original

borrower

and
transfers

risk

to

external

investors.

‘Set-off

clauses’

In

the

context

of

Counterparty

credit

risk,

contract

clauses

that

allow

Barclays

to

set

off

amounts

owed

to

us

by

a
counterparty

against

amounts

owed

by

us

to

the

counterparty.
‘Settlement

balances’

Are

receivables

or

payables

recorded

between

the

date

(the

trade

date)

a

financial

instrument

(such

as

a
bond)

is

sold,

purchased

or

otherwise

closed

out,

and

the

date

the

asset

is

delivered

by

or

to

the

entity

(the

settlement

date)

and
cash

is

received

or

paid.
‘Settlement

risk’

The

risk

that

settlement

in

a

transfer

system

will

not

take

place

as

expected,

usually

owing

to

a

party

defaulting

on
one

or

more

settlement

obligations.
‘Significant

Increase

in

Credit

Risk

(SICR)’

Barclays

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based

on
quantitative

and

qualitative

assessments.
‘Slotting’

Slotting

is

a

Basel

2

approach

that

requires

a

standard

set

of

rules

to

be

used

in

the

calculation

of

RWAs,

based

upon

an
assessment

of

factors

such

as

the

financial

strength

of

the

counterparty.

The

requirements

for

the

application

of

the

Slotting
approach

are

detailed

in

BIPRU

4.5.
‘Sovereign

exposure(s)’

Exposures

to

central

governments,

including

holdings

in

government

bonds

and

local

government

bonds.

‘Specific

market

risk’

A

risk

that

is

due

to

the

individual

nature

of

an

asset

and

can

potentially

be

diversified

or

the

risk

of

a

price
change

in

an

investment

due

to

factors

related

to

the

issuer

or,

in

the

case

of

a

derivative,

the

issuer

of

the

underlying

investment.
‘Spread

risk’

Measures

the

impact

of

changes

to

the

swap

spread,

i.e.

the

difference

between

swap

rates

and

government

bond
yields.

‘SRB

ALRB’

The

systemic

risk

buffer

(SRB)

additional

leverage

ratio

buffer

(ALRB)

is

firm

specific

requirement

set

by

the

PRA

using

its
powers

under

section

55M

of

the

Financial

Services

and

Markets

Act

(2000).

Barclays

is

required

to

hold

an

amount

of

CET1

capital
that

is

equal

to

or

greater

than

its

ALRB.
‘Stage

1’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

not

increased

significantly

since
initial

recognition.

Stage

1

financial

instruments

are

required

to

recognise

a

12

month

expected

credit

loss

allowance.
‘Stage

2’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

increased

significantly

since
initial

recognition.

Stage

2

financial

instruments

are

required

to

recognise

a

lifetime

expected

credit

loss

allowance.
‘Stage

3’

This

represents

financial

instr

uments

where

the

financial

instrument

is

considered

impaired.

Stage

3

financial

instruments
are

required

to

recognise

a

lifetime

expected

credit

loss

allowance.
‘Standard

&

Poor’s’

A

credit

rating

agency.

‘Standby

facilities,

credit

lines

and

other

commitments’

Agreements

to

lend

to

a

customer

in

the

future,

subject

to

certain
conditions.

Such

commitments

are

either

made

for

a

fixed

period,

or

have

no

specific

maturity

but

are

cancellable

by

the

lender
subject

to

notice

requirements.

‘Statutory’

Line

items

of

income,

expense,

profit

or

loss,

assets,

liabilities

or

equity

stated

in

accordance

with

the

requirements

of
the

UK

Companies

Act

2006

and

the

requirements

of

International

Financial

Reporting

Standards

(IFRS).
‘Statutory

return

on

average

shareholder

s’

equity’

Statutory

profit

after

tax

attributable

to

ordinary

shareholders

as

a

proportion

of
average

shareholders’

equity.

‘STD’

/

‘Standardised

Approach’

A

method

of

calculating

RWAs

that

relies

on

a

mandatory

framework

set

by

the

regulator

to

derive
risk

weights

based

on

counterparty

type

and

a

credit

rating

provided

by

an

External

Credit

Assessment

Institute.

‘Sterling

Over

Night

Index

Average

(SONIA)’

Reflects

bank

and

building

societies’

wholesale

overnight

funding

rates

in

the

sterling
unsecured

market

administrated

and

calculated

by

the

Bank

of

England.
‘Stress

Testing’

A

process

which

involves

identifying

possible

future

adverse

events

or

changes

in

economic

conditions

that

could
have

unfavourable

effects

on

the

Barclays

Group

(either

financial

or

non-financial),

assessing

the

Barclays

Group’s

ability

to
withstand

such

changes,

and

identifying

management

actions

to

mitigate

the

impact.

‘Stressed

Value

at

Risk

(SVaR)’
An

estimate

of

the

potential

loss

arising

from

a

12-month

period

of

significant

financial

stress
calibrated

to

99%

confidence

level

over

a

10-day

holding

period.
‘Structured

entity’

An

entity

in

which

voting

or

similar

rights

are

not

the

dominant

factor

in

deciding

control.

Structured

entities

are
generally

created

to

achieve

a

narrow

and

well

defined

objective

with

restrictions

around

their

ongoing

activities.
‘Structural

hedge’

or

‘hedging’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

and

to

smoothen

the

income

over

a
medium/long

term

on

positions

that

exist

within

the

balance

sheet

and

do

not

re-

price

in

line

with

market

rates.

See

also

‘Equity
structural

hedge’

and

‘Product

structural

hedge’.

Glossary

of

Terms

  70

‘Structural

model

of

default’
A

model

based

on

the

assumption

that

an

obligor

will

default

when

its

assets

are

insufficient

to

cover
its

liabilities.
‘Structured

credit’

Includes

legacy

structured

credit

portfolio

primarily

comprising

derivative

exposure

and

financing

exposure

to
structured

credit

vehicles.
‘Structured

finance/notes’

A

structured

note

is

an

investment

tool

that

pays

a

return

linked

to

the

value

or

level

of

a

specified

asset
or

index

and

sometimes

offers

capital

protection

if

the

value

declines.

Structured

notes

can

be

linked

to

equities,

interest

rates,
funds,

commodities

and

foreign

currency.
‘Sub-prime’

Sub-

prime

is

defined

as

loans

to

borrowers

typically

having

weakened

credit

histories

that

include

payment
delinquencies

and

potentially

more

severe

problems

such

as

court

judgments

and

bankruptcies.

They

may

also

display

reduced
repayment

capacity

as

measured

by

credit

scores,

high

debt-to

-income

ratios,

or

other

criteria

indicating

heightened

risk

of

default.
‘Subordinated

liabilities’

Liabilities

which,

in

the

event

of

insolvency

or

liquidation

of

the

issuer,

are

subordinated

to

the

claims

of
depositors

and

other

creditors

of

the

issuer.

‘Suprana

tional

bonds’

Bonds

issued

by

an

international

organisation,

where

membership

transcends

national

boundaries

(e.g.

the
European

Union

or

World

Trade

Organisation).
‘Synthetic

Securitisation

Transactions’

Securitisation

transactions

effected

through

the

use

of

derivatives.
‘Systemic

Risk

Buffer’

CET1

capital

that

may

be

required

to

be

held

as

part

of

the

Combined

Buffer

Requirement

increasing

the
capacity

of

UK

banks

to

absorb

stress

and

limiting

the

damage

to

the

economy

as

a

result

of

restricted

lending.
‘Tangible

net

asset

value

(TNAV)’

Shareholders’

equity

excluding

non-controlling

interests

adjusted

for

the

deduction

of

intangible
assets

and

goodwill.

‘Tangible

net

asset

value

per

share’

Calculated

by

dividing

shareholders’

equity,

excluding

non-cont

rolling

interests

and

other
equity

instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

‘Tangible

shareholders’

equity’

Shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for
the

deduction

of

intangible

assets

and

goodwill.

‘Term

premium’

Additional

interest

required

by

investors

to

hold

assets

with

a

longer

period

to

maturity.

‘The

Fundamental

Review

of

the

Trading

Book

(FRTB)’

Is

a

comprehensive

suite

of

capital

rules

developed

by

the

Basel

Committee
on

Banking

Supervision

as

part

of

Basel

III

applicable

to

banks’

wholesale

trading

activities.
‘The

Standardised

Approach

(TSA)’
Under

the

TSA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

the
annual

average,

calculated

over

a

rolling

three-year

period,

of

the

relevant

income

indicator

(across

all

business

lines),

multiplied

by
a

supervisory

defined

percentage

factor

by

business

lines.

‘The

three

lines

of

defence’
The

three

lines

of

defence

operating

model

enables

Barclays

to

separate

risk

management

activities
between

those

client

facing

areas

of

the

Barclays

Group

and

associated

support

functions

responsible

for

identifying

risk,

operating
within

applicable

limits

and

escalating

risk

events

(first

line);

colleagues

in

Risk

and

Compliance

who

establish

the

limits,

rules

and
constraints

under

which

the

first

line

operates

and

monitors

their

performance

against

those

limits

and

constraints

(second

line);
and,

colleagu

es

in

Internal

Audit

who

provide

assurance

to

the

Board

and

Executive

Management

over

the

effectiveness

of
governance,

risk

management

and

control

over

risks

(third

line).

The

Legal

function

does

not

sit

in

any

of

the

three

lines,

but
supports

them

all.

The

Legal

function

is,

however,

subject

to

oversight

from

Risk

and

Compliance

with

respect

to

operational

and
conduct

risks.
‘Tier

1

capital’

The

sum

of

the

Common

Equity

Tier

1

capital

and

Additional

Tier

1

capital.

‘Tier

1

capital

ratio’

The

ratio

which

expresses

Tier

1

capital

as

a

percentage

of

RWAs

under

CRR.

‘Tier

2

(T2)

capita
l’

A

type

of

capital

as

defined

in

the

CRR

principally

composed

of

capital

instruments,

subordinated

loans

and
share

premium

accounts

where

qualifying

conditions

have

been

met.
‘Tier

2

(T2)

securities’

Securities

that

are

treated

as

Tier

2

(T2)

capital

in

the

context

of

CRR.

‘Total

capital

ratio’
Total

Regulatory

capital

as

a

percentage

of

RWAs.
‘Total

Loss

Absorbing

Capacity

(TLAC)’

A

standard

published

by

the

FSB

which

is

applicable

to

G-SIBs

and

requires

a

G-SIB

to

hold

a
prescriptive

minimum

level

of

instruments

and

liabilities

that

should

be

readily

available

for

bail-in

within

resolution

to

absorb
losses

and

recapitalise

the

institution.
‘Total

outstanding

balance’
In

retail

banking,

total

outstanding

balance

is

defined

as

the

gross

month-end

customer

balances

on

all
accounts

including

accounts

charged

off

to

recoveries.

‘Total

return

swap’

An

instrument

whereby

the

seller

of

protection

rec

eives

the

full

return

of

the

asset,

including

both

the

income
and

change

in

the

capital

value

of

the

asset.

The

buyer

of

the

protection

in

return

receives

a

predetermined

amount.

Glossary

of

Terms

  71

‘Total

balances

on

forbearance

programmes

coverage

ratio’

Impairment

allowanc

e

held

against

Forbearance

balances

expressed

as
a

percentage

of

balance

in

forbearance.
‘Traded

Market

Risk’
The

risk

of

a

reduction

to

earnings

or

capital

due

to

volatility

of

trading

book

positions.

‘Trading

book’
All

positions

in

financial

instruments

and

commodities

held

by

an

institution

either

with

trading

intent,

or

in

order

to
hedge

positions

held

with

trading

intent.
‘Traditional

Securitisation

Transactions’

Securitisation

transactions

in

which

an

underlying

pool

of

assets

generates

ca

sh

flows

to
service

payments

to

investors.
‘Transitional’

When

a

measure

is

presented

or

described

as

being

on

a

transitional

basis,

it

is

calculated

in

accordance

with

the
transitional

provisions

set

out

in

Part

Ten

of

CRR.
‘Treasury

and

Capital

Risk’

This

comprises

of

Liquidity

Risk,

Capital

Risk

and

Interest

Rate

Risk

in

the

Banking

Book.
‘Twelve

month

expected

credit

losses’

The

portion

of

the

lifetime

ECL

arising

if

default

occurs

within

12

months

of

the

reporting
date

(or

shorter

period

if

the

expected

life

is

less

than

12

months),

weighted

by

the

probability

of

said

default

occurring.
‘Twelve

month

PD’

The

likelihood

of

accounts

entering

default

within

12

months

of

the

reporting

date.
‘Unencumbered’

Assets

not

used

to

secure

liabilities

or

otherwise

pledged.

‘United

Kingdom

(UK)’

Geographic

segment

where

Barclays

operates

comprising

the

UK.

Also

see

‘Europe’.

‘UK

Bank

levy’

A

levy

that

applies

to

UK

banks,

building

societies

and

the

UK

operations

of

foreign

banks.

The

levy

is

payable

based
on

a

percentage

of

the

chargeable

equity

and

liabilities

of

the

bank

on

its

balance

sheet

date.

‘UK

leverage

exposure’
Is

calculated

as

per

the

PRA

rulebook,

where

the

exposure

calculation

also

includes

the

FPC’s
recommendation

to

allow

banks

to

exclude

claims

on

the

central

bank

from

the

calculation

of

the

leverage

exposure

measure,

as
long

as

these

are

matched

by

deposits

denominated

in

the

same

currency

and

of

identical

or

longer

maturity.
‘UK

leverage

ratio’
As

per

the

PRA

rulebook,

means

a

bank’s

tier

1

capital

divided

by

its

total

exposure

measure,

with

this

ratio
expressed

as

a

percentage.
‘Unfunded

credit

protection’

Is

a

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

exposure

of

an
institution

derives

from

the

obligation

of

a

third

party

to

pay

an

amount

in

the

event

of

the

default

of

the

borrower

or

the
occurrence

of

other

specified

credit

events.
‘US

Partner

Portfolio’

Co-branded

credit

card

programs

with

companies

across

various

sectors

including

travel,

entertainment,
retail

and

financial

sectors.

‘US

Residential

Mortgages’

Securities

that

represent

intere

sts

in

a

group

of

US

residential

mortgages.

‘Valuation

weighted

Loan

to

Value

(LTV)

Ratio’

In

the

context

of

credit

risk

disclosures

on

secured

home

loans,

a

means

of
calculating

marked

to

market

LTVs

derived

by

comparing

total

outstanding

balance

and

the

value

of

total

collateral

we

hold

against
these

balances.

Valuation

weighted

loan

to

value

is

calculated

using

the

following

formula:

LTV

=

total

outstandings

in
portfolio/total

property

values

of

total

outstandings

in

portfolio.
‘Value

at

Risk

(VaR)’

A

measure

of

the

potential

loss

of

value

arising

from

unfavourable

market

movements

at

a

specific

confidence
level

and

within

a

specific

timeframe.
‘Weighted

off

balance

sheet

commitments’

Regulatory

add-ons

to

the

leverage

exposure

measure

based

on

credit

conversion
factors

used

in

the

Standardised

Approach

to

credit

risk.
‘Wholesale

loans’

/

‘lending’

Lending

to

larger

businesses,

financial

institutions

and

sovereign

entities.

‘Write

-off

(gross)’

The

point

where

it

is

determined

that

an

asset

is

irrecoverable,

or

it

is

no

longer

considered

economically

viable
to

try

to

recover

the

asset

or

it

is

deemed

immaterial

or

full

and

final

settlement

is

reached

and

the

shortfall

written

off.

In

the
event

of

write-off,

the

customer

balance

is

removed

from

the

balance

sheet

and

the

impairment

allowance

held

against

the

asset

is
released.

Net

write-offs

represent

gross

write-offs

less

post

write

-

off

recoveries.

‘Wrong

-way

risk’
Arises,

in

a

trading

exposure,

when

there

is

significant

correlation

between

the

underlying

asset

and

the
counterparty,

which

in

the

event

of

default

would

lead

to

a

significant

mark

to

market

loss.

When

assessing

the

credit

exposure

of

a
wrong

-way

trade,

analysts

take

into

account

the

correlation

between

the

counterparty

and

the

underlying

asset

as

part

of

the
sanctioning

process.